As filed with the Securities and Exchange Commission on July 11, 2000

Registration No. 333-35522

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TeleCommunication Systems, Inc.

(Exact name of registrant as specified in its charter)

Maryland

(State or other jurisdiction
of Employer Incorporation
or Organization)
4813
(Primary standard industrial
classification code number)
52-1526369
(I.R.S. employer
identification number)

275 West Street

Annapolis, Maryland 21401
(410) 263-7616
(Address, including zip code and telephone number, including area code of Registrant’s principal executive offices)

Maurice B. Tosé

President and Chief Executive Officer
TeleCommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401
(410) 263-7616
(Name, address, including zip code and telephone number, including area code of agent for service)

Copies to:

Wilbert H. Sirota, Esq.
Wm. David Chalk, Esq.
Piper Marbury Rudnick & Wolfe LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
(410) 580-3000 (Phone)
(410) 580-3001 (Facsimile)
Christopher D. Lueking, Esq.
Latham & Watkins
233 South Wacker Drive
Suite 5800
Chicago, Illinois 60606
(312) 876-7700 (Phone)
(312) 993-9767 (Facsimile)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box. [   ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Shares of Class A common stock, par value $.01 per share	$86,480,000	$30,360

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	The registration fee was paid on April 25, 2000.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 11, 2000

PROSPECTUS

4,700,000 Shares

[TELECOMMUNICATION LOGO]

Class A Common Stock

        This is the initial public offering of Class A common stock by TeleCommunication Systems, Inc. We are selling 4,700,000 shares of Class A common stock. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.

      There is currently no public market for our Class A common stock. We have applied to list our Class A common stock on the Nasdaq National Market under the symbol “TSYS.”

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts	$	$

Proceeds, before expenses, to TeleCommunication Systems, Inc.	$	$

      We have granted the underwriters a 30-day option to purchase up to an additional 705,000 shares of our Class A common stock to the extent they sell more than 4,700,000 shares at the initial public offering price. The underwriters expect to deliver the shares on             , 2000.

Investing in our Class A common stock involves a high degree of risk.

See “Risk Factors” beginning on page 7.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CHASE H&Q         DEUTSCHE BANC ALEX. BROWN

SALOMON SMITH BARNEY

          , 2000

Description of Front Cover:

      The front cover is a single page. Two arcs, placed diagonally across, separate the page into three colors. The first picture is that of a wireless device and has the words “TCS MO Menus™” below the screen. The screen shot shows the following options: “(1) News, (2) Weather, (3) Sports and (4) Finance” and gives the user two choices: “Options” or “Back.” The second picture is that of a personal digital assistant and has the words “MO Mail™” below the screen. The screen shot reflects the “Mo Mail Main Menu” and shows the following options: “Change Accounts,” “List Account Folders,” “List Messages,” “Search Messages,” and “Compose Message.” The bottom of the screen has the words “Account Configuration.” The third picture is that of a wireless device and has the words “TCS MO Chat™” below the screen. The screen shot shown asks the question “Where would you like to meet after work? [Sally]” and gives the user two choices: “Options” or “Back.” The TeleCommunication Systems, Inc. logo and name appear in the bottom right corner.

Description of Gatefold:

      The inside of the gatefold covers two pages. Upon a simple two-toned background, there is a suspension bridge connecting two small areas, each represented by an oval shape design. “TeleCommunication Systems” appears in perspective on top of the middle tower of the bridge.

      The oval shape on the left side of the bridge contains a cluster of the following items: a computer screen, processor and monitor, a personal digital assistant, and two office buildings. Above the oval on the graphic section is a title, “Content Sources.” The oval shape on the right side of the bridge contains a cluster of two cell phones, a personal digital assistant, and a pager. Above the oval on the graphic section is a title, “Wireless Devices.”

      The bridge holds a three-lane road with the top lane labeled “Voice,” the middle lane labeled “Mobile Data,” and the bottom lane labeled “Messaging.” Holding the bridge with suspension cables are three towers labeled, from left to right: “Enterprise Networks,” “Internet,” “ and “Wireless Networks.” “Communications Engineering Services” is stated on the foundation of the bridge. There is a structure forming an arc at the top of the bridge which connects the three towers. On this arc is written “Network Application Software.”

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Consent of Ernst & Young LLP

PROSPECTUS SUMMARY

      This summary highlights selected information from this prospectus and may not contain all the information that you should consider before investing in our Class A common stock. To learn about this offering and our business, you should carefully read the entire prospectus, including the risk factors beginning on page 7 and our financial statements and related notes.

TeleCommunication Systems, Inc.

      We provide wireless network application software and services and communications engineering services. We were founded in 1987 as a provider of communications engineering services, which have historically generated the majority of our revenue. Our communications engineering services include network design, installation and operation, network engineering and analysis, and complex program management. Through our experience, we recognized the demand for network application software that provides for the delivery of Internet content, short messages and enhanced data communications services to wireless devices, including phones, two-way pagers and personal digital assistants. As a result, we expanded our business over the past several years to focus on the development of this software.

      As part of our focus on network application software, we developed our Wireless Internet Gateway software, which allows wireless carriers and enterprises to provide their customers and employees with real-time, wireless access to Internet content, corporate intranets and e-mail. We also developed Short Message Service Center software, which allows wireless device users to send and receive text or data messages. When the Wireless Internet Gateway and Short Message Service Center software are used together, we are able to provide additional features such as confirming and prioritizing message delivery, securing messages and data, and tracking the location of wireless devices. Our software can perform these functions because it is designed to access information stored inside wireless networks, such as device on/off status and billing and transaction records. As of June 30, 2000, our software was installed in 17 U.S. and international wireless carrier networks.

      To simplify the delivery of Internet content over wireless networks, we recently published an Application Programming Interface. Our Application Programming Interface provides Internet software developers and providers of content, such as news and entertainment, with the ability to write programs that can communicate through our Message Distribution Center with approximately 70 different wireless carriers. In addition, we recently introduced several new software applications, including instant messaging and two-way text messaging, which are currently in trial with major wireless carriers. Our instant messaging application provides immediate notification to a pre-selected group when a user activates his or her handset. Our Mobile Originated Chat application allows two-way group text messaging between the Internet and wireless devices. In addition, we design and develop custom network software for telecommunications and information management.

      In 1996, we entered into a development agreement with Lucent Technologies, Inc. under which we developed and share ownership rights in certain network application software, including the Short Message Service Center. We share revenue with Lucent from sales of this software. We have received substantially all of our network application software license revenue from sales to wireless carriers by Lucent and will continue to be substantially dependent upon Lucent for future sales of our network application software licenses. We are growing our direct sales force and developing additional marketing relationships with communication infrastructure providers in order to expand our sales channels for our network application software products and services.

      We had $25.0 million of revenue in 1998, $45.8 million in 1999, and $12.1 million in the first three months of 2000. We had nominal net income in 1998, net losses of $1.3 million in 1999 and net loss of $0.6 million in the first three months of 2000. Because we expect to continue to invest heavily in product development, and in sales and marketing, we expect to continue to incur significant losses in the future. We derive a significant portion of our communications engineering services revenue from sales to the U.S. Government. We were awarded some of these contracts as a minority-owned business. We have applied for waivers to allow us to continue to perform these contracts following this offering.

Our Strategy

      We plan to continue to focus on developing and selling network application software that provides for the delivery of Internet content, short messages and other enhanced data communication services to wireless devices. The key elements of our strategy are to:

•	Leverage Our Expertise in Accessing Information Stored Inside Wireless Networks

•	Grow Our Wireless Carrier Base

•	Develop Our Corporate Enterprise Customer Base

•	Expand Our Sales and Marketing Capabilities

•	Develop and Enhance Our Technology

•	Pursue Select Acquisitions

Our Offices and History

      We were incorporated under the laws of the State of Maryland on July 30, 1987. Our principal executive office is located at 275 West Street, Annapolis, Maryland 21401, and our telephone number is (410) 263-7616. Our Web site is located at www.telecomsys.com. Information contained on our Web site does not constitute part of this prospectus.

      Following this offering, Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, will own 72.4% of our total voting power. Accordingly, Mr. Tosé will have the power to control our future direction through his ability to determine the outcome of elections of our directors, amend our articles of incorporation and bylaws and take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions.

The Offering

Class A common stock offered	4,700,000 shares

Total Class A common stock to be outstanding after this offering	12,327,753 shares

Total Class A common stock and Class B common stock to be outstanding after this offering	23,115,424 shares

Use of proceeds	We intend to use the approximately $68.6 million in net proceeds from this offering for working capital and general corporate purposes, including:
•  expansion of our sales and marketing operations;
•  research and development;
•  further development of our network infrastructure;
•  repayment of outstanding debt;
•  development of technology and distribution alliances; and
• possible acquisitions or other investments.

Proposed Nasdaq National Market symbol	“TSYS”

      Except where otherwise indicated, all information in this prospectus:

•	assumes a recapitalization has occurred prior to the consummation of this offering in which:

(1)	all outstanding shares of our current non-voting Class B common stock are converted into an equal number of shares of our Class A common stock having one vote per share;

(2)	all outstanding options and warrants to purchase shares of our current non-voting Class B common stock are converted to be exercisable for an equal number of shares of our Class A common stock having one vote per share; and

(3)	the outstanding shares of our Class A common stock owned by Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, are converted into an equal number of shares of our Class B common stock, which will be redesignated to have three votes per share;

•	reflects a three-for-one stock split of our Class A common stock and our Class B common stock which occurred on April 6, 2000 and a 1-for-2.92 reverse stock split of our Class A common stock and our Class B common stock which occurred on June 15, 2000;

•	assumes the conversion of 3,412,000 shares of outstanding Series A preferred stock into an aggregate of 3,505,479 shares of our Class A common stock upon the consummation of this offering;

•	assumes the exercise of warrants to purchase 1,397,907 shares of our Class A common stock at a weighted average exercise price of $0.31 per share upon the consummation of this offering;

•	excludes 8,904,110 shares of Class A common stock reserved for issuance under our amended and restated 1997 Stock Incentive Plan, of which 2,926,090 shares were issuable upon exercise of options outstanding as of June 15, 2000 at a weighted average exercise price of $0.66 per share; and

•	assumes no exercise of the underwriters’ over-allotment option.

Summary Financial Data

      The table that follows presents portions of our financial statements and is not complete. You should read the following selected financial data together with our financial statements and related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more complete financial information included elsewhere in this prospectus. We have derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our financial statements which have been audited by Ernst & Young LLP, independent auditors, and which are included in this prospectus beginning on page F-1. We have derived the statement of operations data for the three months ended March 31, 1999 and 2000 from our unaudited financial statements included in this prospectus beginning on page F-1 which include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for those periods. The historical results presented below for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for any future period.

				Three months
	Year ended			ended
	December 31,			March 31,

	1997	1998	1999	1999	2000

	(in thousands, except per share data)

Statement of Operations Data:

Revenue:

Network applications:

Software licenses	$1,373	$2,104	$3,975	$379	$1,167

Services	3,815	5,806	7,345	1,851	2,217

Network applications	5,188	7,910	11,320	2,230	3,384

Communications engineering services	22,636	17,078	34,440	6,556	8,675

Total revenue	27,824	24,988	45,760	8,786	12,059

Cost of revenue:

Network applications:

Amortization of software development costs	220	593	1,401	350	670

Cost of network application services	2,918	4,252	4,993	1,043	1,578

Cost of network applications	3,138	4,845	6,394	1,393	2,248

Communications engineering services	17,847	12,358	26,889	5,362	6,400

Total cost of revenue	20,985	17,203	33,283	6,755	8,648

Other operating expenses:

Sales and marketing	1,045	1,455	2,285	457	1,076

Research and development	204	354	1,098	220	466

General and administrative	3,091	4,001	5,329	999	1,915

Depreciation and amortization of property and equipment	294	424	916	167	571

Total other operating expenses	4,634	6,234	9,628	1,843	4,028

Income (loss) from operations	2,205	1,551	2,849	188	(617)

Interest expense and other financing costs	1,263	1,550	1,741	403	374

Income (loss) before income taxes	942	1	1,108	(215)	(991)

Income tax expense (benefit)	—	—	2,408	—	(383)

Income (loss) from continuing operations	$942	$1	$(1,300)	$(215)	$(608)

Net income (loss) attributable to common stockholders	$942	$1	$(1,300)	$(215)	$(832)

				Three months
	Year ended			ended
	December 31,			March 31,

	1997	1998	1999	1999	2000

	(in thousands, except per share data)

Earnings (loss) per common share:

Basic and diluted	$0.09	$0.00	$(0.12)	$(0.02)	$(0.08)

Basic shares used in computation	10,788	10,788	10,788	10,788	10,805

Diluted shares used in computation	11,076	14,768	10,788	10,788	10,805

	As of March 31, 2000

			Pro forma
	Actual	Pro forma(1)	as adjusted(2)

	(in thousands)

Balance Sheet Data:

Unrestricted cash	$984	$1,423	$62,120

Working capital	2,463	2,902	65,841

Total assets	27,790	28,229	88,926

Long-term debt and capital leases	6,321	6,321	925

Total liabilities	23,070	23,070	15,432

Series A preferred stock (3)	9,744	—	—

Total stockholders equity (deficit) (3)	(5,024)	5,159	73,494

(1)	The pro forma balance sheet data above gives effect to:

•	the recapitalization described under “Prospectus Summary — The Offering;”

•	the conversion of 3,412,000 shares of outstanding Series A preferred stock into an aggregate of 3,505,479 shares of our Class A common stock upon the consummation of this offering; and

•	the exercise of warrants to purchase 1,397,907 shares of our Class A common stock at a weighted average exercise price of $0.31 per share upon the consummation of this offering.

(2)	The pro forma as adjusted balance sheet data gives effect to the sale of our Class A common stock in this offering at an assumed initial public offering price of $16.00 per share, less estimated underwriting discounts and estimated expenses we expect to pay in connection with this offering. We have also assumed that we have used $8.0 million of our proceeds to reduce our outstanding debt. See “Use of Proceeds.”

(3)	We have not presented our Series A preferred stock as part of our stockholders’ equity (deficit) because it is mandatorily redeemable after December 14, 2004. All of these shares will automatically convert into shares of our Class A common stock upon the consummation of this offering.

RISK FACTORS

      You should carefully consider the following risks and other information in this prospectus before you decide to invest in our Class A common stock.

RISKS RELATED TO OUR BUSINESS

Our future financial performance is uncertain because we have historically derived most of our revenue from providing communications engineering services but expect network application software products and related services to be the primary focus of our business in the future.

      We have only a limited history selling our current network application software products and related services. Although we commenced operations in 1987, substantially all of our revenue came from the provision of communications engineering services until 1997 when we began generating revenue from our network application software products. For the year ended December 31, 1999, we derived approximately 25% of our total revenue from the sale of network application software licenses and services, of which approximately 9% was derived from software licenses and 16% from network application services. The remaining 75% of our total revenue for this period was derived from the sale of communications engineering services. Because of this change in the focus of our business, you should not rely on our past financial performance to evaluate our future financial performance.

Because we rely on Lucent to market and sell wireless intelligent network applications and services, our business will be adversely affected if Lucent ceases to market and sell those products and services.

      We rely on Lucent to market and sell wireless intelligent network applications and services that we develop under a development agreement we entered into with Lucent. Lucent markets and sells these applications as part of its own product and service offerings to its wireless carrier customers, many of whom we may not be able to independently access. To date, almost all of our revenue from network application software products has resulted from sales to wireless carriers by Lucent. The amount and timing of resources Lucent dedicates to marketing and selling these products is not within our control. We cannot assure you that Lucent will not change its strategic focus, pursue alternative technologies, develop competing products, establish relationships with our competitors or reduce its efforts to market and sell our product and service offerings. For example, Lucent is separately developing a new prepaid wireless application and has indicated that it will no longer market the Prepaid Wireless application that we developed under our development agreement with Lucent. Unfavorable developments in our relationship with Lucent would have a significant adverse effect on our ability to market and sell our wireless intelligent network products.

Because Lucent can buy out our right to receive revenue from certain network application software products for a negotiated lump-sum payment, our ability to derive revenue from those products in the future is uncertain.

      We share revenue with Lucent from the sale of the Short Message Service Center and Prepaid Wireless software applications and will share revenue from the sale of enhanced

Over-The-Air software applications, once development is complete. Our development agreement with Lucent provides that by mutual agreement Lucent may buy out our right to receive revenue from the sale of these products in exchange for a negotiated lump-sum payment from Lucent to us.

      If Lucent were to buy out our ability to receive revenue from sales of the Short Message Service Center software application, our business would be adversely affected. Revenue from sales of the Short Message Service Center software licenses and related services accounted for approximately 30% of our network applications revenue and 7% of our total revenue for the year ended December 31, 1999 and approximately 38% of our network applications revenue and 11% of our total revenue for the three months ended March 31, 2000. Moreover, we sell our Wireless Internet Gateway and other products in conjunction with the Short Message Service Center software application, and sales could decline if we were unable to sell our Wireless Internet Gateway in conjunction with the Short Message Service Center software application.

We have a history of losses and expect to continue to incur significant losses in the future.

      We have incurred annual losses in three of the past five years and had nominal income in each of the other two years. We incurred net losses of $0.6 million for the three months ended March 31, 2000 and $1.3 million for the year ended December 31, 1999. We may incur further losses in the future. As of March 31, 2000, we had an accumulated deficit of $5.1 million. Because we expect to continue to incur significant product development, sales and marketing and administrative expenses, we will need to generate significant additional revenue and control costs to achieve and sustain profitability on a quarterly or annual basis. We may not increase our revenue or control costs, and if we do not, our operating results and profitability could be adversely affected.

Because sales to the U.S. government and Lucent have historically accounted for the majority of our total revenue, a loss of either of them would significantly reduce our revenue.

      To date, the largest customers of our product and service offerings in terms of revenue generated have been the U.S. government and Lucent. For the three months ended March 31, 2000 and the years ended December 31, 1999 and 1998, we received substantially all of our network application software license revenue from Lucent under the Application Development Agreement. Lucent accounted for 43% of our total network applications revenue for the three months ended March 31, 2000, 45% for the year ended December 31, 1999 and 47% for the year ended December 31, 1998. Various U.S. government agencies accounted for 47% of our total network applications revenue for the three months ended March 31, 2000, 46% for the year ended December 31, 1999 and 47% for the year ended December 31, 1998. The U.S. government also accounted for 49% of our communications engineering services revenue for the three months ended March 31, 2000, 70% for the year ended December 31, 1999 and 76% for the year ended December 31, 1998. We expect that we will generate a significant portion of our total revenue from the U.S. government and Lucent for the foreseeable future. Our growth depends on maintaining our relationships with these important customers and on developing other customers and distribution channels.

We derive a significant portion of our revenue from sales to the U.S. government which has special rights unlike other customers and exposes us to additional risks that could be adverse to us.

      Sales to the U.S. government accounted for approximately 49% of our total revenue for the three months ended March 31, 2000 and approximately 64% of our total revenue for the year ended December 31, 1999. Our ability to earn revenue from sales to the U.S. government can be affected by numerous factors outside of our control including:

•	The U.S. government may terminate our contracts with them. All of our contracts with the U.S. government are, by their terms, subject to termination by the U.S. government either for its convenience or in the event of a default by us. In the event of termination of a contract by the U.S. government, we may have little or no recourse.

•	Our contracts with the U.S. government may be terminated due to Congress failing to appropriate funds. Our U.S. government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Any failure by Congress to appropriate funds to any program that we participate in could materially delay or terminate the program and have a material adverse effect on our business. For example, the General Services Administration is one of our primary U.S. government customers and accounted for 38% of our total revenue for the three months ended March 31, 2000 and 43% for the year ended December 31, 1999.

•	We are subject to procurement and other related laws and regulations which carry significant penalties for non-compliance. We are subject to extensive and complex U.S. government procurement laws and regulations. Failure to comply with these laws and regulations and with laws governing the export of controlled products and commodities, and any significant violations of any other federal law, could subject us to potential contract termination, civil and criminal penalties, and under certain circumstances, suspension and debarment from future U.S. government contracts.

      Additionally, the U.S. government may audit and review our costs and performance on their contracts, as well as our accounting and general practices. The costs and prices under these contracts may be subject to adjustment based upon the results of such audits. We cannot assure you that future audits will not have a material adverse effect on our business.

•	Many of our U.S. government contracts could result in unreimbursed cost overruns that we would be responsible for. Our U.S. government business is performed under both cost-plus contracts and fixed-price contracts. Fixed-price contracts accounted for approximately 32% of our U.S. government revenues in the year ended December 31, 1999. There is a risk of unreimbursable cost overruns with all fixed-price contracts. If any cost overruns should occur, it could have a material adverse effect on our business.

Some of our current contracts with the U.S. government may be terminated by the Small Business Administration as a result of this offering, and we may no longer be able to bid for corporate contracts as a minority-owned business enterprise.

      From 1989 until June 1998, we participated as a minority-owned business enterprise in the Section 8(a) Business Development Program under the U.S. Small Business Act. We currently continue to perform some federal government contracts awarded to us prior to June 1998. These contracts will terminate under the U.S. Small Business Act if we experience a change of control unless the Small Business Administration grants waivers with respect to such contracts upon the applicable federal agency customer’s request. The sale of Class A common stock by us in this offering will be deemed to be a change of control by the Small Business Administration. We have applied to the Small Business Administration for waivers of termination of our Section 8(a) contracts. We cannot assure you that the Small Business Administration will grant our request or that any of the federal agency customers will support our request. At March 31, 2000, approximately $6.5 million, or 35%, of our backlog was under contracts that will be subject to termination as a result of this offering. If these contracts are terminated and not replaced we would lose revenue and our business would be harmed. Additionally, if corporate enterprises no longer consider us a minority-owned business, it may be more difficult for us to compete and our business could be harmed. Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, could, without seeking anyone else’s approval, transfer voting control of us to a third party. Such a transfer could also cause us to lose our status as a minority-owned business among corporate enterprises.

If we are unable to use third parties’ research and development resources, our ability to maintain the competitiveness of our network application software products would be adversely affected and our research and development costs could increase.

      In addition to our own research and development efforts, we rely on third parties for the research and development of new network application products. For example, Lucent provides us with access to its laboratories where we are able to test new Lucent products and features for compatibility with our software applications before these products and features become publicly available. Our ability to develop new applications and maintain the competitiveness and functionality of our product offerings could be adversely affected if we are unable to use third parties’ research and development resources.

Our ability to increase revenue depends upon wireless carriers continuing to provide additional products and services to their subscribers.

      If wireless carriers limit their product and service offerings or do not purchase additional products containing our applications, our business will be harmed. Wireless carriers face implementation and support challenges in introducing Internet-based services via wireless devices, which may slow the rate of adoption or implementation of our products and services. Historically, wireless carriers have been relatively slow to implement complex new services such as Internet-based services. Our future success depends upon a continued increase in the use of wireless devices to access the Internet and upon the continued development of wireless devices as a medium for the delivery of network-based content and services. We have limited or no control over the pace at which wireless carriers implement these new services. The failure of wireless carriers to introduce and support services utilizing our products in a timely and effective manner could reduce sales of our products and services and harm our business.

Because our operating results are subject to significant fluctuations, we may not meet expectations of investors and our stock price may decline.

      Our quarterly revenue and operating results are difficult to predict and are likely to fluctuate from quarter-to-quarter. For example, we generally derive a significant portion of our network application software license revenue from initial license fees. The initial license fees that we receive in a particular quarter may vary significantly. In addition, the length of each project that we perform in our communications engineering services business varies. As these projects begin and end, our quarterly results may vary. As a result, in some future periods, our results of operations may be below the expectations of analysts and investors which could cause our stock price to decline. Additional factors that have either caused our results to fluctuate in the past or that are likely to affect us in the future include:

•	changes in our relationships with Lucent, the U.S. government or other customers;

•	timing of introduction of new products and services;

•	changes in pricing policies and product offerings by us or our competitors;

•	costs associated with advertising, marketing and promotional efforts to acquire new customers;

•	capital expenditures and other costs and expenses related to improving our business, expanding our operations and adapting to new technologies and changes in consumer preferences; and

•	our lengthy and unpredictable sales cycle.

Because of the technical nature of our industry, our success depends on recruiting and retaining management, sales and marketing, and technical personnel with wireless data and software experience.

      We depend to a significant degree on the skills, experience and efforts of our key executive officers and our employees, such as Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, Richard A. Young, our Executive Vice President and Chief Operating Officer, Thomas M. Brandt, Jr., our Senior Vice President and Chief Financial Officer, Drew A. Morin, our Senior Vice President and Chief Technical Officer, and Timothy J. Lorello, our Senior Vice President — Network Intelligence, and a number of other key management, sales and support personnel. Because of the technical nature of our products and services, including the need to write complex network application software, and the dynamic market in which we compete, our performance depends on attracting and retaining employees with wireless data and software experience. These individuals are in high demand and we may not be able to attract the staff we need. Competition for qualified personnel in our industry is intense and it is becoming increasingly difficult to hire and retain these persons, especially in the Baltimore-Washington region where we are located. We maintain key person life insurance policies for all of our executive officers. If we lose the services of any of our key management, sales and marketing, or technical personnel, or if we fail to continue to attract qualified personnel, we may not be able to successfully keep up with changes in the industry and our business could suffer.

Because our business may not generate sufficient cash to fund our operations, we may not be able to continue to grow our business if we do not obtain additional capital.

      Because we expect to continue to invest heavily in product development and in sales and marketing to finance our growth, we may require additional capital. Currently, our available cash resources combined with the net proceeds from our recent Series A preferred stock issuance and this offering will be sufficient to fund our operating needs for at least the next 12 months. We cannot assure you that we will be able to raise additional capital in the future on terms acceptable to us, or at all.

Because several of our competitors have significantly greater resources than we do, we could lose customers and market share.

      The businesses of providing network application software and communications engineering services are highly competitive. Several of our competitors are substantially larger than us and have greater financial, technical and marketing resources than we do. In particular, larger competitors have certain advantages over us which could cause us to lose customers and impede our ability to attract new customers, including:

•	financial, technical, marketing, personnel and other resources substantially greater than ours;

•	more established relationships with wireless carriers;

•	more funds to deploy products and services; and

•	the ability to lower prices of competitive products and services because they are selling larger volumes.

      The wide spread adoption of open industry standards such as the Wireless Access Protocol specifications may make it easier for new market entrants and existing competitors to introduce products that compete with our software products. With time and capital, it would be possible for competitors to replicate our product and service offerings. Moreover, our competitors may develop alternative wireless data communications and messaging technologies that gain broader market acceptance than ours. Additionally, the wireless communications industry continues to experience significant consolidation which may make it more difficult for smaller companies such as ours to compete. Competition could reduce our market share or force us to lower prices. As we enter new markets and introduce new services, we will face new competitors. Our competitors include application developers, telecommunications equipment vendors and information technology consultants, and may include traditional Internet portals and Internet infrastructure software companies. We expect that we will compete primarily on the basis of price, time to market, functionality, quality and breadth of product and service offerings.

Because our product offerings are sold internationally, we are subject to risks of conducting business in foreign countries.

      Wireless carriers in six countries in Central and South America have purchased our network application products through Lucent. We believe our revenue will be increasingly dependent on business in foreign countries, and we will be subject to the social, political and economic risks of conducting business in foreign countries, including:

•	our inability to adapt our products and services to local cultural traits, customs and mobile user preferences;

•	costs of adapting our product and service offerings for foreign markets;

•	our inability to locate qualified local employees, partners and suppliers;

•	reduced protection of intellectual property rights;

•	the potential burdens of complying with a variety of U.S. and foreign laws, trade standards and regulatory requirements, including the regulation of wireless communications and the Internet and uncertainty regarding liability for information retrieved and replicated in foreign countries; and

•	general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relations.

      Any of the foregoing risks could have a material adverse effect on our business by diverting time and money toward addressing them or by reducing or eliminating sales in such foreign countries.

RISKS RELATED TO OUR TECHNOLOGY

If we are unable to integrate our products with wireless carriers’ systems, we may lose sales to competitors.

      Our network application software products operate with wireless carriers’ systems and various wireless devices. If we are unable to continue to design our software to operate with these systems and devices, we may lose sales to competitors. For example, if, as a result of technology enhancements or upgrades to carrier systems, our products can no longer operate with such systems, we may no longer be able to sell our products. Further, even if we successfully redesign our products to operate with these systems, we may not gain market acceptance before our competitors.

Because our software may contain defects or errors, our sales could go down if this injures our reputation or delays shipments of our software.

      The network application software products we develop are complex and must meet the stringent technical requirements of our customers. We must develop new products and product enhancements to keep pace with the rapidly changing software and telecommunications markets. Software as complex as ours is likely to contain undetected errors or defects, especially when first introduced or when new versions are released. Our software may not be error or defect free after delivery to customers, which could damage our reputation, cause revenue losses, result in the rejection of our software or services, divert development resources and increase service and warranty costs.

Because our systems may be vulnerable to systems failures and security risks, we may incur significant costs to protect against the threat of these problems.

      We provide for the delivery of information and content to wireless devices in a prompt and timely manner. Any systems failure that causes a disruption in our ability to facilitate the transmission of information to these wireless devices could result in delays in end users receiving this information and cause us to lose customers. Our systems could experience such failures as a result of unauthorized access by hackers, computer viruses, hardware or software failures, power or telecommunications failures and other accidental or intentional actions which could disrupt our systems. For example, if our systems had been infected by a virus like the recent “I love you” virus, we might have lost customers due to the resulting delays in our delivery of information to wireless devices. We may incur significant costs to prevent such systems disruptions.

      In addition, increasingly our products will be used to create or transmit secure information and data to and from wireless devices. For example, our software can be used to create private address lists. To protect private information like this from security breaches, we may incur significant costs. Further, if a third party were able to misappropriate our proprietary information or disrupt our operations, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our business.

Because we share ownership rights in certain network application software products with Lucent, Lucent could challenge the scope of those rights or restrict our ability to use such products freely or to develop competing products.

      We developed several network application software products under our development agreement with Lucent, including the Short Messaging Service Center and Prepaid Wireless software applications. We have also recently agreed to develop an enhanced Over-The-Air software application under this development agreement. Under this agreement, we share ownership rights in these applications with Lucent. Further, under the amendment to our development agreement, we have granted Lucent the right to incorporate software and other intellectual property developed by us under their new prepaid wireless software application. The scope of each party’s ownership interest in these applications is subject to each party’s various underlying ownership rights in the intellectual property and confidential information contributed to the applications and could be subject to challenge by either party. If Lucent challenges or places any restrictions on our ability to sell, develop, pledge and/or modify the software code or other intellectual property rights relating to these applications, our business could suffer. Additionally, if Lucent challenges or places limitations on our ability to develop similar applications for other customers based upon the copyrighted software code or other intellectual property rights, our business would be adversely affected. Finally, we have not entered into direct agreements with wireless carriers that have installed our applications. Accordingly we may have limited or no contractual claims against wireless carriers if they violate our intellectual property rights.

If we are unable to protect our intellectual property rights or are sued by third parties for infringing upon their intellectual property rights, we may incur substantial costs.

      Our success and competitive position depend in large part upon our ability to develop and maintain the proprietary aspects of our technology. We currently do not have any issued patents that would provide intellectual property protection. Instead, we rely on a combination of copyright, trademark, service mark, trade secrets laws, confidentiality provisions and various other contractual provisions to protect our proprietary rights, but these legal means provide only limited protection. If we fail to protect our intellectual property, we may be exposed to expensive litigation or risk jeopardizing our competitive position. Similarly, third parties could claim that our current or future products or services infringe upon their intellectual property rights. Claims like these could require us to enter into costly royalty arrangements or cause us to lose the right to use critical technology.

      Our ability to protect our intellectual property rights is also subject to the terms of any future government contracts. We cannot assure you that the federal government will not demand greater intellectual property rights or restrict our ability to disseminate intellectual property. We are also a member of the Wireless Application Protocol Forum, Ltd. and have agreed to license some of our intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop non-infringing products. See “Business — Intellectual Property Rights.”

A statement made by us in a published news article in March 2000 is not accurate.

      A news article published in March 2000 contained a statement regarding our revenue expectations that is not included in this prospectus. The statement, which was attributed to Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, was that our revenue was expected to reach $60 million for 2000. This statement was made several months ago and is not an accurate statement regarding our expected future revenue. We believe that our future revenue will be determined by many factors that cannot be accurately predicted including, but not limited to, the acceptance of our network application software and the risks described in this prospectus. You should make your investment decision only after evaluating all of the information in this prospectus.

RISKS RELATED TO OUR INDUSTRY

Because the wireless data industry is a new and rapidly evolving market, our product and service offerings could become obsolete unless we respond effectively and on a timely basis to rapid technological changes.

      The successful execution of our business strategy is contingent upon our ability to create new network application software products and to adapt our existing network application software products to rapidly changing technologies, industry standards and customer needs. As a result of the complexities inherent in our product offerings, new technologies may require long development and testing periods. Additionally, new products may not achieve market acceptance. Also, our competitors may develop alternative technologies that gain broader market acceptance than our products. If we are unable to develop and introduce technologically advanced products that respond to evolving industry standards and customer needs, or if we are unable to complete the development and introduction of these products on a timely and cost effective basis, our business will suffer.

New laws and regulations that impact our industry could increase our costs or reduce our opportunities to earn revenue.

      The wireless carriers that use our product and service offerings are subject to regulation by domestic, and in some cases, foreign, governmental and other agencies. Regulations that affect them could increase our costs or reduce our ability to sell our products and services. In addition, there are an increasing number of laws and regulations pertaining to wireless telephones and the Internet under consideration in the United States and elsewhere.

      The applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, taxation, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may have a material adverse effect on our business, results of operations and financial condition. Additionally, modifications to our business plans or operations to comply with changing regulations or certain actions taken by regulatory authorities might increase our costs of providing our product and service offerings and materially adversely affect our financial condition.

RISKS RELATED TO OUR CAPITAL STRUCTURE AND COMMON STOCK

Because our founder, Maurice B. Tosé, controls us, he can transfer control of us to a third party without anyone else’s approval or could prevent a third party from acquiring us.

      We have two classes of common stock: Class A common stock and Class B common stock. Holders of our Class A common stock generally have the same rights as holders of our Class B common stock, except that holders of our Class A common stock have one vote per share while holders of our Class B common stock have three votes per share. Upon consummation of this offering, Maurice B. Tosé, our Chairman, President and Chief Executive Officer will control 10,787,671 shares of our Class B common stock, or 72.4% of our total voting power. Accordingly, Mr. Tosé will be able to control us through his ability to determine the outcome of elections of our directors, amend our articles of incorporation and bylaws and take other actions requiring stockholder action, including mergers, going private transactions and other extraordinary transactions. Mr. Tosé, could, without seeking anyone else’s approval, transfer voting control of the company to a third party. Such a transfer could cause us to lose our status as a minority-owned business and could have a material adverse effect on our stock price, business, operating results and financial condition. Mr. Tosé will also be able to prevent a change of control regardless of whether holders of Class A common stock might benefit financially from such a transaction.

Because additional shares of our common stock will be eligible for public sale in the future, the market price of our Class A common stock could go down as a result of increased selling pressure.

      Future sales of shares of our common stock in the public market following this offering could adversely affect the market price of our Class A common stock. After this offering, we will have 12,327,753 shares of Class A common stock outstanding and 10,787,671 shares of Class B common stock outstanding. Our Class B common stock is convertible, at the option of the holder, at any time into shares of our Class A common stock on a one-for-one basis.

      The following table shows the timing of when the shares of common stock outstanding as of June 15, 2000 may be eligible for resale in the public market, assuming that certain contractual “lock-up” agreements are not amended or waived to permit an earlier sale:

	Shares of common stock first
Date	eligible for resale	Comment

• Upon the closing of this offering	4,700,000	• Freely tradable shares sold in this offering
• 181 days after the date of this prospectus	18,415,424	• Shares eligible for sale under Rule 144, subject to certain restrictions

      We also intend to file a registration statement after consummation of this offering to register all shares of our Class A common stock that we may issue to our employees under our amended and restated 1997 stock incentive plan. Our stock incentive plan currently authorizes 8,904,110 shares. Of this amount, options to purchase 2,926,090 shares are outstanding. After this registration statement is effective and the lock-up period has expired, these shares will be eligible for resale in the public market without restriction.

Our governing corporate documents contain certain anti-takeover provisions that could prevent a change of control that may be favorable to you.

      We are a Maryland corporation. Anti-takeover provisions of Maryland law and provisions contained in our articles of incorporation and by-laws could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to you. These provisions include the following:

•	authorizing the board to issue preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

      These provisions could delay, deter or prevent a potential acquirer from attempting to obtain control of us, depriving you of an opportunity to receive a premium for your Class A common stock. These provisions could therefore materially adversely affect the market price of our Class A common stock.

FORWARD-LOOKING STATEMENTS

      Some of the statements included in this prospectus contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” or similar phrases or words, or by discussions of our strategy that involve risks and uncertainties. One example of such a forward-looking statement is our indication that as the demand for software applications that provide data delivery to wireless devices grows, we expect our future revenue to continue to be increasingly derived from network application software licences and related services. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Our actual future performance could differ materially from these forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include those risks identified in the foregoing “Risk Factors,” as well as other matters not yet known to us or not currently considered material by us. We caution you not to place undue reliance on these forward-looking statements.

USE OF PROCEEDS

      We estimate that we will receive approximately $68.6 million in net proceeds from this offering, or $79.1 million if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price equal to $16.00 per share and after deducting the underwriting discounts and commissions and estimated expenses payable by us.

      We intend to use the net proceeds from this offering for working capital and general corporate purposes, including:

•	approximately $28.0 million for expansion of our sales and marketing operations, including significantly increasing our direct sales force;

•	approximately $24.0 million for research and development, including enhancements of our existing software products; and

•	approximately $8.0 million for repayment of our outstanding debt. Term loans outstanding at March 31, 2000 to be repaid with the proceeds of this offering include: $1.6 million principal amount bearing interest at 14.5% and maturing October 2001; $3.0 million principal amount bearing interest at 14.0% and maturing August 2002; and $3.4 million principal amount bearing interest at 14.0% and maturing September 2002.

      In addition, we may use a portion of the net proceeds for the development of technology and distribution alliances and for acquisitions or other investments. However, as of the date of this prospectus, we have no agreements relating to any future material alliance, acquisition or investment.

      Management will have significant flexibility in applying the net proceeds of the offering. Further, changing business conditions and unforeseen circumstances could cause the actual amounts used for these purposes to vary from these estimates. Pending their use, we intend to invest the net proceeds of the offering in short-term, investment grade interest-bearing instruments.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock, including our Class A common stock. We currently intend to retain any future earnings to fund the development, growth and operation of our business. Therefore, we do not currently anticipate paying any cash dividends on our Class A common stock in the foreseeable future. In addition, one of our loan agreements prohibits us from paying dividends without our lender’s consent.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2000:

•	on an actual basis;

•	on a pro forma basis that gives effect to:

(1) the recapitalization described under “Prospectus Summary — The Offering;”

(2) the conversion of 3,412,000 shares of outstanding Series A preferred stock into an aggregate of 3,505,479 shares of our Class A common stock upon the consummation of this offering; and

(3) the exercise of warrants to purchase 1,397,907 shares of our Class A common stock at a weighted average exercise price of $0.31 per share upon the consummation of this offering; and

•	on a pro forma as adjusted basis that gives effect to the sale of our Class A common stock in this offering at an assumed initial public offering price of $16 per share less estimated underwriting discounts and estimated expenses we intend to pay in connection with the offering, and the repayment of $8.0 million of our outstanding debt.

      You should read this table in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

      The outstanding share information excludes 5,485,722 shares of our Class A common stock issuable upon exercise of options outstanding as of March 31, 2000 at a weighted average exercise price of $0.29 per share.

	As of March 31, 2000

			Pro forma
	Actual	Pro forma	as adjusted

	(in thousands)

Unrestricted cash	$984	$1,423	$62,120

Debt:

Long-term debt and capital leases	6,321	6,321	925

Series A preferred stock	9,744	—	—

Stockholders’ equity (deficit):

Class A common stock	108	49	96

Class B common stock	—	108	108

Additional paid-in-capital	—	10,134	78,723

Accumulated deficit	(5,132)	(5,132)	(5,433)

Total stockholders’ equity (deficit)	(5,024)	5,159	73,494

Total capitalization	$11,041	$11,480	$74,419

DILUTION

      If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value, which equals total assets less intangible assets and total liabilities, by the number of outstanding shares of our Class A and Class B common stock. Class B common stock is convertible on a one-for-one basis into shares of our Class A common stock at any time at the option of the holder.

      The pro forma net tangible book value (deficit) of our common stock as of March 31, 2000 was $(2.4) million, or $(0.15) per share of common stock. Pro forma net tangible book value is calculated on a basis that gives effect to:

(1) the recapitalization described under “Prospectus Summary — The Offering;”

(2) the conversion of 3,412,000 shares of outstanding Series A preferred stock into an aggregate of 3,505,479 shares of our Class A common stock upon the consummation of this offering; and

(3) the exercise of warrants to purchase 1,397,907 shares of our Class A common stock at a weighted average exercise price of $0.31 per share upon the consummation of this offering.

      After giving effect to the sale of the 4,700,000 shares of our Class A common stock at the assumed initial public offering price of $16.00 per share, less estimated underwriting discounts and commissions and estimated expenses we expect to pay in connection with this offering, our pro forma as adjusted net tangible book value at March 31, 2000 would have been $66.3 million or $3.25 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $3.39 per share to existing stockholders and an immediate dilution of $12.76 per share to new investors, or approximately 80% of the offering price of $16.00 per share.

      The following table illustrates this per share dilution:

Assumed initial public offering price per share		$16.00

Pro forma net tangible book value (deficit) per share at March 31, 2000	$(0.15)

Increased per share amount attributable to new investors	3.40

Pro forma as adjusted net tangible book value per share after this offering		3.25

Dilution per share to new investors		$12.75

      The following table shows on a pro forma as adjusted basis at March 31, 2000 the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing shares of our Class A common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at the assumed initial public offering price of $16.00 per share:

	Shares Purchased		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share

	(in thousands)

Existing stockholders	15,712	77%	$11,109	13%	$0.71

New investors	4,700	23	75,200	87	16.00

Total	20,412	100%	$86,309	100%	$4.23

      The number of shares outstanding excludes 5,485,722 shares of our Class A common stock issuable upon exercise of options outstanding as of March 31, 2000 having a weighted average exercise price of $0.29 per share. To the extent that any shares are issued upon exercise of these options, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

      The table that follows presents portions of our financial statements and is not complete. You should read the following selected financial data together with our financial statements and related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more complete financial information included elsewhere in this prospectus. We have derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our financial statements which have been audited by Ernst & Young LLP, independent auditors, and which are included in this prospectus beginning on page F-1. We have derived the statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996, from our audited financial statements which are not included in this prospectus. We have derived the statement of operations data for the three months ended March 31, 1999 and 2000 from our unaudited financial statements included in this prospectus beginning on page F-1 which include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for those periods. The historical results presented below for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for any future period.

						Three months
						ended
	Year ended December 31,					March 31,

	1995(1)	1996(1)	1997	1998	1999	1999	2000

	(in thousands, except per share data)

Statement of Operations Data:

Revenue:

Network applications:

Software licenses	$—	$47	$1,373	$2,104	$3,975	$379	$1,167

Services	2,280	3,829	3,815	5,806	7,345	1,851	2,217

Network applications	2,280	3,876	5,188	7,910	11,320	2,230	3,384

Communications engineering services	18,656	24,932	22,636	17,078	34,440	6,556	8,675

Total revenue	20,936	28,808	27,824	24,988	45,760	8,786	12,059

Cost of revenue:

Network applications:

Amortization of software development costs	—	71	220	593	1,401	350	670

Cost of services	1,467	2,616	2,918	4,252	4,993	1,043	1,578

Cost of network applications	1,467	2,687	3,138	4,854	6,394	1,393	2,248

Communications engineering services	13,029	18,812	17,847	12,358	26,889	5,362	6,400

Total cost of revenue	14,496	21,499	20,985	17,203	33,283	6,755	8,648

Other operating expenses:

Sales and marketing	700	735	1,045	1,455	2,285	457	1,076

Research and development	—	—	204	354	1,098	220	466

General and administrative	5,088	5,739	3,091	4,001	5,329	999	1,915

Depreciation and amortization of property and equipment	168	321	294	424	916	167	571

Total other operating expenses	5,956	6,795	4,634	6,234	9,628	1,843	4,028

Income (loss) from operations	484	514	2,205	1,551	2,849	188	(617)

Interest expense and other financing costs	471	803	1,263	1,550	1,741	403	374

Income (loss) from continuing operations before income taxes	13	(289)	942	1	1,108	(215)	(991)

Income tax expense (benefit)	—	—	—	—	2,408	—	(383)

Income (loss) from continuing operations	$13	$(289)	$942	$1	$(1,300)	$(215)	$(608)

						Three months
						ended
	Year ended December 31,					March 31,

	1995(1)	1996(1)	1997	1998	1999	1999	2000

	(in thousands, except per share data)

Net income (loss) attributable to common stockholders	$(574)	$(3,580)	$942	$1	$(1,300)	$(215)	$(832)

Earnings (loss) per common share from continuing operations:

Basic and diluted	$—	$(0.03)	$0.09	$—	$(0.12)	$(0.02)	$(0.08)

Basic shares used in computation	10,788	10,788	10,788	10,788	10,788	10,788	10,805

Diluted shares used in computation	10,788	10,788	11,076	14,768	10,788	10,788	10,805

						As of March 31, 2000
	As of December 31,
							Pro	Pro forma
	1995	1996	1997	1998	1999	Actual	forma(2)	as adjusted(3)

	(in thousands)

Balance Sheet Data:

Unrestricted cash	$471	$23	$864	$440	$3,257	$984	$1,423	$62,120

Working capital (deficit)	(523)	(4,572)	(2,149)	(360)	4,229	2,463	2,902	65,841

Total assets	8,544	8,653	10,764	14,649	27,672	27,790	28,229	88,926

Long-term debt and capital leases	146	—	2,975	6,621	6,672	6,321	6,321	925

Total liabilities	8,177	11,640	12,269	15,994	22,351	23,070	23,070	15,432

Series A preferred stock(4)	—	—	—	—	9,520	9,744	—	—

Total stockholders’ equity (deficit)(4)	367	(2,987)	(1,736)	(1,345)	(4,199)	(5,024)	5,159	73,494

(1)	In 1995, we recorded a loss from discontinued operations of $0.7 million and a loss on disposal of $0.2 million related to the disposition of our network services division. This division consisted of an Internet service provider and long distance resale business. Also in 1995, we recorded income from discontinued operations of $0.6 million related to our applied technologies division. This division consisted of a small complex cable components plant. Total loss per common share from discontinued operations was $(0.02) in 1995. In 1996, we recorded a loss from discontinued operations of $1.8 million and a loss on disposal of $1.5 million related to the disposition of our applied technologies division, or a total loss per common share of $(0.31).

(2)	The pro forma balance sheet data above gives effect to:

•	the recapitalization described under “Prospectus Summary — The Offering;”

•	the conversion of 3,412,000 shares of outstanding Series A preferred stock into an aggregate of 3,505,479 shares of our Class A common stock upon the consummation of this offering; and

•	the exercise of warrants to purchase 1,397,907 shares of our Class A common stock at a weighted average exercise price of $0.31 per share upon the consummation of this offering, and the repayment of $8.0 million of our outstanding debt.

(3)	The pro forma as adjusted balance sheet data gives effect to the sale of our Class A common stock in this offering at an assumed initial public offering price of $16.00 per share less estimated underwriting discounts and estimated expenses we intend to pay in connection with the offering.

(4)	We have not presented our Series A preferred stock as part of our stockholders’ equity (deficit) because it is mandatorily redeemable after December 14, 2004. All of these shares will automatically convert into shares of our Class A common stock upon consummation of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following is a discussion of our financial condition and results of operations and should be read together with the financial statements and the related notes which are deemed to be incorporated in this section.

Company Background

      We provide wireless network application software and services and communications engineering services. We were founded in 1987 as a provider of communications engineering services, which have historically generated the majority of our revenue. Our communications engineering services include network design, installation and operation, network engineering and analysis, and complex program management. Through our experience, we recognized the demand for network application software that provides for the delivery of Internet content, short messages and enhanced data communications services to wireless devices, including phones, two-way pagers and personal digital assistants. As a result, we expanded our business over the past several years to focus on the development of this software.

      In 1990, we began engagements to design and develop custom network application software. In 1996, we entered into a development agreement with Lucent Technologies, Inc. to develop software and to share revenue from and ownership rights in this software. In 1997, under this agreement, we released the Short Message Service Center, a software application which allows wireless device users to send and receive text or data messages. In 1998, we developed Prepaid Wireless, a software application that allows wireless subscribers to pre-pay for wireless phone service. In the same year, we developed and installed our Wireless Internet Gateway, a software application for wireless carriers which enables two-way data communication between the Internet and wireless networks. During 1999, we instituted an aggressive program to develop additional software for wireless connectivity to the Internet.

      As the demand for software applications that provide data delivery to wireless devices grows, we expect our future revenue to continue to be increasingly derived from network application software licenses and related services. We have incurred net losses in three of the past five years and had nominal income in each of the other two years. We may incur further net losses in the future. We expect our operating expenses to grow significantly, particularly as a result of the expansion of our sales and marketing efforts and research and development activities.

Overview

      We manage our business in two segments, network applications and communications engineering services. Our network applications segment consists of the development and licensing of software products and the provision of related services. Our communications engineering services segment includes the design, development and deployment of complex information processing and communication systems and the provision of related services. The following table sets forth information on each of our segments:

				Three months
	Years ended			ended
	December 31,			March 31,

	1997	1998	1999	1999	2000

	(in thousands)

Revenue:

Network applications	$5,188	$7,910	$11,320	$2,230	$3,384

Communications engineering services	22,636	17,078	34,440	6,556	8,675

Total revenue	$27,824	$24,988	$45,760	$8,786	$12,059

Segment profit (loss):

Network applications	$1,241	$1,576	$1,016	$124	$(1,057)

Communications engineering services	964	(25)	1,833	64	440

Total segment profit (loss)	$2,205	$1,551	$2,849	$188	$(617)

      For the three months ended March 31, 2000, our aggregate revenue from U.S. government agencies was $5.9 million and our aggregate revenue from Lucent was $1.5 million. For the year ended December 31, 1999, our aggregate revenue from U.S. government agencies was $29.5 million and our aggregate revenue from Lucent was $5.1 million. For the year ended December 31, 1998, our aggregate revenue from U.S. government agencies was $16.7 million and our aggregate revenue from Lucent was $3.7 million. For the year ended December 31, 1997, our aggregate revenue from U.S. government agencies was $24.6 million and our aggregate revenue from Lucent was $1.0 million.

      From 1989 to June 1998, we participated as a minority-owned business enterprise for federal government contracting purposes under Section 8(a) of the U.S. Small Business Act. We continue to perform under contracts awarded to us under this program, and have recently filed a request for waiver of the termination of the Section 8(a) contracts with the Small Business Administration to enable us to perform those contracts following this offering. There is no assurance that we will obtain these waivers. We had $6.5 million of backlog under such contracts as of March 31, 2000. The last of these contracts is scheduled to end in December 2002.

Network Applications Revenue

      We generate network applications revenue from two sources, licensing of our software products and provision of related services. The Short Message Service Center, Prepaid Wireless and Wireless Internet Gateway products have been the principal generators of software license fees. Lucent pays us initial license fees generally equal to 50% of the revenue it generates from sales of the Short Message Service Center and Prepaid Wireless applications that we developed under the development agreement we entered into with Lucent. For sales of our Wireless Internet Gateway, Lucent pays us initial fees which we negotiate on a case by case basis and which have generally ranged between 75% and 90% of the sale value. Initial licensing fees are a function of the number of subscribers in the network where our software is deployed. As a carrier’s subscriber base increases, the carrier must purchase additional capacity under its license agreement with Lucent and we receive additional revenue. We recognize license fee revenue when each of the following have occurred: (1) evidence of an arrangement is in place; (2) we have delivered software; (3) the fee is fixed or determinable; and (4) collection of the fee is probable. Software license fees billed and not recognized as revenue are included in deferred revenue.

      In April 2000, Lucent indicated that it would cease to market the Prepaid Wireless software we developed under our development agreement with Lucent and would instead market and sell a new prepaid wireless software application that it is currently developing. Under an amendment to our development agreement with Lucent, we have granted Lucent the right to incorporate software and other intellectual property developed by us into their new prepaid wireless software application. Lucent has agreed to share revenue with us from the sale of this new prepaid wireless software for the next four years. We will receive 50% of the revenue from Lucent’s sales of this software for the twelve months ended March 31, 2001; 25% of this revenue for the twelve months ended March 31, 2002; and 20% of this revenue for the 24 months ended March 31, 2004. We cannot predict the amount of revenue we will ultimately receive from the sale of this new prepaid wireless software application. If we sell the Prepaid Wireless software application developed under our development agreement with Lucent or any software primarily based upon it, we will split all revenue from these sales with Lucent. Additionally, we have agreed to refrain from marketing Prepaid Wireless software to specified Lucent wireless carrier customers through March 31, 2001. Our license and related service revenue from the Prepaid Wireless software were approximately 5% of our network applications revenue for the year ended December 31, 1999 and approximately 6% of our network applications revenue for the three months ended March 31, 2000. Also in April 2000, we agreed with Lucent to develop Over-The-Air, a software application which enables the activation of wireless devices from remote locations. After this software is developed and available for sale, Lucent will pay us initial license fees equal to 40% of the revenue for the first year and 50% of the revenue thereafter.

      Our network applications service revenue arises from annual maintenance fees for our packaged software products and fees from development, implementation and maintenance of custom software. Maintenance fees on packaged software are collected in advance and recognized ratably over the annual maintenance period. Unrecognized maintenance fees are included in deferred revenue. Custom software development, implementation and maintenance services may be provided under time and materials or fixed-fee contracts. We recognize fixed-fee contract revenue using the percentage-of-completion method. We measure progress to completion using costs incurred compared to estimated total costs. We recognize estimated losses under long-term contracts in their entirety upon discovery.

Communications Engineering Services Revenue

      We generate communications engineering services revenue from the design, development and deployment of complex information processing and communication systems for corporate and government enterprises. Examples of recent representative communications engineering services projects include work performed under our agreements with AT&T Solutions Inc., special operations units of the U.S. Department of Defense, U S West, Inc. and the City of Baltimore. Under our agreement with AT&T Solutions, Inc., we designed, installed and operate a global satellite communications network for a multinational bank.

Under our agreement with the Special Operations Forces of the U.S. Department of Defense, we created a system which integrates secure and non-secure radio frequency, satellite and wireline networks for data and voice communications. U S West, Inc. needed a connection between their existing Octel voicemail systems and the Lucent Advantage system. Under our agreement with U S West, we designed and installed a new connection between these systems. Under our agreement with the City of Baltimore, we provide maintenance for their third-party software, network engineering services and help desk support.

      We generally provide communications engineering services under long-term contracts. We recognize revenue under long-term contracts as billable costs are incurred and for fixed-price contracts using the percentage-of-completion method, measured by total costs incurred compared to total estimated costs. We recognize estimated losses on contracts in their entirety upon discovery. Under our contracts with the U.S. government, contract costs, including our allocated indirect expenses, are subject to audit and adjustment by the Defense Contract Audit Agency. We record revenue under these contracts at estimated net realizable amounts.

Cost of Network Applications Revenue

      Our cost of network applications revenue includes the costs of developing software and the direct costs of providing services. We capitalize software development costs after we establish technological feasibility, and we amortize those costs over the estimated useful life of the software beginning on the date when the software is first available for general release. We calculate amortization of software development costs on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product, which is never greater than four years. We also compute amortization using the ratio that current revenue for the product bears to the total of current and anticipated future revenue for that product. If this revenue curve method results in amortization greater than the amount computed using the straight-line method, we record amortization at that greater amount. Amortization as a percentage of software license fees is generally a higher percentage in the early stages of a product’s life cycle. Our cost of network application services consists primarily of compensation, benefits and travel expenses incurred when providing our services.

Cost of Communications Engineering Services Revenue

      Our cost of communications engineering services revenue consists primarily of compensation, benefits, travel and the costs of third-party contractors that we engage. Our costs of providing services under long-term contracts include an allocation of indirect costs at rates that comply with federal contractor cost accounting regulations.

Sales and Marketing Expense

      Our sales and marketing expenses include compensation and benefits, and trade show, travel, advertising and public relations costs which are expensed as incurred. We have historically sold our network application software products through our relationship with Lucent. This sales process typically includes participation of our engineers along with Lucent in presenting our products to prospective customers. We also market our network applications and communications engineering products and services by responding to requests for proposals and through our direct sales force. During 1999 and the first three months of 2000, we hired additional personnel to market our products directly to wireless carriers and enterprises. We intend to hire a significant number of new employees in the future to expand our sales force.

Research and Development Expense

      Our research and development expense consists of the costs of developing software products incurred prior to completion of a detailed program design confirming technological feasibility. We incur these costs to enhance existing packaged software products as well as to create new software products. These costs primarily include compensation and benefits as well as costs associated with using third party laboratory and testing resources. We expense research and development costs as they are incurred.

General and Administrative Expense

      General and administrative expense consist primarily of compensation costs and other costs associated with management, finance, human resources and internal information systems. These costs include compensation and benefits, rent, utilities and other facilities costs which are expensed as incurred.

Depreciation and Amortization Expense

      Depreciation and amortization expense (other than amortization of software development costs) represents the period costs associated with our investment in computer, software, furniture and fixtures, and leasehold improvements. We compute depreciation and amortization using the straight-line method over the estimated useful life of the assets.

Stock-Based Compensation Expense

      In April 2000, we granted options to purchase 172,757 shares of common stock to employees at an exercise price of $2.86 per share. As a result of these grants, we will record compensation expense of approximately $2.1 million that will be recognized ratably over the five year vesting period of the options.

Results of Operations

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

      Revenue. Total revenue increased $3.3 million, or 37%, to $12.1 million in the first three months of 2000 from $8.8 million in the same period in 1999.

      Total network applications revenue increased $1.2 million, or 52%, to $3.4 million in the first three months of 2000 from $2.2 million in the same period in 1999. Network application software license revenue grew approximately $0.8 million, or 208%, to $1.2 million in the first three months of 2000 from $0.4 million in the same period in 1999. This increase resulted from additional sales of the Short Message Service Center application and an increased subscriber base for the Prepaid Wireless application. Network application services revenue increased $0.3 million, or 20%, to $2.2 million in the first three months of 2000 from $1.9 million in the same period in 1999. This increase resulted from increased sales of custom software applications and increased maintenance revenue related to packaged software products.

      Communications engineering services revenue increased $2.1 million, or 32%, to $8.7 million in the first three months of 2000 from $6.6 million in the same period in 1999. The increase resulted from expanded volume of work, including operation of a satellite data network designed and deployed in late 1999. It also included continued performance under a large complex program management project started in 1999 that is expected to wind down during the course of 2000.

      Cost of Revenue. Total cost of revenue increased $1.9 million, or 28%, to $8.6 million in the first three months of 2000 from $6.8 million during the same period in 1999. As a percentage of revenue, cost of revenue decreased to 72% in the first three months of 2000 from 77% for the same period in 1999.

      Cost of network applications revenue increased $0.8 million, or 61%, to $2.2 million in the first three months of 2000 from $1.4 million in the same period in 1999. Amortization of software development costs increased $0.3 million, or 91%, to $0.7 million in the first three months of 2000 as a result of increases in amortization of capitalized software development costs for products which are currently being marketed. Cost of network application services revenue increased $0.5 million, or 51%, to $1.6 million in the first three months of 2000 from $1.0 million during the same period in 1999. The increase in cost of network application services revenue resulted from a higher volume of contract work.

      Cost of communications engineering services revenue increased $1.0 million, or 19%, to $6.4 million in the first three months of 2000 from $5.4 million during the same period in 1999. The increase resulted from growth in overall business volume. As a percentage of related revenue, cost of communications engineering services revenue decreased to 74% in the first three months of 2000 from 82% for the same period in 1999. The higher gross margin resulted from a reduced proportion of contracts with subcontractor and purchased system components, which typically have lower profit margins than contracts that predominantly use employee labor.

      Sales and Marketing Expense. Sales and marketing expense increased $0.6 million, or 135%, to $1.1 million in the first three months of 2000 from $0.5 million in the same period in 1999. The increase was primarily the result of a higher average number of personnel dedicated to sales and marketing and increased costs associated with trade shows.

      Research and Development Expense. Research and development expense increased $0.3 million, or more than 112%, to $0.5 million in the first three months of 2000 from $0.2 million during the same period in 1999. The increase resulted primarily from additional expenditures for development of wireless Internet applications.

      General and Administrative Expense. General and administrative expense increased $0.9 million, or 92%, to $1.9 million in the first three months of 2000 from $1.0 million during the same period in 1999. The increase in general and administrative expense resulted from adding facilities and support resources in anticipation of expanded product development and planned service offerings.

      Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.4 million, or 242%, to $0.6 million in the first three months of 2000 from $0.2 million in the first three months of 1999. Depreciation and amortization of our property and equipment increased as a result of continued growth of our infrastructure to support the volume of sales and development activity.

      Interest Expense and Other Financing Costs. Interest expense and other financing costs were $0.4 million in the first three months of 2000 and 1999. Higher costs of capital lease financings in 2000 were offset by avoidance of short-term borrowings following our December 1999 issuance of preferred stock.

      Net Income (Loss). Net loss increased $0.4 million, or 183%, to $0.6 million in the first three months of 2000 from $0.2 million in the first three months of 1999. Net loss increased due to the factors described above.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Revenue. Total revenue increased $20.8 million, or 83%, to $45.8 million in 1999 from $25.0 million in 1998, exceeding our expectations.

      Total network applications revenue increased $3.4 million, or 43%, to $11.3 million in 1999 from $7.9 million in 1998. Network application software license revenue increased $1.9 million, or 89%, to $4.0 million in 1999 from $2.1 million in 1998. The increase in software license revenue primarily resulted from a series of successful installations of our products, and included a $1.0 million increase in sales of our Wireless Internet Gateway and initial sales of the Prepaid Wireless application. Network application service revenue increased $1.5 million, or 27%, to $7.3 million in 1999 from $5.8 million in 1998. This increase included $0.4 million of increased maintenance revenue related to packaged software products. The remaining increase related to sales of custom software applications and services.

      Communications engineering services revenue increased $17.4 million, or 102%, to $34.4 million in 1999 from $17.1 million in 1998. Approximately $10.0 million of this increase related to performance under a large complex program management project that is expected to wind down during the course of 2000. This growth also included revenue from a long-term contract to design, furnish, install and operate a satellite data communications network for a global financial institution, and growth in our data and voice network design, installation and management services.

      Cost of Revenue. Total cost of revenue increased $16.1 million, or 73%, to $33.3 million in 1999 from $17.2 million in 1998. As a percentage of revenue, cost of revenue increased to 73% in 1999 from 69% in 1998.

      Cost of network applications revenue increased $1.5 million, or 32%, to $6.4 million in 1999 from $4.8 million in 1998. Amortization of software development costs increased to $1.4 million in 1999 from $0.6 million in 1998 because we commenced the amortization of our Prepaid Wireless product and released enhancements to the Short Message Service Center and Wireless Internet Gateway products. Amortization expense as a percentage of software license fees increased to 35% in 1999 from 28% in 1998 as a result of new product introductions. Cost of network application services revenue increased $0.7 million, or 17%, to $5.0 million in 1999 from $4.3 million in 1998. As a percentage of related revenue, cost of network application services revenue decreased to 68% in 1999 from 73% in 1998 as a result of a more favorable mix of custom network application software contracts.

      Cost of communications engineering services revenue increased $14.5 million, or 118%, to $26.9 million in 1999 from $12.4 million in 1998. The increase was a direct result of growth in overall business volume. As a percentage of related revenue, cost of communications engineering services revenue increased to 78% in 1999 from 72% in 1998 due to a higher mix of contracts involving more subcontractor labor and purchased system components.

      Sales and Marketing Expense. Sales and marketing expense increased $0.8 million, or 57%, to $2.3 million in 1999 from $1.5 million in 1998. The increase was primarily the result of the addition of six full time personnel supporting the sales of packaged software to wireless carriers, as well as adding personnel to market and sell communications engineering services.

      Research and Development Expense. Research and development expense increased $0.7 million, or 210%, to $1.1 million in 1999 from $0.4 million in 1998. The increase was the result of devoting additional resources to the development of packaged software products, primarily wireless data products.

      General and Administrative Expense. General and administrative expense increased $1.3 million, or 33%, to $5.3 million in 1999 from $4.0 million in 1998. The increase in general and administrative expense primarily reflects expansion of our facilities, and employment of additional staff to support the increased volume of software development and other business activity. General and administrative expense declined as a percentage of total revenue as fixed costs were spread over an increased revenue base.

      Depreciation and Amortization Expense. Depreciation and amortization of property and equipment increased $0.5 million, or 116%, to $0.9 million in 1999 from $0.4 million in 1998. Increased depreciation and amortization of our property and equipment resulted from growth of our infrastructure to support the volume of activity and equipment upgrades.

      Interest Expense and Other Financing Costs. Interest expense and other financing costs increased $0.2 million, or 12%, to $1.8 million in 1999 from $1.6 million in 1998 due to increased average outstanding borrowings. Other financing costs consisted of amortization of debt discounts and deferred financing costs and represented approximately $0.3 million in both 1999 and 1998.

      Net Income (Loss). We incurred a net loss of $1.3 million in 1999, as compared to nominal net income in 1998. We incurred a net loss in 1999 due to recognizing $2.4 million of tax expense as a result of the change in our tax status from a Subchapter S to a C corporation.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      Revenue. Total revenue decreased $2.8 million, or 10%, to $25.0 million in 1998 from $27.8 million in 1997.

      Total network applications revenue increased $2.7 million, or 52%, to $7.9 million in 1998 from $5.2 million in 1997. Network applications software license revenue increased $0.7 million, or 53%, to $2.1 million in 1998, from $1.4 million in 1997. Substantially all of this license revenue was from sales of Short Message Service Center software. Network applications service revenue increased $2.0 million, or 52%, to $5.8 million in 1998 from $3.8 million in 1997. This increase included $0.8 million paid to us by Lucent to accelerate our research and development efforts and to assist with technical support, and also included $0.5 million from the installation of database application software.

      Communications engineering services revenue decreased $5.6 million, or 25%, to $17.1 million in 1998 from $22.6 million in 1997. We completed several service projects in early 1998, and did not generate replacement revenue because we reduced sales and marketing expenditures in 1997 during a period of tight liquidity.

      Cost of Revenue. Total cost of revenue decreased $3.8 million, or 18%, to $17.2 million in 1998 from $21.0 million in 1997. As a percentage of revenue, cost of revenue decreased to 69% in 1999 from 75% in 1998.

      Total cost of network applications revenue increased $1.7 million, or 54%, to $4.8 million in 1998 from $3.1 million in 1997. Amortization of software development costs increased $0.4 million, or 170%, to $0.6 million in 1998 from $0.2 million in 1997. Amortization expense as a percentage of software license fees increased to 28% in 1998 from 16% in 1997 as a result of new product introductions. Cost of network application services revenue increased $1.3 million, or 46%, to $4.3 million in 1998 from $2.9 million in 1997 as a result of higher contract volume and correspondingly increased direct costs. As a percentage of related revenue, cost of network application services revenue decreased to 73% in 1998 from 76% in 1997 due to a lower average margin on custom network application software contracts.

      Cost of communications engineering services revenue decreased $5.5 million, or 31%, to $12.4 million in 1998 from $17.8 million in 1997 as a direct result of declines in overall business volume and corresponding decreases in direct project costs. As a percentage of related revenue, cost of communications engineering services revenue decreased to 72% in 1998 from 79% in 1997 as a result of project activity involving lower labor and benefit costs than in 1997.

      Sales and Marketing Expense. Sales and marketing expense increased $0.4 million, or 39%, to $1.5 million in 1998 from $1.0 million in 1997. The increase was primarily the result of hiring additional full time personnel to support the sale of packaged software to carriers and increased participation in trade shows.

      Research and Development Expense. Research and development expense increased $0.2 million, or 74%, to $0.4 million in 1998 from $0.2 million in 1997. The increase was primarily the result of our initial research in the technology to support Prepaid Wireless products.

      General and Administrative Expense. General and administrative expense increased $0.9 million, or 29%, to $4.0 million in 1998 from $3.1 million in 1997. The increase in general and administrative expense primarily reflects increased costs for leasing additional facilities and the hiring of additional staff to support an anticipated increase in volume of business activity.

      Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.1 million, or 44%, to $0.4 million in 1998 from $0.3 million in 1997. Increased depreciation and amortization of our property and equipment resulted from investment in infrastructure to support the volume of business activity, particularly product development.

      Interest Expense and Other Financing Costs. Interest expense and other financing costs increased $0.3 million, or 23%, to $1.6 million in 1998 from $1.3 million in 1997 due to increased average outstanding borrowings, including a $5.0 million term note obtained in the third quarter of 1997. Other financing costs consisted of amortization of debt discounts and deferred financing costs, which represented approximately $0.3 million in 1998 and $0.2 million in 1997.

      Net Income (Loss). Net income decreased $0.9 million in 1998 from $0.9 million in 1997 due to the factors described above.

Income Taxes

      From January 1, 1993 through December 14, 1999, we elected to be treated as an S corporation for federal income tax purposes under Subchapter S of the Internal Revenue Code of 1986 and accordingly, we were not subject to federal and state income taxes during that period. We terminated our S corporation status on December 14, 1999, and upon termination determined the differences between the financial reporting and income tax bases of our assets and liabilities. These differences were recorded as deferred tax assets or liabilities, and the net difference was reported as income tax expense in 1999. We recorded $2.4 million of income tax expense for the period from December 14, 1999 through December 31, 1999, primarily representing deferred taxes incurred as a result of deducting software development costs for tax purposes when incurred, rather than capitalizing and amortizing such costs in accordance with generally accepted accounting principles for financial reporting purposes. We recorded a $0.4 million tax benefit in the three months ended March 31, 2000. This benefit resulted from our ability to reduce our deferred tax liabilities by the tax effect of our net operating loss for the period.

Liquidity and Capital Resources

      Since inception, we have financed our operations and capital expenditures through various lending arrangements, revenue from our operations and, more recently in December 1999, through the private sale of redeemable convertible preferred stock. Our lending arrangements have provided funding through a line of credit, term notes and capital lease obligations. At December 31, 1999, our total outstanding indebtedness from these sources was $12.1 million. We had $4.2 million of working capital as of December 31, 1999, which included $3.3 million in cash.

      Our net cash provided by operating activities was $0.5 million in 1997, $0.5 million in 1998 and $1.2 million in 1999. We used an insignificant amount of net cash for operations during the three months ended March 31, 2000. The $1.2 million of net cash generated by operating activities for the year ended December 31, 1999 reflects the net loss of $1.3 million offset by non-cash expenses of $5.0 million and net changes in working capital of $2.6 million, primarily related to the timing of accounts receivable collections and payment on accounts payable.

      Cash used in investing activities was $2.2 million in 1997, $2.7 million in 1998, $5.2 million in 1999 and $1.7 million for the three months ended March 31, 2000. Cash used in investing activities primarily reflects the investments made for the development of our network application software products in each period. These expenditures consisted of direct labor, related overhead and other direct costs. We expect that our expenditures related to software development will continue to increase in the future.

      Cash provided by financing activities was $2.5 million in 1997, $1.8 million in 1998 and $6.9 million in 1999. We used $0.6 million of cash for financing activities during the three months ended March 31, 2000. Cash flows in 1997 and 1998 reflect the proceeds received from the long-term borrowings. The 1999 cash flows reflect the net proceeds received from the issuance of our Series A preferred stock offset by $1.6 million of cash used to repurchase and retire a portion of our outstanding warrants and repay the outstanding balance under our credit line. The cash flows for the three months ended March 31, 2000 reflect payments under capital leases and long-term debt.

      In December 1999, we issued 3,412,000 shares of our Series A preferred stock, yielding net proceeds of approximately $9.5 million. The preferred stock accrues dividends at an initial rate of 8% per annum and will automatically convert into an aggregate of 3,505,479 shares of our Class A common stock upon the closing of this offering.

      We have an $8.0 million revolving line of credit facility with a lending institution that bears interest at a rate of prime plus 1.5% (10.5% as of March 31, 2000). It is secured by assigned accounts receivable and is cancelable by the lender upon 60 days’ written notice. As of March 31, 2000, no borrowings were outstanding under the line of credit and approximately $2.0 million was available for borrowing.

      As of March 31, 2000, our most significant commitments consisted of obligations under noncancelable operating leases for office space and equipment. We have commitments of approximately $2.4 million that are payable through 2002, $0.9 million of which are payable in 2000.

      We expect our operating expenses to grow significantly, particularly as a result of the expansion of our sales and marketing operations, increased research and development activities and further development of our network infrastructure. The amounts and timing of these expenditures will vary depending upon the pace at which we expand, the amount of cash generated by our operations and competitive and technological developments.

      We intend to use the approximately $68.6 million in net proceeds from this offering for working capital and general corporate purposes, including:

•	approximately $28.0 million for expansion of our sales and marketing operations, including significantly increasing our direct sales force;

•	approximately $24.0 million for research and development, including enhancements of our existing software products; and

•	approximately $8.0 million for repayment of our outstanding debt. Term loans outstanding at March 31, 2000 to be repaid with the proceeds of this offering include: $1.6 million principal amount bearing interest at 14.5% and maturing October 2001; $3.0 million principal amount bearing interest at 14.0% and maturing August 2002; and $3.4 million principal amount bearing interest at 14.0% and maturing September 2002. This debt resulted in interest expense and other financing costs of approximately $0.4 million in the first three months of 2000 and $1.7 million in 1999. These costs and expenses will not recur since the debt is being repaid with a portion of the proceeds of this offering.

      In addition, we may use a portion of the net proceeds for the development of technology and distribution alliances and for acquisitions or other investments. However, as of the date of this prospectus, we have no agreements relating to any future material alliance, acquisition or investment.

      We believe that our available cash resources combined with the net proceeds from our recent Series A preferred stock issuance and this offering will be sufficient to fund our operating needs for at least the next 12 months.

     Recent Accounting Pronouncements

      In December 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-9, or SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP 98-9 requires recognition of revenue using the residual method for multiple element software arrangements. We adopted SOP 98-9 in 2000, and there was no effect on our results of operations.

     Impact of Year 2000

      During 1999, we completed our remediation and testing of systems to become Year 2000 compliant. We experienced no significant disruptions in mission critical information technology and non-information technology systems and believe these systems successfully responded to the Year 2000 date change. We are not aware of any material problems resulting from Year 2000 issues, either with our products, internal systems, or the products and services of third parties. We will continue to monitor our mission critical computer systems and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

     Quantitative and Qualitative Disclosures About Market Risk

      We have limited exposure to financial market risks, including changes in interest rates. The interest rate on our revolving line of credit facility varies depending on the lender’s prime rate. A hypothetical 100 basis point increase in the lender’s prime rate would have an immaterial annual impact on our results of operations. Our long-term debt consists primarily of capital leases and term notes which have fixed interest rates; therefore, changes in interest rates will not materially impact our results of operations.

BUSINESS

Company Overview

      We provide wireless network application software and services and communications engineering services. We were founded in 1987 as a provider of communications engineering services, which have historically generated the majority of our revenue. Our communications engineering services include network design, installation and operation, network engineering and analysis, and complex program management. Through our experience, we recognized the demand for network application software that provides for the delivery of Internet content, short messages and enhanced data communications services to wireless devices, including phones, two-way pagers and personal digital assistants. As a result, we expanded our business over the past several years to focus on the development of this software.

      As part of our focus on network application software, we developed our Wireless Internet Gateway software, which allows wireless carriers and enterprises to provide their customers and employees with real-time, wireless access to Internet content, corporate intranets and e-mail. We also developed Short Message Service Center software, which allows wireless device users to send and receive text or data messages. When the Wireless Internet Gateway and Short Message Service Center software are used together, we are able to provide additional features such as confirming and prioritizing message delivery, securing messages and data, and tracking the location of wireless devices. Our software can perform these functions because it is designed to access information stored inside wireless networks, such as device on/off status and billing and transaction records. As of June 30, 2000, our software was installed in 17 U.S. and international wireless carrier networks.

      To simplify the delivery of Internet content over wireless networks, we recently published an Application Programming Interface. Our Application Programming Interface provides Internet software developers and providers of content, such as news and entertainment, with the ability to write programs that can communicate through our Message Distribution Center with approximately 70 different wireless carriers. In addition, we recently introduced several new software applications, including instant messaging and two-way text messaging, which are currently in trial with major wireless carriers. Our instant messaging application provides immediate notification to a pre-selected group when a user activates his or her handset. Our Mobile Originated Chat application allows two-way group text messaging between the Internet and wireless devices. In addition, we design and develop custom network software for telecommunications and information management.

      In 1996, we entered into a development agreement with Lucent Technologies, Inc. under which we developed and share ownership rights in certain network application software, including the Short Message Service Center. We share revenue with Lucent from sales of this software. We have received substantially all of our network application software license revenue from sales to wireless carriers by Lucent and will continue to be substantially dependent upon Lucent for future sales of our network application software licenses. We are growing our direct sales force and developing additional marketing relationships with communication infrastructure providers in order to expand our sales channels for our network application software products and services.

The Market Opportunity

      We believe the increasing reliance on mobile communications by individuals and businesses creates significant market demand for software applications that enable data delivery to wireless devices. If this market demand does not materialize, our results of operations may be materially adversely affected. The following trends are driving demand for wireless content and services:

     Growth in Wireless Communications

      The use of wireless communications has increased significantly in recent years driven by expanded wireless network coverage, more affordable wireless communications service plans, and higher quality and less expensive wireless devices. According to International Data Corporation, the number of wireless phone subscribers globally should increase at a compound annual growth rate of 28.9%, from 303.4 million at the end of 1998, to 1.08 billion at the end of 2003. Wireless carriers can increase revenue per unit, differentiate their service offerings from competitors, improve customer loyalty and increase minutes of use by offering services that connect wireless users to the Internet and corporate intranets.

     Growth in Wireless Device Functionality

      The proliferation of wireless networks and technologies has made it possible for individuals and enterprises to “wireless enable” many services that previously required a wireline connection or that were performed manually. For example, electric utilities are increasingly using wireless technology to read meters, and wireless carriers are recognizing the potential for their networks to enable mobile commerce transactions. In response, wireless device manufacturers continue to increase the functionality of products such as phones, personal digital assistants and two-way pagers. The introduction of higher capacity wireless networks in Europe and the United States over the next several years should further this trend.

     Growth of the Internet and Corporate Intranets

      The Internet and internal corporate data networks, or intranets, have emerged as global communications channels that allow users to share information and conduct business transactions electronically. According to International Data Corporation, the number of Web users worldwide is projected to increase from approximately 144 million at the end of 1998 to over 602.4 million by the end of 2003.

     Proliferation of E-mail and Short Messaging Services

      E-mail and short messaging services are increasingly important means of communication, with both the number of users and messages per individual projected to increase significantly. In Western Europe, where short messaging services are widely available, International Data Corporation estimates that the number of short messaging services users will increase from 30.2 million at the end of 1999 to 135.8 million at the end of 2004. We believe that short messaging services will also be increasingly used by wireless subscribers in the United States.

     Evolution of Targeted Advertising and Content

      One of the principal drivers of wireless communications growth is the ability to create value through the delivery of timely, highly specialized, interactive and location-specific advertising content. Advertisers, content providers and other businesses benefit from the ability to communicate and transact business in more direct and efficient ways on the Internet. By extending targeted advertising and content via wireless devices, we believe that advertisers, content providers and other businesses can expand the market for their products and content.

     Growth in Mobile Professionals

      The workforce is becoming increasingly mobile. Enterprises can enhance the productivity of their mobile employees by allowing wireless access to corporate intranets and local area networks (LANs). International Data Corporation projected that in 1999, 40% of computer users worldwide employed by mid-sized and large enterprises would remotely access corporate LANs. This dramatic growth is expected to create significant demand for wireless network applications.

     Increased Outsourcing Trends

      As information technology systems become more complex, companies are increasingly outsourcing many of their information technology requirements. Wireless carriers and enterprises are choosing to focus on their core businesses and seeking to reduce costs associated with maintaining information technology networks and software applications. Wireless carriers and enterprises with limited data experience frequently outsource the development and integration of wireless data applications and services.

The TCS Solution

      Wireless carriers and enterprises face many technology challenges in the rapidly evolving wireless data market. These challenges and our related solutions include:

•	Inability to Access Information Stored Inside Wireless Networks. There is a significant amount of information stored within wireless networks. Wireless intelligent networks manage mobility features, including call routing, roaming, and short messaging, and collect information such as user location, device on/ off status and billing and transaction records. This information is transmitted within wireless networks through complex call control technology, known as Signaling System 7. However, this information is not readily accessible to most software developers.

We have extensive knowledge of the Signaling System 7 technology. We use this knowledge to develop network application software that is able to access the information stored inside wireless networks to provide enhanced data services and features. For example, our products can use device on/off status information and hold messages until a device has been turned on in order to ensure delivery of a message, to deliver only the most recently updated version of repeated messages, such as weather or stock quotes, and to notify members of a chat group of current participant availability.

•	Incompatible Industry Standards. Enterprises seeking to communicate with mobile employees and customers encounter a wide variety of wireless carriers, networks and devices. Enterprises must be able to identify their end users’ wireless carriers and device types and deliver information through each carrier’s specific message delivery system to these devices. Furthermore, wireless carriers use different types of wireless network technology, each of which require different messaging formats.

Our products enable enterprises to deliver information to a wide variety of wireless devices and carrier networks. We design products to be compatible with major types of wireless networks, including Time Division Multiple Access (TDMA), Code Division Multiple Access (CDMA), Global Standard for Mobile Communications (GSM) and Integrated Digital Enhanced Network (iDEN). We are a member of the Wireless Application Protocol (WAP) Forum, Ltd. and we design products to be compliant with the Wireless Application Protocol Forum’s standards.

•	Limited Network Capacity. Wireless networks are optimized for voice rather than data transmission. As a result, there is limited network capacity available for data delivery. The proliferation of wireless data traffic, including e-mail, news, stock quotes, traffic alerts and other Internet content, can congest wireless networks. As a result, carriers seek technical solutions to manage network capacity.

Our software applications are designed to manage network capacity by prioritizing messages, blocking unwanted messages and recognizing when wireless devices are turned off or are out of range. These applications also delay the distribution of messages until the devices become available. These features improve carrier service quality by reducing the likelihood that unwanted, low priority or undeliverable messages will congest the network.

•	Security and Reliability. Enterprises are increasingly reliant on wireless devices to communicate with their mobile employees and customers. As a result, wireless carriers seek to provide secure and reliable messaging services.

We apply our communications engineering experience with the U.S. military and use encryption mechanisms to provide secure messaging services. In addition, our products provide carriers and enterprises with the ability to confirm message delivery and receipt.

•	Deployment Challenges for New Software and Services. Wireless carriers seek to cost-effectively introduce new data and voice services to meet customer demand. Each new software introduction requires compatibility with existing systems and extensive technical training for users, which can delay product launches and increase product cost.

We design our software to be compatible with carrier network systems and existing software applications. In addition, our software enables carriers to easily accommodate additional capacity requirements. As a result, our software provides for the cost-effective and rapid introduction of new services and the expansion of existing services.

Business Strategy

      We plan to continue to focus on developing and selling network application software that provides for the delivery of Internet content, short messages and other enhanced data communication services to wireless devices. The key elements of our strategy are to:

•	Leverage Our Expertise in Accessing Information Stored Inside Wireless Networks. We will continue to leverage our knowledge of complex call control technology, known as Signaling System 7, to unlock valuable information such as user location, device on/off status and billing and transaction records that resides inside wireless networks and is difficult to retrieve and utilize. Using this information, we intend to expand our integrated package of products and services for wireless carriers and enterprises.

•	Grow Our Wireless Carrier Base. Seventeen wireless carrier networks in seven countries currently use one or more of our applications. We intend to expand our domestic and international carrier base by capitalizing on our relationship with Lucent and by expanding our own sales and marketing initiatives. We will continue to develop network application software for wireless carriers that operate on all major types of networks. We believe the trend towards globalization of communication standards like the Global Standard for Mobile Communications (GSM) represents a significant opportunity for us to increase our wireless carrier base and we expect to install our software in GSM-based networks beginning in 2000.

•	Develop Our Corporate Enterprise Customer Base. We plan to develop our enterprise customer base through our direct sales force and by pursuing relationships with wireless carriers, Web development companies and content providers. As part of this strategy, we have developed an Application Programming Interface that can be used by Web developers to “wireless-enable” software applications for enterprises. Additionally, we believe our knowledge of complex call control technology, or Signaling System 7, and our extensive communications engineering experience with enterprises will help us tailor wireless software applications and services for these customers. We intend to develop recurring revenue from enterprise customers by offering wireless communication services on a per-user or subscription basis.

•	Expand Our Sales and Marketing Capabilities. We have historically leveraged our strategic relationship with Lucent to market our network application software products to wireless carriers. We are developing relationships with communication infrastructure providers in order to expand our sales channels for our network application software products and services. For example, we have recently entered into an agreement with Compaq Computer Corporation that provides for the joint marketing of our network application software products and Compaq’s wireless computer hardware and software products. We are also growing our direct sales force and increasing our sales and marketing expenditures. Our increased marketing efforts will also include advertising, public relations, speaking engagements and conference sponsorship.

•	Develop and Enhance Our Technology. We will continue to invest in our underlying technology and to capitalize on our communications engineering expertise to meet the growing demand for sophisticated wireless applications. Our product development staff includes 146 engineers who specialize in network application software development and communications engineering. We also have research and development relationships with wireless handset manufacturers, wireless carriers, and content and electronic commerce providers.

•	Pursue Select Acquisitions. We intend to selectively pursue acquisitions of companies and technologies in order to increase the scale and scope of our operations, market presence, products and services and customer base.

Product and Service Offerings

      We develop network application software products for wireless carriers and corporate and government enterprises and provide related implementation, operation and maintenance services. We also provide communication engineering services, which include the design, development and deployment of complex information processing and communications systems.

     Communications Engineering Services

      We provide communications engineering services including the design and installation of complex information processing and communication systems for corporate and government enterprises. For the year ended December 31, 1999 and the three months ended March 31, 2000, we derived over 70% of our total revenue from providing communications engineering services. We use a cooperative team approach designed to leverage our diverse technical skills in communications engineering, information systems, software engineering and telephony. We believe our 12 years of experience successfully providing communications engineering solutions for enterprises differentiates us from other providers of wireless network application software. Our communications engineering services primarily include the following types of projects:

•	Network Design, Installation and Operation. We design, install and operate networks that integrate computing and communications, including systems that provide communications via both satellite and terrestrial links. We can provide complete network installation services from cabling infrastructure to complex communications system components. We also provide ongoing network operation and management support services.

•	Network Engineering and Analysis. We are also engaged by customers to design systems that meet complex network communications requirements. These systems solutions are often applicable to multiple customers. For example, we developed a portable and secure local area network specifically for the U.S. Department of Defense, which we later resold to the U.S. Department of State. We believe this product also has commercial applications.

•	Complex Program Management. We manage large scale, time sensitive systems engineering projects primarily for government customers. We are experienced in scheduling, cost containment and hiring and managing subcontractors.

      Examples of recent communications engineering projects that are representative of the work we perform include:

•	AT&T Solutions. We have an agreement with AT&T Solutions Inc., a subsidiary of AT&T Corp., under which we provide network engineering services to its clients. AT&T Solutions may order services over an initial five-year term. Our engagement has included designing, installing and operating a global satellite communications contingency network for a multinational bank. This network includes locations in Europe, the Middle East, Africa and throughout the Asia Pacific region.

•	Special Operations Forces. We created a Command and Control Switching System for the Special Operations Forces of the U.S. Department of Defense that integrates secure and non-secure radio frequency, satellite and wireline networks for data and voice communications. The Command and Control Switching System enables automated support of teleconferencing across dissimilar networks in real time while providing a centralized network operations and management capability for the field commander. We have delivered similar systems to other U.S. Department of Defense agencies.

•	U S West. U S West, Inc. needed a connection between their existing Octel voicemail systems and the Lucent Advantage system. We designed and installed a new connection between these systems. We have applied our experience to solve similar problems for AirTouch Communications, Inc., Bell Atlantic Mobile and other wireless carriers.

•	City of Baltimore. Since 1998, the City of Baltimore has engaged us to provide information systems and network management. This engagement began with third-party software maintenance, network engineering services and helpdesk support for the budget and financial management department and has since expanded to include support of other city departments.

     Network Applications

      We design and develop network application software for wireless carriers that provides the delivery of secure and personalized content, services and transactions to various wireless devices. In addition, we design and develop custom network software for a variety of telecommunications and information management systems. Our software uses universal industry standards. We specifically design our software for easy implementation, customization and integration with existing networks in order to accommodate future expansion.

      Network application software that we currently offer includes Wireless Internet Gateway, Wireless Intelligent Network Suite (WIN Suite™), Message Distribution Center and custom software applications. We also provide implementation, operation and maintenance services to support these applications.

     Wireless Internet Gateway

      Our Wireless Internet Gateway provides two-way data communication between the Internet and wireless networks. Our Wireless Internet Gateway allows end users to customize the services they receive on wireless devices by setting up a user profile through a single Internet-based procedure. Wireless carriers can access these user profiles and usage data to gain a better understanding of customer behavior. Our Wireless Internet Gateway allows additional wireless applications to be added as desired.

      We have developed the following applications for use with our Wireless Internet Gateway:

•	Web Calendar. Our Web Calendar software allows users to schedule events on a personalized Web calendar and to receive notifications via their wireless devices.

•	Custom User Page. Our Custom User Page software allows users to create personalized Web pages that others can access using the Internet to enter text messages for delivery to the user’s wireless device.

•	Personalized Paging. Our Personalized Paging software enables users to create customized public and private address lists. These preset lists allow users to select the contact name, enter a short text message and select “send” for delivery to the contact’s wireless device.

•	Instant Messaging. Our Instant Messaging software provides notification to a pre-selected group when a user activates his or her handset. This enables others to instantly call or send messages to that handset.

•	Mobile Originated Chat. Our Mobile Originated Chat (MO Chat™) software enables two-way group text messaging between Internet and wireless device users. Users can participate in a “chat group” or “work group” by sending and receiving text messages to and from the other individuals in the group. MO Chat also contains an instant awareness function that allows a user automatically to join predetermined chat groups and notifies other on-line chat group members when the user activates his or her wireless device.

•	QueryNet™. Our QueryNet software searches multiple sources on the Internet and intranets that the user selects in advance. QueryNet then formats and sends the search results to user- specified destinations at user-specified times.

•	Mobile Originated Menus. Our Mobile Originated Menus (MO Menus™) software allows the rapid creation of customized menus of available services on wireless devices. Using our QueryNet software, MO Menus will allow users to request standard content sources from the Internet on demand. Our software does not require a special Internet browser for wireless devices.

•	Mobile Originated Mail. Our Mobile Originated Mail (MO Mail™) software provides users with mobile access to their various e-mail accounts and allows them to move easily between multiple accounts, view message headers, retrieve specific messages, delete messages, reply to messages or send new messages from two-way wireless devices.

     Wireless Intelligent Network Suite (WINSuite™)

      We have also developed WINSuite, a package of software products that operate on Lucent’s intelligent network and that were specifically designed for wireless carriers. Wireless intelligent networks manage mobility features including call routing, roaming and short messaging, and also collect information such as user location, device on/off status, and billing and transaction records. Wireless intelligent networks use complex call control technology known as Signaling System 7. Our in depth knowledge of Signaling System 7 and its capabilities, together with our extensive experience with Internet programming, provide us with a strong foundation upon which we build WINSuite products.

      WINSuite software products currently include the Short Message Service Center and Prepaid Wireless. We developed the Short Message Service Center and Prepaid Wireless

software pursuant to a development agreement with Lucent. We share ownership rights in the Short Message Service Center and Prepaid Wireless software with Lucent and share the revenue from their sale. Additionally, we recently agreed with Lucent to develop an enhanced Over-The-Air software application and we will share revenue from the sale of this software once it is developed. We also recently agreed to refrain from selling Prepaid Wireless applications to specified Lucent wireless carrier customers through March 31, 2001, in exchange for a share of the revenue from sales of Lucent’s new prepaid wireless software application for the next four years. WINSuite software products are described below:

•	Short Message Service Center. The Short Message Service Center software enables users to send and receive text or data messages to and from wireless devices. The Short Message Service Center provides wireless carriers efficient two-way data delivery and supports major industry standards for wireless communications. The Short Message Service Center also allows the handset to function as a pager and provides single touch callback capabilities. The Short Message Service Center can be combined with other software in the WINSuite package, reducing integration costs for wireless carriers. Additionally, the Short Message Service Center can be combined with our Wireless Internet Gateway software to enable transmission of short messages between the Internet and wireless devices.

•	Prepaid Wireless. The Prepaid Wireless software enables wireless carrier subscribers to pre-pay for wireless phone service. This software contributes to a lower per-subscriber cost for wireless carriers by eliminating the credit and billing process, reducing fraud and allowing wireless carriers to reduce hardware. Additional features of the Prepaid Wireless software include the ability to offer customers flexible rate plans, roaming support, direct dial connection, zero balance disconnect and various options for prepaid account replenishment. The Prepaid Wireless software currently operates on Lucent’s wireless intelligent network and supports all major analog and digital wireless networks. We intend to develop prepaid wireless software applications to operate on additional wireless intelligent networks.

•	Over-The-Air. The Over-The-Air software provides two distinct capabilities that together allow wireless carriers to reduce costs: Over-The-Air Activation and Over-The-Air Provisioning. Over-The-Air Activation allows wireless carriers to sell wireless handsets through unaffiliated retail stores by enabling remote handset activation. Over-The-Air Provisioning allows wireless carriers to expand their roaming coverage by remotely reprogramming existing handsets to recognize new roaming partners. We are developing enhanced features for these Over-The-Air applications.

      We are currently developing additional wireless intelligent network products, including:

•	Mobile Location Register. Our Mobile Location Register software tracks the location of active wireless devices. When Mobile Location Register determines a wireless device’s location, a wireless carrier or enterprise can deliver location-specific advertising and content to the device using the Short Message Service Center and Wireless Internet Gateway software.

     Integrated Product Capabilities

      One of our competitive advantages is that the products described above provide additional functionality when used together. The following are examples of enhanced functionality achievable by combining two or more of these products:

Integrated Products

	Wireless Internet	Wireless Intelligent
Enhanced Functionality	Gateway	Network Suite

Current

Personalization. Users can customize their services through a single Internet-based procedure. The resulting profile is stored on wireless carrier or enterprise networks and can be accessed from multiple wireless devices.	Wireless Internet Gateway Custom User Page	Short Message Service Center

Notifications and Alerts. Users can be notified immediately of specific events such as stock price movements.	Wireless Internet Gateway Web Calendar QueryNet	Short Message Service Center

Interactive Services. Users can access Internet content and communicate by two-way short messaging and menu-driven browsing.	Wireless Internet Gateway Personalized Paging Mobile Originated Menus	Short Message Service Center

Targeted Marketing. Wireless carriers can better understand their customers’ interests using data generated from personalized customer profiles.	Wireless Internet Gateway	Short Message Service Center

Advanced Distribution Channels. Wireless carriers can distribute wireless handsets on a secure basis via retail stores instead of carrier-owned stores and can activate the handset over the air.		Short Message Service Center Prepaid Wireless Over-The-Air

Mobile Electronic Commerce. Users can conduct mobile electronic commerce. For example, the user could be alerted of an upcoming birthday followed by an advertisement to buy flowers.	Wireless Internet Gateway Web Calendar	Short Message Service Center

Under Development

Location-Based Services. Allows wireless carriers and enterprises to identify the location of wireless devices, allowing them to deliver personalized content, advertising or mobile commerce.	Wireless Internet Gateway QueryNet	Short Message Service Center Mobile Location Registry

E-mail and Personal Information. Users can access multiple e-mail accounts through a wireless device.	Wireless Internet Gateway Mobile Originated Mail	Short Message Service Center

     Message Distribution Center

      Our Message Distribution Center acts as a clearinghouse that formats and delivers messages to approximately 70 different carrier networks and multiple device types. Our recently published Application Programming Interface provides Internet software developers and providers of content, such as news and entertainment, with a simple command set to “wireless enable” their software applications. Once integrated into existing software applications, the Application Programming Interface delivers message traffic to our Message Distribution Center.

      The Message Distribution Center offers important advantages for enterprises and wireless carriers. The Message Distribution Center includes support for all of the features and services available on our Wireless Internet Gateway product and the software programs that can be run on it. The Message Distribution Center allows enterprises to deliver information to a wide variety of wireless devices and carrier networks being used by their employees and customers. Further, the Message Distribution Center’s “store and forward” capability allows wireless carriers to prioritize message delivery and optimize the capacity available on their networks.

Description of Graphic:

      The graphic is divided into three vertical sections, which will be referred to as the left, middle, and right sections. Each section has a title that is placed in large bold print towards the top of the section. The left section is titled “Data Sources.” The middle section is titled “Wireless Carrier Networks.” The right section is titled “Mobile Devices.”

      In the middle of the graphic there is a cloud-like structure used to represent a network. The title of this structure, “Wireless Carrier Networks,” appears above the cloud in large bold print. Within the cloud there are two boxes, the left box and the right box, which are centered within the cloud and placed next to each other on approximately the same horizontal axis. The left box is labeled, “TCS Wireless Internet Gateway” in large bold centered text placed towards the top of the box. Under that text in the same box, is a left-justified bulleted list which contains the following elements in a plain font: “Chat and e-mail,” “Instant messaging,” “Event alerts,” “Group messaging,” “Internet query,” and “Custom menus.” The right box is labeled “TCS Short Message Service Center” using large bold text placed towards the top of the box. Under that text in the same box, is a left-justified bulleted list which contains the following elements in a plain font: “Device location,” “Device availability,” “Text messages,” “Reliable delivery,” and “Encryption.”

      In between the middle and the left sections of the graphic, below the cloud is a box captioned the “TCS Message Distribution Center.” At the top of this box is the following text formatted in a large bold font: “TCS Message Distribution Center.” Below that text in the same box is a left-justified bulleted list that contains the following elements in a plain font: “Clearinghouse for controlled messaging via multiple wireless carriers,” and “Application interface for Internet content and corporate data.” The “TCS Message Distribution Center” box is connected to the “Wireless Carrier Networks” cloud by a straight line. This box is also connected to certain elements that appear on the left side of the graphic. These connections will be described below as the elements are introduced.

      On the right side of the graphic there are four pictorial depictions of wireless devices that are arranged vertically. Each wireless device graphic is connected to the “Wireless Carrier Networks” cloud by a straight line. Just below the large bold “Mobile Devices” text described above is the first wireless device graphic, which is a picture of a cellular phone. Almost directly below this is a second wireless device graphic, which is a picture of a wireless personal digital assistant. Directly below this is the third wireless device graphic, which is a picture of another cellular phone. Below the third wireless device graphic is the fourth wireless device graphic which is a picture of a pager.

      On the left side of the graphic there are three boxes of approximately the same size arranged in a vertical line. The top box contains the words “Mobile Devices” in a large bold centered font. Below this text, but in the same box, is the following text drawn in a large plain font: “Text messages,” and “Information requests and responses.” Each of these text items appears on a different line within the same box. The top box is connected to the “Wireless Carrier Networks” cloud by a straight line. Below the top box, is the second box that contains the words “Internet Content” in a large bold centered font. Below this text, but in the same box, is the following text drawn in a large plain font: “News,” “Stocks,” “Games,” and “Weather.” Each of these text items appears on a different line within the same box. The “Internet Content” box is connected to the “Wireless Carrier Networks” cloud by a straight line. This box is also connected to the box labeled “TCS Message Distribution Center” by a straight line. Below this box is a third box, which contains the word “Corporate” in a large bold centered font. Below this text, but in the same box, is the following text drawn in a large plain font: “Databases,” “email,” “User directory,” and “Vertical markets.” Each of these text items appears on a separate line. The “Corporate” Box is connected to the “TCS Message Distribution Center Box” by a straight line.

     Custom Software Applications

      We also develop custom software applications to support specific customer requirements. Many of these applications combine large, distributed billing data centers that support audit and reconciliation tasks. For example, we currently maintain and continue to modify telecommunication billing software used by the U.S. Defense Telecommunications Service. We have historically developed custom applications primarily for government agencies. We intend to develop additional custom software applications for enterprises.

     Implementation, Operation and Maintenance Services

      We provide implementation, operation and maintenance services in support of our network application software. Our engineers install software packages into existing networks. This typically involves the staging of equipment, redesign of network connections, modification of software code and on-site installation and testing support. We also provide ongoing operational support, including administration of system components, system optimization and configuration management. Maintenance services include tracking customer support issues, trouble shooting and developing and installing maintenance releases. We typically provide maintenance services for an annual fee paid in advance.

The Lucent Technologies Relationship

      In April 1996, we entered into a non-exclusive development agreement with Lucent Technologies, Inc. under which we develop network application software that Lucent sells to its wireless carrier customers. Under the agreement, we developed the Short Message Service Center, a software application which allows wireless device users to send and receive text or data messages, in late 1996, the Prepaid Wireless application, a software application that allows wireless subscribers to pre-pay for wireless phone services, in mid-1998, and agreed in April 2000 to develop an enhanced Over-the-Air software application to enable the activation of wireless devices from remote locations. We share ownership rights in these applications with Lucent, subject to each party’s prior underlying ownership rights in intellectual property and confidential information contributed to the applications. We also have the right to receive revenue from Lucent’s sales of such software applications to its wireless carrier customers. The agreement may be terminated by mutual consent, or by either party if the other party commits any material breach of its obligations and fails to cure within 30 days’ written notice of such breach.

      Our Lucent relationship provides us with several competitive advantages, including access to Lucent’s sales and marketing resources, lab facilities and proprietary hardware and software. We have extensive direct contact with prospective customers during the sales process, as well as during installation and maintenance. We are also able to test new products and features Lucent develops for compatability with our software applications before those new products and features become publicly available. Lucent’s practice has been to utilize our software to establish interoperability while developing and testing new wireless devices. This practice increases the likelihood that our products will be compatible with new wireless devices coming to market.

      Under the original development agreement, we agreed to share revenue equally with Lucent from the sale of the Short Message Service Center and Prepaid Wireless software applications. The development agreement provides that, by mutual agreement, Lucent may buy out our rights to receive future revenue from the sale of these software applications in exchange for a negotiated lump-sum payment from Lucent to us. Our revenue from the sale of the Short Message Service Center software application may decline considerably if we agree to sell our rights in the Short Message Service Center to Lucent. See “Risk Factors — Because Lucent can buy out our right to receive revenue from certain network application software products for a negotiated lump-sum payment, our ability to derive revenue from those products in the future is uncertain.”

      On April 21, 2000, we signed an amendment to the development agreement pursuant to which Lucent will cease to market the Prepaid Wireless software application that we developed under the development agreement and instead will begin to market and sell a new prepaid wireless application that it is separately developing. Under this amendment, we have granted Lucent the right to incorporate software and other intellectual property developed by us into their new prepaid wireless software application. Sales of the Prepaid Wireless software application accounted for approximately 5% of our network applications revenue for the year ended December 31, 1999 and approximately 6% of our network applications revenue for the three months ended March 31, 2000. Lucent has agreed to share revenue with us from the sale of its new Converged Prepaid Wireless software application for the next four years. We will receive 50% of the revenue from Lucent’s sales of this application for the twelve months ended March 31, 2001; 25% of such revenue for the twelve months ended March 31, 2002; and 20% of such revenue for the 24 months ended March 31, 2004. We cannot predict the amount of revenue we will ultimately receive from the sale of this new prepaid wireless software application. If we sell the Prepaid Wireless software application developed under the development agreement or any work primarily based upon it, we will split all revenue from such sales with Lucent. Additionally, we have agreed to refrain from marketing prepaid wireless software to specified Lucent wireless carrier customers through March 31, 2001.

      On April 11, 2000, pursuant to the terms of the development agreement, we agreed to an Application Development Plan with Lucent to develop an enhanced Over-The-Air software application. We will share ownership rights in the enhanced Over-The-Air software application as described above. Lucent will pay us 40% of revenue generated from sales of the Over-The-Air software application to wireless carriers through the first year after development is complete and 50% of such revenue thereafter. Upon mutual agreement, Lucent may buy out our rights to receive future revenue from the sale of this software application in exchange for a lump-sum payment from Lucent to us. Our revenue from the sale of this software application would decline considerably if we agree to sell our rights in the Over-The-Air application to Lucent.

      We perform maintenance for our network application software sold by Lucent and also provide a limited 90-day warranty on those applications. Maintenance revenue for these software applications is generally equal to 15% of the original sale amount. In April, 2000, we modified the maintenance provision of the development agreement. In exchange for providing additional maintenance and training support, including a toll free support line, a toll free facsimile line, an Internet address and training for Lucent employees on software developed under the agreement, we will receive fees based on a percentage of total sales or the collected maintenance fees. We will receive approximately 83% of the total maintenance fees collected.

      In November 1998, in connection with the introduction of our Wireless Internet Gateway software, we entered into a second agreement with Lucent under which we pay Lucent up to a 25% fee for each sale of our products and services to a customer Lucent refers to us. The agreement is effective until April 5, 2002 unless the parties mutually agree to extend the term or to terminate the agreement pursuant to its terms and conditions. Lucent has historically sold our Wireless Internet Gateway software in conjunction with the Short Message Service Center software. We negotiate the initial license fees paid to us by Lucent for Wireless Internet Gateway sales on a case by case basis. Generally, Lucent has paid us fees ranging between 10% and 25% of the sale value.

      In March 1998, Lucent paid us approximately $800,000 to accelerate research and development efforts and to provide additional technical sales support. The research and development efforts involved modification of the Short Message Service Center software to support a broader set of Lucent’s network systems.

Customers

      Network Applications. We have historically provided the Short Message Service Center, Wireless Internet Gateway and Prepaid Wireless software products to Lucent’s wireless carrier customers through a revenue sharing agreement with Lucent. Lucent markets and sells these software products to its wireless carrier customers as part of its own product and service offerings. As of March 31, 2000, one or more of these software products had been installed by 17 wireless carrier networks, including Verizon Wireless, Telefonica International and U S West, Inc. In addition, six other carriers had ordered or were in trial with these software products. For the three months ended March 31, 2000 and the years ended December 31, 1999 and 1998, we received substantially all of our network applications software license revenue from Lucent under the development agreement. Lucent accounted for approximately 43% of our total network applications revenue for the three months ended March 31, 2000, 45% for the year ended December 31, 1999 and 47% for the year ended December 31, 1998. Our revenue from Lucent was derived from sales to its wireless carrier customers, including Verizon Wireless, which accounted for over 10% of our total network applications revenue for the three months ended March 31, 2000, and in 1999 and 1998. In addition, sales through Lucent to each of Telefonica International and U S West, Inc. accounted for over 10% of our total network applications revenue in 1999 and 1998, respectively.

      We also have two agreements with the General Services Administration pursuant to which we provide network applications and communications engineering services to various federal government agencies. For the three months ended March 31, 2000, revenue paid under the General Services Administration agreements by the U.S. Defense Department Telecommunications Service accounted for approximately 31% of our total network applications revenue and revenue paid by other federal government agencies accounted for 17% of our total network applications revenue. For the year ended December 31, 1999, revenue paid under the General Services Administration agreements by the U.S. Defense Telecommunications Service accounted for approximately 27% of our total network applications revenue and revenue paid by other federal government agencies accounted for approximately 19% of our total network applications revenue. For the year ended December 31, 1998, revenue paid under the General Services Administration agreements by the U.S. Defense Telecommunications Service accounted for approximately 26% of our total network applications revenue and revenue paid by other federal government agencies accounted for approximately 21% of our total network applications revenue. The loss of any of these customers could have a material adverse effect on our business.

      We also develop custom network application software products and provide related ongoing operational support and maintenance. We have historically provided government agencies including the City of Baltimore, U.S. Defense Telecommunications Service and General Services Administration with these products and services.

      Communications Engineering Services. Our major communications engineering customers include the U.S. Department of Defense, the General Services Administration, the State of Maryland, the City of Baltimore, AT&T Solutions, Inc., Computer Sciences Corporation, and Litton-PRC. Our communications engineering projects typically run from one to twelve months and involve three to ten personnel.

      For the three months ended March 31, 2000, revenue paid under the General Services Administration agreements by the Naval Surface Warfare Center accounted for approximately 16% of our communications engineering services revenue and revenue paid by other federal government agencies accounted for approximately 33% of our communications engineering services revenue. For the year ended December 31, 1999, revenue paid under the General Services Administration agreements by the U.S. Special Operations Command, the Space and Naval Warfare Center and the Naval Surface Warfare Center

accounted for approximately 11%, 11% and 32%, respectively, of our communications engineering services revenue. Revenue paid by other federal government agencies accounted for approximately 16% of our communications engineering services revenue during this period. For the year ended December 31, 1998, revenue paid under the General Services Administration agreements by the Joint Communication Services Command accounted for approximately 17% of our communications engineering services revenue. Revenue paid by other federal government agencies accounted for approximately 59% of our communications engineering services revenue during this period. The loss of any of these customers could have a material adverse effect on our business.

      Backlog. As of March 31, 2000, we had unfilled orders, or backlog, in our network applications business of approximately $3.3 million, compared to $0.6 million of backlog at March 31, 1999. As of March 31, 2000, we had backlog in our communications engineering services business of approximately $15 million, compared to $23 million of backlog as of March 31, 1999. We expect to fill substantially all of these orders during the course of 2000. The backlog at any given time may be affected by a number of factors, including contracts being renewed or new contracts being signed before existing contracts are completed. Some of our backlog is also subject to cancellation for causes such as late delivery, poor performance and other factors. Accordingly, a comparison of backlogs from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments or future revenue.

      In addition, contracts awarded to us as a minority-owned business enterprise under Section 8(a) of the U.S. Small Business Act will terminate under the U.S. Small Business Act as a result of the consummation of this offering. We recently filed a request for waiver of the termination of the Section 8(a) contracts with the Small Business Administration in order to continue to perform those contracts after this offering. We cannot provide any assurance that our request for waiver will be granted. We had $1.8 million of backlog under such contracts in our network applications business and $4.7 million of backlog in our communications engineering services business as of March 31, 2000.

Sales and Marketing

      Sales of Network Applications. We sell our network applications products and services through both direct and indirect channels. Our direct sales force consists of 12 professionals. We intend to grow this number significantly over the next 12 months. In addition, our senior executives, including our chief executive officer and our chief technology officer, are involved in closing sales. We have historically leveraged our strategic relationship with Lucent to market our network application software products to its wireless carrier customers. To date, all of the wireless carriers who have installed these products were obtained through this relationship. We have extensive direct contact with prospective carrier customers during the sales process, as well as during installation and maintenance.

      We will continue to leverage our relationships with industry leaders and to expand and diversify our own sales and marketing initiatives to increase our sales to wireless carriers. We also intend to develop our corporate enterprise customer base through relationships with Web development companies that corporate enterprises retain as consultants. We will actively seek corporate enterprise customers through both direct and cooperative marketing efforts. Increasingly, our marketing efforts will also include advertising, public relations, speaking engagements and attending and sponsoring industry conferences.

      Sales of Communications Engineering Services. We sell our communications engineering services primarily through our internal sales professionals. As of March 31, 2000, we had eight sales and marketing professionals devoted to sales of communications engineering services. We are pre-qualified as an approved vendor for federal, state and local government contracts.

Competition

      The market for our products and services is becoming increasingly competitive. The adoption of industry standards may make it easier for new market entrants to compete with us. We expect that we will compete primarily on the basis of the functionality, price, breadth, time to market, ease of integration and quality of our products and services. Our market and its competitive conditions are relatively new and continually developing. Our network application products compete with many similar products provided by other companies. We are not aware of competitors who offer the same range of products and services as we do. It is difficult to present a meaningful comparison between us and our competitors because there is a large variation in revenue generated by different customers, different products and services, as well as the different combinations of products and services offered by our competitors. We cannot, therefore, quantify our relative competitive position. With time and capital, it would be possible for our competitors to replicate our products and services.

      Our current and potential competitors include companies such as:

•	Software Developers. Aether Systems Incorporated; Boston Communications Group, Inc.; Centigram Communications Corporation; Corsair Communications, Inc.; Glenayre Technologies, Inc.; InterVoice-Brite, Inc.; Logica-Aldiscon; Phone.com, Inc.; RTS Wireless, Inc.; Sema Group; and Tech Now, Inc.

•	Telecommunications Equipment Vendors. ADC Telecommunications, Inc.; CMG plc; Comverse Network Systems; Ericsson, Inc.; Lucent Technologies, Inc.; Motorola, Inc.; and Nortel Networks Corporation.

•	Information Technology Consultants. American Management Systems, Incorporated; Andersen Consulting; BTG, Inc.; Computer Sciences Corporation; Electronic Data Systems Corporation; Keane, Inc.; and Litton PRC.

      Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

Research and Development

      Our success depends on a number of factors, which include our ability to identify and respond to emerging technological trends in our target markets, to develop and maintain competitive products, to enhance our existing products by adding features and functionality that differentiate them from those of our competitors and to bring products to market on a timely basis and at competitive prices. Our staff includes 146 engineers who specialize in network application development and communications engineering. Since 1996, we have made substantial investments in research and development, substantially all of which has been devoted to the development of network application software products. Our research and development expenditures, including capitalized software development costs, for the years ended December 31, 1997, 1998, and 1999 were approximately $1.8 million, $3.0 million and $5.8 million, respectively. We expect to significantly increase research and development expenditures in the future, as it is a key component of our strategy.

      We have established a research relationship with Lucent Technologies, Inc. Through this relationship, Lucent provides us with access to its laboratories where we jointly test our products and identify product and service enhancements. Our relationship with Lucent also allows us to test new Lucent products and features for compatibility with our software applications before these new products and features become publicly available. Additionally, Lucent utilizes our software products to develop and test new wireless devices for interoperability. This increases the likelihood that our products will be compatible with new wireless devices coming to market. We also have research and development relationships with wireless handset manufacturers, wireless carriers and content and electronic commerce providers.

      We actively support existing telecommunications standards and promote new telecommunications standards in order to expand the market for wireless data. In 1996, we co-founded the Intelligent Network Forum, an organization dedicated to expanding the role of intelligent networks in telecommunications. As part of our strategy to expand the role of short messaging, we co-founded the Short Message Peer-to-Peer Forum in 1999. Through this organization, we are establishing a de-facto standard for interfaces into short messaging service centers from the Internet, wireless gateways and Wireless Application Protocol servers. We joined the Wireless Application Protocol Forum, Ltd. in 2000 to further define and support the interfaces between Wireless Application Protocol servers and short message service centers and to provide a liaison between the Short Message Peer-to-Peer Forum and the Wireless Application Protocol Forum.

Government Regulation

      We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless carriers that utilize our products and services are subject to regulation by the Federal Communications Commission and, to a lesser extent, by state and local governmental agencies. Therefore, changes in Federal Communications Commission regulations, policies or interpretations, or broad-based state or local actions, could indirectly affect the availability of wireless services these carriers provide, thereby affecting the products and services they buy from us. We could, for example, be adversely affected by developments in regulations that govern or may in the future govern the Internet, the allocation of radio frequencies or the placement of wireless towers.

      While we are not subject to the Telecommunications Act of 1996, many wireless carriers that use our products are subject to this act. The act provided for significant deregulation of the U.S. telecommunications industry and such legislation remains subject to judicial review and additional Federal Communication Commission rulemaking. As a result of the act, as well as various initiatives of the Federal Communications Commission to implement its provisions, we cannot predict the effect that legislation or any state or federal rulemaking or other action may have on our future operations. Due to the increasing popularity and use of the Internet, there are an increasing number of laws and regulations being enacted and proposed pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by various agencies and commissions in the United States and elsewhere. Laws or regulations may be adopted, and in some countries have already been adopted, with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Uncertainty and new regulations could create turmoil in the marketplace that could reduce demand for our products and services or increase the cost of doing business and have a material adverse effect on our business, financial condition or results of operations.

      Legislative proposals have been made in the United States that may provide broader protection to owners of databases of information such as stock quotes and sports scores. Such legislation, if enacted, could result in an increase in the price of services that provide data to wireless communications devices and could create potential liability for unauthorized use of this data. The Advisory Commission on Electronic Commerce, which was created by the 1998 Internet Tax Freedom Act, issued a report to Congress on Internet taxation. Congress currently is considering various aspects of the report. Congressional action in response to the Commission’s report may influence the direction of Internet taxes and could have a materially adverse impact on our business. Additionally, the Organization for Economic Co-operation and Development’s Technical Advisory Group on Treaty Characterization of E-Commerce Payments has recently issued a draft report on the characterization of various typical e-commerce transactions with respect to international tax treaties. U.S. treaties are often interpreted using the Organization for Economic Co-operation and Development’s Commentaries. A major issue in the report is the characterization of e-commerce transactions concerns whether income derived from such transactions is classified as “business profits” or “royalties.” Any new legislation or regulations, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business.

Intellectual Property Rights

      We rely on a combination of patent, copyright, trademark, service mark, trade secret laws and restrictions to establish and protect certain proprietary rights in our products and services.

      We have filed seven U.S. patent applications and one international patent application for certain apparatus and processes we believe we have invented to enable key features of the Short Message Service Center, Prepaid Wireless and Mobile Originated Chat network application software. We currently hold no issued patents. We have received a notice of allowance from the U.S. Patent and Trademark Office on one of the patent applications relating to certain Short Message Service Center apparatus and processes. There is no assurance that this patent application or any other patent application will result in a patent being issued by the U.S. Patent and Trademark Office or other patent offices, nor is there any guarantee that any issued patent will be valid and enforceable. We have agreed with Lucent that we will each have an equal title interest in patent applications relating to joint inventions for the Prepaid Wireless software. Additionally, foreign patent rights may or may not be available or pursued in any technology area for which U.S. patent applications have been filed.

      We have filed applications to register the marks “WINSuite™,” “MO Menus™,” “MO Buddies™,” “MO Chat™,” “MO Mail™,” “QueryNet™” “MobiChat™,” “InfoCafe™,” “MobileChat™,” “Gabriel™” and “Enabling Convergent Technologies™” on the Principal Register of the United States Patent and Trademark Office. We currently hold no registered trademarks. This prospectus also includes trade names, service marks and trademarks of other companies. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

      Under our development agreement with Lucent, we developed the Short Message Service Center software in late 1996 and Prepaid Wireless software in mid-1998 and in April 2000 agreed to develop an enhanced Over-The-Air software application. Under the development agreement, we share ownership rights in these software applications with Lucent. The scope of each party’s ownership interest in these software applications is subject to each party’s various underlying ownership rights in intellectual property and also to confidential information contributed to the applications, and could be subject to challenge by either party.

      The steps we have taken to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect our services or intellectual property rights to the same extent as do the laws of the United States. We also rely on certain technologies that we license from third parties including data feeds and related software. These third-party technology licenses may not continue to be available to us on commercially attractive terms. The loss of the ability to use such technology could require us to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on our business, financial condition or results of operations.

      Third parties could claim infringement by us with respect to current or future services. As the number of entrants into our market increases, the possibility of an infringement claim against us grows. We may be inadvertently infringing a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to be infringing when it issues in the future. Any infringement claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any claim could have a material adverse effect upon our business, financial condition or results of operations.

      As a member of the Wireless Application Protocol Forum, we have agreed to license our intellectual property to other members on fair and reasonable terms to the extent that the license is required to develop non-infringing products under the specifications promulgated by the Wireless Application Protocol Forum. Each other member has entered into a reciprocal agreement.

Employees

      As of May 31, 2000, we had 295 full-time employees and 34 part-time employees, of which 146 were engineers who specialize in network applications development and communications engineering. We believe our relations with our employees to be good. None of our employees are represented by a union.

Properties

      Our principal executive office is located in Annapolis, Maryland in a 34,482 square foot facility under a lease expiring in September 2002. We recently expanded our Annapolis, Maryland office space by entering into a lease of an additional 31,371 square foot facility. This lease began on May 1, 2000 and will expire in April 2005. Our Southeast Regional office is located in Tampa, Florida in a 7,376 square foot facility under a lease expiring in December 2005.

Legal Proceedings

      We are not currently subject to any material legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

MANAGEMENT

Directors and Executive Officers

      The names and ages of our directors and executive officers as of May 31, 2000 were as follows:

Name	Age	Position

Maurice B. Tosé	43	President, Chief Executive Officer and Chairman of the Board

Richard A. Young	53	Executive Vice President and Chief Operating Officer

Thomas M. Brandt, Jr.	48	Senior Vice President and Chief Financial Officer

Drew A. Morin	39	Senior Vice President and Chief Technical Officer

Timothy J. Lorello	42	Senior Vice President — Network Intelligence

Clyde A. Heintzelman	61	Director

Andrew C. Barrett	59	Director

Richard A. Kozak	54	Director

Weldon H. Latham	53	Director

Byron F. Marchant	42	Director

Timothy P. Bradley	38	Director

Daniel Tseung	29	Director

      Maurice B. Tosé has served as our Chief Executive Officer and Chairman of the Board since December 1999. He has been our President since he founded the company in 1987. From 1986 to 1987, Mr. Tosé was Director of U.S. Department of Defense Programs for Techmatics, Inc., a systems integration company. Mr. Tosé was a member of the United States Navy for eight years. Currently, he is a Commander in the U.S. Naval Reserves. During his military career, Mr. Tosé held various technical management positions on ships at sea as well as staff positions at the U.S. Naval Academy and the U.S. Secretary of Defense. Mr. Tosé holds a B.S. degree in Operations Analysis from the U.S. Naval Academy.

      Richard A. Young has served as our Executive Vice President and Chief Operating Officer since 1998 and has served us in various other capacities since 1992. From 1989 to 1992, Mr. Young was a Senior Manager for ICF Information Technology, Inc., a custom application software company. From 1986 to 1989, Mr. Young served as a member of the United States Navy where he obtained the position of Director of the Information Systems Department for the Naval Recruiting Command. Mr. Young holds a B.S. degree in Engineering from the U.S. Naval Academy and holds a M.S. degree in Information Technology from the Naval Postgraduate School.

      Thomas M. Brandt, Jr.  has served as our Senior Vice President and Chief Financial Officer since joining us in April 1997. Prior to joining us, Mr. Brandt was Senior Vice President and the Chief Financial Officer of DIGEX, Inc., an Internet service provider. From 1993 to 1996, Mr. Brandt worked for Price Waterhouse as a director. He currently is a director of AmericasBank Corp. and Optelecom, Inc. Mr. Brandt is a certified public accountant. He holds a B.A. in Management Science and Economics from Duke University and an M.B.A. from the Wharton School of Business of the University of Pennsylvania.

      Drew A. Morin has served as our Senior Vice President and Chief Technology Officer since 1995 and has served us in various other capacities since 1988. For five years prior to joining us, Mr. Morin worked at BDM Corporation, a systems integration company where he designed, developed and implemented communication systems. Mr. Morin holds a B.S. degree in Systems Engineering from the University of Virginia and a M.S. degree in Systems Engineering from George Mason University.

      Timothy J. Lorello has served as our Senior Vice President — Network Intelligence since 1999. He served as our Vice President — Network Intelligence from 1998 to 1999. Previously, he served as our Director of Network Intelligence from 1995 to 1998. From 1983 to 1995, Mr. Lorello worked for AT&T/ Bell Labs Network Systems, now known as Lucent Technologies, Inc., where he provided marketing and services to the cellular, PCS, independent and broadband intelligent network industry segments. Mr. Lorello holds a B.S. degree in Physics from the University of Chicago and a M.S. degree in Electrical Engineering from Northwestern University.

      Clyde A. Heintzelman joined our Board of Directors in December 1999. Mr. Heintzelman has been the President of Net2000 Communications Corporation since November 1999. Prior to joining Net2000 Communications Corporation, Mr. Heintzelman was the President and Chief Executive Officer of SAVVIS Communications Corporation, a networking and Internet solutions company. From 1995 to 1998, Mr. Heintzelman was also the President and Chief Operating Officer of DIGEX, Inc. Prior to joining DIGEX, Inc., Mr. Heintzelman was a General Manager for Bell Atlantic Directory Services. Mr. Heintzelman also serves on the Board of Directors of Net2000 Communications Corporation, Optelecom, Inc. and SAVVIS Communications Corporation. Mr. Heintzelman holds a B.A. degree in Marketing from the University of Delaware.

      Andrew C. Barrett joined our Board of Directors in May 2000. Mr. Barrett has been the Managing Director of The Barrett Group, Inc., a communications consulting company, since 1997. From 1989 to 1996, Mr. Barrett served as a Commissioner of the Federal Communications Commission. From 1980 to 1989, Mr. Barrett served as a Commissioner of the Illinois Commerce Commission. Mr. Barrett holds a B.A. degree from Roosevelt University of Chicago, a M.A. degree from Loyola University of Chicago and a J.D. degree from DePaul University.

      Richard A. Kozak joined our Board of Directors in December 1999. Mr. Kozak founded and has been the Chief Executive Officer and Chairman of the Board of Directors of 1eEurope, Ltd., formerly Galileo Communications, Ltd., a portfolio of companies focused on providing integrated data, information technology network connectivity and electronic commerce services to mid and large-size companies throughout Europe since 1997. From 1993 to 1997, Mr. Kozak was the President and Chief Executive Officer of American Communications Services, Inc., now known as e.spire Communications, Inc., which he founded in 1993. Prior to forming American Communications Services, Inc., Mr. Kozak was the President of the Southern Division of MFS Communications, which was acquired by MCI WorldCom. Mr. Kozak also serves on the Board of Directors of e.spire Communications, Inc. He holds a B.S. degree in Engineering from Brown University and a M.B.A. in Finance from The George Washington University School of Government and Business Administration.

      Weldon H. Latham joined our Board of Directors in December 1999. Mr. Latham has been a partner at the law firm of Shaw Pittman Potts & Trowbridge since 1992. From 1986 to 1992, Mr. Latham was a managing partner at the law firm Reed, Smith, Shaw and McClay. From 1981 to 1986, Mr. Latham was the Vice President and General Counsel of Sterling Systems Inc., a software company which was acquired by Planning Research Corporation (PRC). Mr. Latham continued his employment at PRC as the Executive Assistant and Counsel to the Chief Executive Officer and Chairman of the Board. From 1979 to 1981, Mr. Latham was employed as the General Deputy Assistant Secretary at the Department of Housing and Urban Development. Mr. Latham holds a B.A. degree in Business Administration from Howard University and a J.D. degree from Georgetown University Law Center.

      Byron F. Marchant joined our Board of Directors in December 1999. Mr. Marchant has been the Executive Vice President and Chief Administration Officer of BET Holdings, Inc. since 1997. Prior to joining BET, Mr. Marchant was a partner in the law firm Patton Boggs, LLP. From 1995 to 1996, Mr. Marchant was our Senior Vice President and General Counsel. Mr. Marchant holds a B.S. degree from the U.S. Naval Academy and a J.D. degree from the University of Virginia Law School.

      Timothy P. Bradley joined our Board of Directors in December 1999. Mr. Bradley co-founded and has been Managing Partner of Signal Equity Partners, L.P., a private equity fund focused on the telecommunication and information technology industries, since 1996. Mr. Bradley also co-founded Signal Partners, LLC, a financial advisory firm. Mr. Bradley was a general partner at the Exeter Group from 1993 to 1996 where he managed a private equity and mezzanine portfolio. Prior to working in the private equity industry, Mr. Bradley practiced law in New York City. Mr. Bradley also currently serves on the Board of Directors of FiberNet Telecom Group, Inc. Mr. Bradley holds a B.A. degree from Yale University, a J.D. degree from New York University School of Law and a M.B.A. degree from Columbia Business School.

      Daniel Tseung joined our Board of Directors in December 1999. Mr. Tseung recently joined SUNeVision, a technology company based in Hong Kong. From March 1998 to April 2000, Mr. Tseung was employed as a Director in the Technology and Communications Group of GE Capital Equity Investments, Inc., a private equity investment entity owned by General Electric. From June 1997 to February 1998, Mr. Tseung was an associate at GE Capital. Mr. Tseung holds a B.A. degree from Princeton University and an M.A. degree from Harvard University.

Board Composition

      Our Board of Directors consists of eight individuals. Each director is elected for a one-year term at our annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers are appointed by and serve at the discretion of the Board of Directors. There are no family relationships between any of our directors or officers.

Compensation Committee

      Our compensation committee currently consists of Messrs. Clyde A. Heintzelman, Weldon H. Latham and Timothy P. Bradley. The compensation committee recommends, reviews and oversees the salaries of our executive officers as well as the benefits and stock options for all our employees, directors and other individuals compensated by us. The compensation committee also administers our incentive compensation and benefit plans.

Audit Committee

      Our audit committee currently consists of Messrs. Richard A. Kozak, Byron F. Marchant and Andrew C. Barrett. The audit committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent public accountants, the results and scope of the audits and other services provided by our independent public accountants, the performance of and the fees to be paid to our independent public accountants, our accounting procedures and the adequacy of our internal controls.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers has served as a member of the compensation committee, or other committee serving an equivalent function, of any other entity, whose executive officers served as a director of or a member of our compensation committee.

Director Compensation

      We have no established compensation arrangements with our directors. Directors are paid $500 per board or committee meeting attended and are reimbursed for their reasonable expenses incurred in connection with the attendance at board and committee meetings. In the future, we may adopt new compensation arrangements for our directors. Directors are eligible to receive options to purchase common stock under our option plans.

Executive Compensation

      Summary Compensation Table. The following table shows all compensation earned in each of the last three years by our Chief Executive Officer and our four other most highly paid executive officers whose annual salary and bonus exceeded $100,000 in the fiscal year ended December 31, 1999. The following table includes payments made to each of these executive officers in lieu of accrued vacation in the column captioned “Other Annual Compensation” and matching contributions made by us under our 401(k) plan and health and life insurance premiums paid by us in the “All Other Compensation” column. Mr. Brandt joined us in April 1997.

					Long-Term
					Compensation
		Annual Compensation
					Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation	Options	Compensation

Maurice B. Tosé	1999	$300,000	$53,500	$32,947	—	$15,942
President, Chief Executive	1998	345,656	—	25,913	—	15,152
Officer and Chairman	1997	313,717	—	24,231	—	8,629
of the Board

Richard A. Young	1999	195,000	5,150	15,001	—	12,013
Executive Vice President and	1998	193,406	—	—	113,678	11,111
Chief Operating Officer	1997	182,250	—	—	173,995	5,944

Thomas M. Brandt, Jr.	1999	159,406	2,000	2,956	137,672	12,222
Senior Vice President and	1998	150,000	—	—	78,592	11,620
Chief Financial Officer	1997	48,750	—	—	65,244	2,465

Drew A. Morin	1999	151,968	2,000	11,058	—	11,366
Senior Vice President and	1998	148,751	—	8,413	—	13,012
Chief Technical Officer	1997	134,584	—	—	869,973	5,654

Timothy J. Lorello	1999	151,968	3,375	14,423	—	7,222
Senior Vice President —	1998	150,000	—	9,014	143,258	6,371
Network Intelligence	1997	123,333	—	—	521,984	5,944

Options Grants During 1999

      The following table sets forth information regarding options granted to our named executive officers during the fiscal year ended December 31, 1999. We granted these incentive stock options under our Amended and Restated 1997 Stock Incentive Plan. The options have ten-year terms, subject to earlier termination upon death, disability or termination of employment, and vest 30% on July 29, 1999, 20% on July 29, 2000, 20% on July 29, 2001, 20% on July 29, 2002 and 10% on July 29, 2003. We recommend caution in interpreting the financial significance of the figures in the following table representing the potential realizable value of the stock options. They are calculated by multiplying the number of options granted by the difference between a future hypothetical stock price and the option exercise price and are shown pursuant to rules of the Securities and Exchange Commission. They are not intended to forecast possible future appreciation, if any, of our stock price or to establish a present value of options. Actual gains, if any, on stock option exercises will depend on the future performance of our Class A common stock.

	Individual Grants					Potential Realizable
Value at Assumed
		Percent of			Potential	Annual Rates of
	Number of	Total Options			Realizable	Stock Price
	Securities	Granted to			Value at	Appreciation for
	Underlying	Employees	Exercise		Assumed	Option Term
	Option	In Fiscal	Price Per	Expiration	Initial Offering
Name	Granted	Year(1)	Share	Date	Price of $16.00	5%($)	10%($)

Maurice B. Tosé	—	—	—	—	—	—	—

Richard A. Young	—	—	—	—	—	—	—

Thomas M. Brandt, Jr.	137,672	3.6%	$1.28	4/01/09	$2,026,532	$3,459,906	$5,323,823

Drew A. Morin	—	—	—	—	—	—	—

Timothy J. Lorello	—	—	—	—	—	—	—

(1)	Based upon options to purchase an aggregate of 1,290,894 shares of our Class A common stock granted to employees in 1999.

Year-End Option Values

      The following table provides information about options held by the named executive officers as of December 31, 1999. No options were exercised by any named executive officer or director during 1999. The value of unexercised in-the-money options at year-end is based on the assumed initial public offering price of $16.00 per share, less the exercise price per share, multiplied by the number of shares underlying the options.

	Number of Securities
	Underlying Unexercised		Value of Unexercised
	Options at		In-The-Money Options at
	December 31, 1999		December 31, 1999

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Maurice B. Tosé	—	—	—	—

Richard A. Young	149,868	137,805	$2,378,405	$2,186,965

Thomas M. Brandt, Jr.	97,500	184,008	1,490,775	2,813,482

Drew A. Morin	869,973	—	13,902,169	—

Timothy J. Lorello	370,493	294,749	5,898,249	4,692,404

Benefit Plans

Stock Incentive Plan

      In 1997, we adopted a stock incentive plan to promote our long-term growth and profitability by providing our employees, directors and consultants with incentives to improve stockholder value and to contribute to our growth and financial success. The plan was amended and restated in April, 2000. We believe the plan will assist us in attracting, retaining and rewarding the best available people. Unless terminated earlier or amended by our Board of Directors, the plan will terminate on April 11, 2010. A total of 8,904,110 shares of our Class A common stock have been reserved for issuance under the plan. Options to purchase 2,926,090 shares of our Class A common stock are outstanding at a weighted average exercise price of $0.66 per share, 2,724,366 shares have been issued upon exercise of outstanding options and 3,253,654 shares remained available for future grant. No more than an aggregate of 8,904,110 shares of our Class A common stock, plus the number of any shares surrendered to us in connection with any award, may be issued under stock incentive plan awards. These share amounts may be adjusted for future stock dividends, spin-offs, split-ups, recapitalizations, mergers, consolidations, business combinations, exchanges of shares and the like. Our Board of Directors has the authority to amend or terminate the plan at anytime.

      The compensation committee of our Board of Directors has been given broad authority to administer our plan and determine the size and terms of all awards under the plan, including the number of shares subject to the option, exercise price, term and exercisability. The compensation committee may grant the following types of awards under our plan to our employees, officers, directors and consultants:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	restricted and unrestricted stock awards;

•	phantom stock awards;

•	performance awards; and

•	other stock-based awards.

      The following is a summary of the types of awards that we may grant under our stock incentive plan:

      Stock Options. The compensation committee may grant options to purchase shares of our Class A common stock intended to qualify as incentive stock options under the Internal Revenue Code and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the compensation committee, but the exercise price of any incentive stock option may not be less than the fair market value of our Class A common stock on the date of grant.

      The term of each option will be fixed by the compensation committee, but the term of any incentive stock option may not exceed 10 years from the date of grant. The compensation committee will determine the vesting of each option and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may vest in installments. The vesting of options may be accelerated by the compensation committee. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by the optionee.

      To exercise an option, the optionee must pay the exercise price in full either in cash or cash equivalents or by delivery of shares of common stock already owned by the optionee. The exercise price may also be delivered by a broker under irrevocable instructions to the broker from the optionee. As of June 15, 2000, we had incentive stock options to purchase 2,926,090 shares of our Class A common stock outstanding, 2,724,366 shares of our Class A common stock had been issued upon exercise of incentive stock options granted and we had not granted any non-qualified stock options.

      Stock Appreciation Rights. The compensation committee may grant a right to receive a number of shares, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares of our Class A common stock underlying the right during a period specified by the compensation committee. The compensation committee may grant these stock appreciation rights alone or in connection with stock options. Upon exercise of a stock appreciation right that is related to a stock option, the holder will surrender the option for the number of shares as to which the stock appreciation right is exercised and will receive payment of an amount computed as described in the stock appreciation right award. A stock appreciation right granted in connection with a stock option will usually be exercisable at the time or times, and only to the extent that, the related stock option is exercisable and will not be transferable except to the extent the related option is transferable. As of June 15, 2000, the compensation committee had not awarded any stock appreciation rights.

      Restricted and Unrestricted Stock. The compensation committee may also award shares of our Class A common stock to participants. These stock awards may be conditioned on the achievement of performance goals and/or continued employment with us through a specified restriction period. If the performance goals and any other restrictions are not attained, the holder will forfeit his or her restricted shares. The compensation committee may also grant shares of Class A common stock that are free from any restrictions under the stock incentive plan. Unrestricted shares of Class A common stock may be issued to participants in recognition of past services or in lieu of cash compensation. The purchase price, if any, for shares of our Class A common stock under stock awards will be determined by the compensation committee. As of June 15, 2000, the compensation committee had not awarded any restricted or unrestricted shares of our Class A common stock.

      Phantom Stock Awards. The compensation committee may also grant phantom stock awards to participants. These awards are contractual rights that are equivalent in value to, but not actual shares of, our Class A common stock. Phantom stock awards may be conditioned on the achievement of performance goals and/or continued employment with us through a specified date. The compensation committee will determine the time or times when a participant will be paid the value of the phantom stock award, and the payment may be in cash, in shares of our Class A common stock or in a combination of cash and shares of our Class A common stock. Because phantom stock awards are not actual shares of our Class A common stock, they do not have any voting rights. As of June 15, 2000, the compensation committee had not granted any phantom stock awards.

      Performance Stock Awards. The compensation committee may also grant performance stock awards to receive shares of our Class A common stock upon achievement of performance goals and other conditions determined by the compensation committee. As of June 15, 2000, the compensation committee had not granted any performance stock awards.

      Other Stock-Based Awards. The compensation committee is authorized to grant to participants other awards that may be based on or related to our Class A common stock or other securities. These could include:

•	convertible or exchangeable debt securities;

•	other rights convertible or exchangeable into shares;

•	purchase rights for shares or other securities; and

•	incentive awards with value and payment contingent upon performance.

      The compensation committee will determine whether other stock-based awards will be paid in shares of our Class A common stock, other securities, cash or in some combination. As of June 15, 2000, the compensation committee had not granted any other stock-based awards.

Employee Stock Purchase Plan

      In April, 2000, we adopted an employee stock purchase plan. The purchase plan, which became effective upon its adoption by our Board of Directors, provides for the issuance of up to 684,932 shares of our Class A common stock. This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, provides our employees with an opportunity to purchase shares of our common stock through payroll deductions.

      The compensation committee of our Board of Directors has been given broad authority to administer our purchase plan. All of our employees, including directors who are employees, are eligible to participate in the purchase plan. Options to purchase our Class A common stock will initially be granted to each eligible employee on the first trading day on or after the date of the initial public offering. Thereafter, options will be granted on the first trading day on or after January 1 of each year, or such other date as determined by the compensation committee. Each option will terminate on the last trading day of a period specified by the compensation committee and no option period will be longer than 27 months in duration. Subsequent option periods of equal duration will consecutively follow, unless the compensation committee determines otherwise.

      Each option represents a right to purchase shares of our Class A common stock. The compensation committee determines the purchase price of each share of Class A common stock, provided that the purchase price will never be less than the lesser of 85% of the fair market value of shares of our Class A common stock at the beginning or end of the option period.

      Any employee who immediately after a grant owns 5% or more of the total combined voting power or value of our capital stock may not be granted an option to purchase Class A common stock under the purchase plan. Participation may also be limited where rights to purchase stock under all other purchase plans accrue at a rate which exceeds $25,000 of the fair market value of our Class A common stock for each calendar year.

401(k) Plan

      We have adopted a 401(k) plan in which all eligible employees are entitled to make pre-tax contributions. This plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by us to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions by us, if any, will be deductible by us when made. All full-time employees become eligible for participation in the plan on the date of their employment. Eligible participants can elect to make contributions to the plan and such contribution amounts are subject to certain limitations under the Internal Revenue Code. On a discretionary basis, we may match contributions made by participating employees under the plan. As of June 15, 2000, we have been making contributions to participants in the plan in an amount equal to 50% of the amount of the participating employee’s contribution, up to a maximum of 15% percent of such employee’s salary. At the direction of each employee participating in our plan, we invest the assets of the plan in any of 35 investment options. Our contributions under the plan were approximately $0.2 million and $0.4 million in 1998 and 1999, respectively.

Employment Agreements

      We currently do not have any employment agreements with our named executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Sales of our Securities

      Pursuant to a stock purchase agreement dated December 14, 1999, we sold 1,706,000 shares of our Series A preferred stock to each of GE Capital Equity Investments, Inc. (GE Capital) and Signal Equity Partners, L.P. (Signal Equity) on substantially the same terms and conditions for an aggregate purchase price of $10.0 million. The outstanding shares of the Series A preferred stock will convert into an aggregate of 3,505,479 shares of our Class A common stock immediately upon the completion of this offering. In connection with the stock purchase agreement, we granted GE Capital and Signal Equity each the right to select a director upon the closing of the transaction. Signal Equity’s selection is Timothy Bradley. GE Capital’s selection, Daniel Tseung, recently resigned from GE Capital and GE Capital has chosen not to designate a successor to our Board of Directors. Daniel Tseung continues to serve on our Board of Directors. The right of each of GE Capital and Signal Equity to select a director terminates upon the consummation of this offering.

Transaction with Timothy J. Lorello

      In August 1999, we loaned Timothy J. Lorello, our Senior Vice President — Network Intelligence, $125,000, evidenced by a promissory note bearing interest at the applicable federal rate per annum. In that connection, Mr. Lorello executed a Stock Option Cancellation Agreement in which he agreed to cancel 102,740 of his options to purchase shares of our Class A common stock. Pursuant to the agreement, one-third of his loan is forgiven and one-third of his options are canceled annually over three years. This annual loan forgiveness and cancellation of options is contingent upon Mr. Lorello’s continued employment. The balance of the loan is immediately due and payable if Mr. Lorello ceases to be one of our employees.

Transactions with Maurice B. Tosé

      On December 10, 1999, Maurice B. Tosé, our Chairman of the Board, President and Chief Executive Officer, borrowed approximately $1.4 million from Bank of America. Concurrently, Mr. Tosé lent us approximately $1.4 million evidenced by a promissory note bearing interest at 7.32% per annum. On December 13, 1999, we deposited approximately $1.4 million in a certificate of deposit at Bank of America as security for our indebtedness to Mr. Tosé. The certificate of deposit will mature on January 31, 2001. Until December 14, 1999, we qualified and had elected to be treated as a Subchapter S corporation for federal and state income tax purposes. An S corporation’s losses may be used by the corporation’s stockholders on their personal tax returns to offset salary and other taxable income to the extent of the stockholder’s “basis” in the corporation, or the amount the stockholder has “at risk” in the corporation. The aforementioned loan transaction was conducted to increase Mr. Tosé’s basis in us and thereby facilitate his ability to offset his salary and other taxable income with our losses in order to reduce his personal income tax liability.

      We recently entered into discussions with Annapolis Partners, LLC regarding the possible relocation of our headquarters in Annapolis, Maryland. Annapolis Partners is a recently formed limited liability company in which Mr. Tosé has a significant equity interest. Annapolis Partners has been selected by Anne Arundel County, Maryland to redevelop a 42-acre waterfront site in Annapolis, Maryland formerly operated by the U.S. Navy. We anticipate spending approximately $0.2 million to develop architectural plans for the new headquarters. Some or all of this amount may be paid to Annapolis Partners. The parties have agreed that should we enter into a lease for office space at the site, Annapolis Partners will reimburse us for all of these costs either in the form of a cash reimbursement or through a reduction of future rent.

Transaction with Andrew C. Barrett

      On May 30, 2000, we entered into a consulting agreement with The Barrett Group, Inc., a communications consulting company controlled by Andrew C. Barrett. Mr. Barrett serves on our Board of Directors. The Barrett Group will perform consulting services relating to business development opportunities available to us. The agreement has a 12-month term. The agreement requires us to pay The Barrett Group the sum of $6,000 per month.

Registration Rights

      On December 14, 1999, we entered into a Registration Rights Agreement in which we granted certain registration rights to stockholders and warrant holders, including GE Capital and Signal Equity, holding an aggregate of 4,903,386 shares of our Class A common stock, assuming the automatic conversion of all shares of our Series A preferred stock upon the consummation of this offering. Pursuant to the agreement, these stockholders and warrant holders have the right, subject to certain restrictions set forth in the agreement and in lock-up agreements that these stockholders and warrant holders have signed relating to this offering, to require that we register, at our expense, on no more than two occasions, any or all of the shares of their Class A common stock that were issued upon the conversion of their Series A preferred stock. In addition to these demand registration rights, and subject to certain restrictions set forth in the agreement, these stockholders and warrant holders may require us to file an unlimited number of registration statements on Form S-3 under the Securities Act once that form is available for our use, which is generally one year after this offering. In each case, the managing underwriter has the right to limit the number of securities registered in such required registration.

      The agreement also provides that, if at any time we propose to register any of our securities under the Securities Act for sale to the public, the stockholders and warrant holders who are parties to the agreement will be entitled to notice of the registration and will have the right to include their shares in the registration provided that the managing underwriter will have the right to limit the number of securities included in the registration. We must pay for all expenses in connection with these registrations, other than underwriters’ discounts and commissions.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of May 31, 2000 by:

•	each person who owns beneficially more than 5% of the outstanding shares of our Class A or Class B common stock;
•	each director and each executive officer named in the summary compensation table; and
•	all of our directors and executive officers as a group.

      Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of our Class A common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 31, 2000. The shares issuable pursuant to these options are deemed outstanding for computing the percentage ownership of the person holding these options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

			Percentage of
			Shares		Percentage of
			Beneficially Owned		Shares
	Shares Beneficially		Prior to the		Beneficially Owned
	Owned		Offering		After the Offering
Name and Address of Beneficial
Owner(1)	A Shares	B Shares	A Shares	B Shares	A Shares	B Shares

Maurice B. Tosé	—	10,787,671	—%	100%	—%	100%

Richard A. Young(2)	172,603	—	2.8	—	1.4	—

Thomas M. Brandt, Jr.(2)	140,754	—	2.3	—	1.1	—

Drew A. Morin(2)	869,973	—	14.1	—	7.1	—

Timothy J. Lorello(2)	399,144	—	6.4	—	3.2	—

Clyde A. Heintzelman(2)	15,256	—	*	—	*	—

Andrew C. Barrett	—	—	—	—	—	—

Richard A. Kozak(2)	37,471	—	*	—	*	—

Weldon H. Latham(2)	15,256	—	*	—	*	—

Byron F. Marchant(2)	15,256	—	*	—	*	—

Timothy P. Bradley	1,752,740	—	28.4	—	14.3	—

Daniel Tseung	—	—	—	—	—	—

Signal Equity Partners, L.P.(3)	1,752,740	—	28.4	—	14.3	—

GE Capital Equity Investments, Inc.(4)	1,752,740	—	28.4	—	14.3	—

All directors and executive officers as a group (12 persons)(5)	5,171,192	10,787,671	80.2%	100%	41.3%	100%

*	Less than 1%
(1)	Except as set forth herein, the business address of the named beneficial owner is c/o TeleCommunication Systems, Inc., 275 West Street, Annapolis, Maryland 21401.
(2)	Consists of our shares of Class A common stock issuable upon the exercise of stock options.
(3)	Consists of shares of our Class A common stock owned by Signal Equity Partners, L.P. (Signal Equity). Mr. Bradley is Signal Equity’s representative on our Board of Directors. Therefore, beneficial ownership of the shares of our Class A common stock owned by Signal Equity is attributed to Mr. Bradley. The address of Mr. Bradley and Signal Equity is 10 East 53rd Street, New York, New York 10022.

(4)	The address of GE Capital Equity Investments, Inc. is 260 Long Ridge Road, Stamford, Connecticut 06927.

(5)	Includes an aggregate of 269,527 shares of Class A common stock issuable upon exercise of options exercisable within 60 days of May 31, 2000.

DESCRIPTION OF CAPITAL STOCK

Common Stock

      On the closing of this offering, our authorized capital stock will consist of 225 million shares of Class A common stock, par value $.01 per share, and 75 million shares of Class B common stock, par value $.01 per share. As of March 31, 2000, assuming conversion of all outstanding shares of Series A preferred stock and the exercise of all outstanding warrants upon consummation of this offering, there were 12,327,753 shares of our Class A common stock outstanding that were held of record by nine stockholders and 10,787,671 shares of our Class B common stock outstanding that were held of record by one stockholder. After giving effect to the sale of our Class A common stock offered in this offering, there will be 23,115,424 shares of our Class A and our Class B common stock outstanding, assuming no exercise of outstanding options.

      The holders of our Class A common stock and Class B common stock have substantially similar rights, except that the holders of our Class A common stock are entitled to one vote per share held of record and holders of our Class B common stock are entitled to three votes per share held of record on all matters submitted to a vote of the stockholders. The holders of our Class A common stock and Class B common stock will generally vote as a single class on all matters upon which stockholders have a right to vote, subject to the requirements of applicable laws. Each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon transfer, with limited exceptions for transfers to related parties and estate-planning transfers and certain permitted pledges.

      Once converted into shares of our Class A common stock, shares of our Class B common stock will be cancelled and not reissued. Neither the Class A common stock nor the Class B common stock may be subdivided or combined unless the shares of the other class are subdivided or combined in the same proportion. Shares of our Class B common stock are not being registered as part of this offering and currently we have no plans to do so in the future.

      Holders of both our Class A common stock and Class B common stock are entitled to receive ratably dividends, if any, as our Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to any then-outstanding preferred stock. We may not make any dividend or distribution to any holder of either class of our common stock unless simultaneously with such dividend or distribution we make the same dividend or distribution with respect to each outstanding share of the other class of common stock. In the case of a dividend or other distribution payable in shares of a class of common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of our Class A common stock may be distributed with respect to Class A common stock and only shares of our Class B common stock may be distributed with respect to Class B common stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the common stock, is payable in shares of a class of common stock, the number of shares of each class of common stock payable per share of such class of common stock shall be equal in number.

      In the event of a liquidation, dissolution, or winding up of our company, holders of Class A common stock and holders of our Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after payment of all of our liabilities and the liquidation preferences of any preferred stock then outstanding. Holders of our Class A common stock and holders of our Class B common stock have no preemptive rights, subscription rights or conversion rights, except as described above. There are no redemption or sinking fund provisions applicable to our Class A common stock or Class B common stock.

      In the event of a merger or consolidation of our company with or into another entity (whether or not our company is the surviving entity), the holders of our Class A common stock shall be entitled to receive the same per-share consideration as the per-share consideration, if any, received by any holder of our Class B common stock in such merger or consolidation.

      The rights, preferences and privileges of holders of our Class A common stock and holders of our Class B common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. After the closing of this offering, no shares of preferred stock will be outstanding.

Preferred Stock

      The outstanding shares of the Series A preferred stock will convert into an aggregate of 3,505,479 shares of our Class A common stock immediately upon the completion of this offering. Thereafter, pursuant to our amended and restated articles of incorporation, our Board of Directors will have the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the relative designations, powers, preferences and privileges of the preferred stock, any or all of which may be greater than the rights of the common stock. Our Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of us or make removal of our management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our Class A common stock and may adversely affect the voting and other rights of the holders of our Class A common stock. We have no present plans to issue any preferred stock.

Options

      As of the date of this prospectus, options to purchase up to 8,904,110 shares of our Class A common stock may be granted under our amended and restated 1997 stock incentive plan. As of June 15, 2000, there were outstanding options to purchase a total of 2,926,090 shares of our Class A common stock at a weighted average exercise price of $0.66 per share, of which 749,287 were vested. Other than these options, we have not granted any other options. Within 90 days following the completion of this offering, we intend to file a registration statement on Form S-8 to register all shares of Class A common stock that we may issue under our amended and restated 1997 stock incentive plan.

Warrants

      After giving effect to the exercise of warrants to purchase 1,397,907 shares of our Class A common stock upon the consummation of this offering, there were no outstanding warrants to purchase shares of our Class A common stock.

Special Meetings

      Our amended and restated bylaws provide that special meetings of our stockholders may only be called by a majority of our Board of Directors, the chairperson of our Board, our Chief Executive Officer or holders of a majority of our outstanding voting stock. These provisions may make it more difficult for stockholders to take an action that our Board opposes.

Advance Notice Provisions

      Our amended and restated bylaws establish an advance written notice procedure for stockholders seeking:

•	to nominate candidates for election as directors at any annual meeting of stockholders; and

•	to bring business before an annual meeting of our stockholders.

      Our amended and restated bylaws provide that only persons who are nominated by our Board or by a stockholder who has given timely written notice to our secretary before the meeting to elect directors will be eligible for election as our directors. Our amended and restated bylaws also provide that any matter to be presented at any meeting of stockholders must be presented either by our Board or by a stockholder in compliance with the procedures contained in our amended and restated bylaws. A stockholder must give timely written notice to our secretary of its intention to present a matter before an annual meeting of stockholders.

      Under our amended and restated bylaws, to be timely, we must receive any stockholder notice between 90 days and 120 days prior to the earliest of (a) the annual meeting; (b) the first anniversary of the mailing date of the notice of the preceding year’s annual meeting; or (c) the anniversary of the preceding year’s annual meeting. Under our bylaws, a stockholder’s notice must also contain the information specified in the bylaws. These provisions may preclude or deter some stockholders from bringing matters before a stockholders’ meeting or from making nominations for directors at an annual meeting.

Amendment of Charter and Bylaw Provisions

      Our amended and restated articles of incorporation provide that our Board of Directors may adopt, repeal, alter, amend or rescind any provision of our amended and restated bylaws. Our amended and restated bylaws also provide that only the holders of at least 80% of the total number of votes entitled to vote generally in the election of directors may adopt, repeal, alter, amend or rescind bylaw provisions.

      The affirmative vote of holders of at least 80% of the total number of votes entitled to vote generally in the election of directors is also required to amend, modify or repeal the provisions of our amended and restated articles of incorporation relating to:

•	the limitation of liability of our officers and directors;

•	indemnification of officers and directors;

•	the exemption of Maurice B. Tosé from the Maryland “business combination” statute;

•	the exemption of Maurice B. Tosé from the Maryland “control share acquisition” statute; and

•	the provision requiring the affirmative vote of at least 80% of the total number of voters entitled to vote generally in the election of directors with respect to the foregoing matters.

      In all other cases, our amended and restated articles of incorporation may be amended by the affirmative vote of a majority of the number of votes entitled to vote generally in the election of directors.

Anti-Takeover Effects Provisions of Maryland General Corporation Law

      Business Combinations. The Maryland General Corporation Law prohibits specified “business combinations” between a Maryland corporation and an “interested stockholder.” These business combinations include a merger, consolidation, share exchange, an asset transfer or issuance or reclassification of equity securities. Interested stockholders are either:

•	anyone who beneficially owns 10% or more of the voting power of the corporation’s shares; and

•	an affiliate or associate of the corporation who was an interested stockholder or an affiliate or an associate of the interested stockholder at any time within the two-year period prior to the date in question.

These business combinations are prohibited for five years after the most recent date on which the stockholder became an interested stockholder. Thereafter, any of these business combinations must be recommended by the board of directors of the corporation and approved by the vote of:

•	at least 80% of the votes entitled to be cast by all holders of the corporation’s voting shares; and

•	at least 66 2/3% of the votes entitled to be cast by all holders of the corporation’s voting shares other than voting shares held by the interested stockholder or an affiliate or associate of the interested stockholder.

However, these special voting requirements do not apply if the corporation’s stockholders receive a minimum price for their shares (as specified in the statute) and the consideration is received in cash or in the same form previously paid by the interested stockholder for its shares.

      This business combination statute does not apply to business combinations that are approved or exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. A Maryland corporation may adopt an amendment to its charter electing not to be subject to these special voting requirements. Any amendment would have to be approved by at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. We have elected to be generally subject to this statute. However, in our amended and restated articles of incorporation and our amended and restated bylaws, we have elected not to have the statute apply to Mr. Tosé.

      Control Share Acquisitions. The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation’s officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	10% or more but less than 33 1/3%;

•	33 1/3% or more but less than a majority; or

•	a majority of all voting power.

      Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

      A person who has made or proposes to make a “control share acquisition,” under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special stockholders’ meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to voting rights as of the date of the last control share acquisition or of any stockholders’ meeting at which the voting rights of the shares are considered and not approved. If voting rights for “control shares” are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a “control share acquisition.”

      The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or bylaws of the corporation. We have elected to be generally subject to this statute. However, in our amended and restated articles of incorporation and our amended and restated bylaws, we have elected not to have the statute apply to any shares of our common stock owned by Mr. Tosé.

Limitation of Liability and Indemnification

      Our amended and restated articles of incorporation provide that our directors and officers shall be indemnified by us to the fullest extent authorized by Maryland law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our amended and restated articles of incorporation provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

      In addition, we anticipate entering into indemnification agreements with all of our directors and officers indemnifying them to the fullest extent permitted under Maryland law.

      To the extent the provisions of our amended and restated articles of incorporation provide for indemnification of directors for liabilities arising under the Securities Act, those provisions are, in the opinion of the SEC, against public policy as expressed in the Securities Act and are therefore unenforceable.

Registration Rights of Stockholders

      On December 14, 1999, we entered into a Registration Rights Agreement in which we granted certain registration rights to stockholders and warrant holders holding an aggregate of 4,903,386 shares of our Class A common stock, assuming the automatic conversion of all shares of our Series A preferred stock and the automatic exercise of all outstanding warrants upon the consummation of this offering. Pursuant to the agreement, these stockholders and warrant holders have the right, subject to certain restrictions set forth in the agreement and in lock-up agreements that these stockholders and warrant holders have signed relating to this offering, to require that we register, at our expense, on no more than two occasions, any or all of the shares of their Class A common stock that was issued upon the conversion of their Series A preferred stock. In addition to these demand registration rights, and subject to certain restrictions set forth in the agreement, these stockholders and warrant holders may require us to file an unlimited number of registration statements on Form S-3 under the Securities Act once that form is available for our use, which is generally one year after this offering. In each case, the managing underwriter has the right to limit the number of securities registered in such required registration.

      The agreement also provides that, if at any time we propose to register any of our securities under the Securities Act for sale to the public, the stockholders and warrant holders who are parties to the agreement will be entitled to notice of the registration and will have the right to include their shares in the registration provided that the managing underwriter will have the right to limit the number of securities included in the registration. We must pay for all expenses in connection with these registrations, other than underwriters’ discounts and commissions.

      Our stockholders and warrant holders who are parties to the agreement have agreed to waive their registration rights in connection with this offering.

Transfer Agent and Registrar

      The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

National Market Listing

      We have applied to list our shares of Class A common stock on the Nasdaq National Market under the symbol “TSYS.”

SHARES ELIGIBLE FOR FUTURE SALE

General

      Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect the market price of our Class A common stock.

      Upon completion of this offering, assuming no exercise of outstanding options and the conversion into shares of our Class A common stock of the 10,787,671 shares of our Class B common stock that will be outstanding after this offering, we will have outstanding 23,115,424 shares of our Class A common stock. Of these shares, the 4,700,000 shares that we expect to sell in this offering will be freely tradable in the public market without restriction under the Securities Act, unless such shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

      The remaining 18,415,424 shares of our Class A common stock that will be outstanding after this offering will be restricted shares. We issued and sold these restricted shares in private transactions in reliance on exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under the Securities Act.

      As a result of the lock-up agreements described below 18,415,424 shares will be eligible for immediate sale in the public market under Rule 144, subject to certain restrictions, 181 days after the date of this prospectus.

Stock Incentive Plan

      We have reserved 8,904,110 shares of Class A common stock for issuance under our amended and restated 1997 stock incentive plan. As of June 15, 2000, there were a total of 2,926,090 shares of Class A common stock subject to outstanding options under the plan, 749,287 of which were vested. We expect all of these vested options are to be subject to a lock-up agreement. Within 180 days after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Class A common stock issued or reserved for future issuance under the plan. After the effective date of the registration statement on Form S-8, shares purchased upon exercise of options granted pursuant to the plan generally would be available for resale in the public market.

Lock-Up Agreements

      From the effective date of the registration statement until 180 days after such date, we and substantially all of our stockholders and option holders, including our officers and directors, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any currently held shares of Class A common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of Class A common stock, without the prior written consent of Chase Securities Inc.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year would be entitled to sell in any three-month period up to the greater of:

•	1% of the then-outstanding shares of our Class A common stock, or approximately 107,877 shares immediately after this offering; and

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who has not been one of our affiliates during the preceding 90 days and who has beneficially owned the restricted shares for at least two years is entitled to sell them without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      Any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or written agreement before the effective date of this offering is entitled to rely on the resale provisions of Rule 701 under the Securities Act, subject to the lock-up agreements described above. In general, Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the holding period provision of Rule 144.

Registration Rights

      Pursuant to a registration rights agreement, we granted certain registration rights to certain stockholders and warrant holders holding an aggregate of 4,903,386 shares of our Class A common stock, assuming the automatic conversion of all shares of our Series A preferred stock and the automatic exercise of all outstanding warrants upon the consummation of this offering. Pursuant to the agreement, the stockholders and warrant holders who are parties to the agreement have the right, subject to certain restrictions set forth in the agreement and in lock-up agreements, to require that we register, at our expense, on no more than two occasions, any or all of the shares of their Class A common stock that was issued upon the conversion of their Series A preferred stock. In addition to these demand registration rights, and subject to certain restrictions contained in the agreement, the stockholders and warrant holders who are parties to the agreement may require us to file an unlimited number of registration statements on Form S-3 under the Securities Act once that form is available for our use, which is generally one year after this offering. In each case, the managing underwriter has the right to limit the number of securities registered in such required registration.

      The agreement also provides that, if at any time we propose to register any of our securities under the Securities Act for sale to the public, the stockholders and warrant holders who are parties to the agreement will be entitled to notice of the registration and will have the right to include their shares in the registration provided that the managing underwriter will have the right to limit the number of securities included in the registration. We must pay for all expenses in connection with these registrations, other than underwriters’ discounts and commissions.

UNDERWRITING

      Chase Securities Inc., Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. are the representatives of the underwriters. Chase Securities Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers and Salomon Smith Barney Inc. is acting as co-manager. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us the following respective number of shares of our Class A common stock:

Number of
Underwriter	Shares

Chase Securities Inc.

Deutsche Bank Securities Inc.

Salomon Smith Barney Inc.

Total	4,700,000

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all of the shares of Class A common stock offered by us if they purchase any shares of our Class A common stock.

      The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Underwriting Discounts and Commissions

	Without	With
	Over-Allotment	Over-Allotment
	Exercise	Exercise

Per Share	$	$

Total	$	$

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.3 million.

      The underwriters propose to offer the shares of our Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. The underwriters may allow and such dealers may reallow a concession not in excess of $     per share to certain other dealers. After this offering of the shares, the offering price and other selling terms may be changed by the underwriters.

      Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 705,000 additional shares of our Class A common stock on the same terms and conditions as set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments. To the extent such option is exercised, each underwriter will have a commitment, subject to certain conditions, to purchase a number of additional shares of our Class A common stock proportionate to such underwriter’s initial commitment pursuant to the underwriting agreement.

      The offering of shares of our Class A common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares of our Class A common stock in whole or in part.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

      From the effective date of the registration statement until 180 days after such date, we and substantially all of our stockholders and option holders, including our officers and directors, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any currently held shares of Class A common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire shares of Class A common stock, without the prior written consent of Chase Securities Inc.

      We have requested that certain of the underwriters reserve up to 5.0% of the shares of our Class A common stock for sale at the initial public offering price to persons designated by us through a directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. We have agreed to indemnify these certain underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

      Prior to the offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price will be determined by negotiations among us and the underwriter’s representatives. We expect that the factors to be considered in the negotiations will include prevailing market conditions, our results of operations in recent periods, the market capitalizations and stages of development of other companies that we and the underwriter’s representatives believe to be comparable to us and estimates of our business potential.

      The underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Class A common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Class A common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Class A common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing if commenced, may be discontinued at any time.

      In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our Class A common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

      In July 2000, Maurice B. Tosé, our President, Chief Executive Officer and Chairman of the Board, entered into a $2.19 million real estate mortgage and a related $0.76 million line of credit with The Chase Manhattan Bank, an affiliate of Chase Securities Inc. Mr. Tosé pledged 2,380,480 shares of his common stock, approximately 22% of his current holdings, as security for the line of credit.

LEGAL MATTERS

      The validity of the shares of Class A common stock we are offering will be passed upon for us by our counsel, Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland. Some legal matters related to this offering will be passed upon for the underwriters by their counsel, Latham & Watkins, Chicago, Illinois.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission (SEC) under the Securities Act of 1933 covering the shares of our Class A common stock offered by this prospectus. This prospectus does not contain all the information we included in the registration statement and the exhibits and schedules we attached to it. For further information about us and the shares of Class A common stock to be sold in this offering, you should review this registration statement and the exhibits and schedules attached to it. A copy of our registration statement, including the exhibits and schedules, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet site at http://www.sec.gov, from which you can electronically access our registration statement, including the exhibits and schedules attached to it.

      As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill these requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors	F-2

Balance Sheets as of December 31, 1998 and 1999 and March 31, 2000 (unaudited)	F-3

Statements of Operations for each of the three years in the period ended December 31, 1999 and for the three months ended March 31, 1999 and 2000 (unaudited)	F-4

Statements of Stockholders’ Equity (Deficit) for each of the three years in the period ended December 31, 1999 and for the three months ended March 31, 2000 (unaudited)	F-5

Statements of Cash Flows for each of the three years in the period ended December 31, 1999 and for the three months ended March 31, 1999 and 2000 (unaudited)	F-6

Notes to Financial Statements	F-7

Report of Independent Auditors

The Board of Directors and Stockholders

TeleCommunication Systems, Inc.

      We have audited the accompanying balance sheets of TeleCommunication Systems, Inc. as of December 31, 1998 and 1999, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TeleCommunication Systems, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Baltimore, Maryland

February 16, 2000
except for Note 21, as to which the date is
June 19, 2000

TeleCommunication Systems, Inc.

Balance Sheets

(in thousands, except share data)

	December 31,			Pro forma
			March 31,	March 31,
	1998	1999	2000	2000

				(unaudited)

Assets

Current assets:

Cash	$440	$3,257	$984	$1,423

Restricted cash	1,374	1,445	1,445	1,445

Accounts receivable	3,868	10,522	12,275	12,275

Unbilled receivables, less allowance of $72 in 1998 and $100 in 1999 and 2000	3,178	1,344	1,647	1,647

Deferred income taxes	—	241	241	241

Other current assets	68	365	269	269

Total current assets	8,928	17,174	16,861	17,300

Property and equipment, net of accumulated depreciation and amortization of $1,222 in 1998, $2,008 in 1999 and $2,579 in 2000	1,318	2,669	2,623	2,623

Software development costs, net of accumulated amortization of $885 in 1998, $2,286 in 1999 and $2,956 in 2000	4,080	7,374	7,543	7,543

Other assets	323	455	763	763

Total assets	$14,649	$27,672	$27,790	$28,229

Liabilities and stockholders’ equity (deficit)

Current liabilities:

Borrowings under line of credit	$923	$—	$—	$—

Accounts payable and accrued expenses	2,742	4,085	5,493	5,493

Accrued payroll and related liabilities	1,922	2,730	1,629	1,629

Deferred revenue	336	720	2,043	2,043

Notes payable to related parties	1,985	1,426	1,426	1,426

Current portion of long-term debt and capital lease obligations	1,380	3,984	3,807	3,807

Total current liabilities	9,288	12,945	14,398	14,398

Long-term debt, less current portion and net of discount of $559 in 1998, $361 in 1999 and $301 in 2000	6,072	5,948	5,396	5,396

Capital lease obligations, less current portion	549	724	925	925

Commitments and contingent liabilities	—	—	—	—

Deferred income taxes	85	2,734	2,351	2,351

Series A Redeemable Convertible Preferred Stock, $0.001 par value:

Authorized shares — 15,000,000; issued and outstanding shares of 3,412,000 in 1999 and 2000; none pro forma; liquidation preference of $2.93 per share, aggregating $10,200 in 2000	—	9,520	9,744	—

Stockholders’ equity (deficit):

Class A Common Stock; $0.01 par value:

Authorized shares — 54,000,000; issued and outstanding shares of 10,787,671 in 1998, 1999, and 2000; 4,924,339 shares pro forma	108	108	108	49

Class B Common Stock; $0.01 par value:

Authorized shares — 21,000,000; issued and outstanding shares of 20,953 in 2000; 10,787,671 shares pro forma	—	—	—	108

Additional paid-in capital	922	—	—	10,134

Accumulated equity (deficit)	(2,375)	(4,307)	(5,132)	(5,132)

Total stockholders’ equity (deficit)	(1,345)	(4,199)	(5,024)	5,159

Total liabilities and stockholders’ equity (deficit)	$14,649	$27,672	$27,790	$28,229

See accompanying notes.

TeleCommunication Systems, Inc.

Statements of Operations

				Three months
				ended
	Year ended December 31,			March 31,

	1997	1998	1999	1999	2000

	(in thousands, except share data)

				(unaudited)

Revenue:

Network applications:

Software licenses	$1,373	$2,104	$3,975	$379	$1,167

Services	3,815	5,806	7,345	1,851	2,217

Network applications	5,188	7,910	11,320	2,230	3,384

Communications engineering services	22,636	17,078	34,440	6,556	8,675

Total revenue	27,824	24,988	45,760	8,786	12,059

Cost of revenue:

Network applications:

Amortization of software development costs	220	593	1,401	350	670

Cost of network application services	2,918	4,252	4,993	1,043	1,578

Cost of network applications	3,138	4,845	6,394	1,393	2,248

Cost of communications engineering services	17,847	12,358	26,889	5,362	6,400

Total cost of revenue	20,985	17,203	33,283	6,755	8,648

Other operating expenses:

Sales and marketing	1,045	1,455	2,285	457	1,076

Research and development	204	354	1,098	220	466

General and administrative	3,091	4,001	5,329	999	1,915

Depreciation and amortization of property and equipment	294	424	916	167	571

Total other operating expense	4,634	6,234	9,628	1,843	4,028

Income from operations	2,205	1,551	2,849	188	(617)

Interest expense and other financing costs	1,263	1,550	1,741	403	374

Income (loss) before income taxes	942	1	1,108	(215)	(991)

Income tax expense (benefit)	—	—	2,408	—	(383)

Net income (loss)	942	1	(1,300)	(215)	(608)

Dividends accrued on Series A Redeemable Convertible Preferred Stock	—	—	—	—	(200)

Accretion of Series A Redeemable Convertible Preferred Stock	—	—	—	—	(24)

Net income (loss) attributable to common stockholders	$942	$1	$(1,300)	$(215)	$(832)

Earnings (loss) per common share, basic and diluted	$0.09	$—	$(0.12)	$(0.02)	$(0.08)

Pro forma data (unaudited — Note 22):

Historical income before income taxes			$1,108

Pro forma income tax expense			429

Pro forma net income			$679

Pro forma earnings per common share:

Basic			$0.06

Diluted			$0.04

See accompanying notes.

TeleCommunication Systems, Inc.

Statements of Stockholders’ Equity (Deficit)

	Class A	Class B	Additional
	Common	Common	Paid-in	Accumulated
	Stock	Stock	Capital	Deficit	Total

	(in thousands)

Balance at January 1, 1997	$108	$—	$223	$(3,318)	$(2,987)

Issuance of warrants to purchase 1,819,006 shares of Class A Common Stock	—	—	309	—	309

Net income for 1997	—	—	—	942	942

Balance at December 31, 1997	108	—	532	(2,376)	(1,736)

Issuance of warrants to purchase 765,925 shares of Class A Common Stock	—	—	390	—	390

Net income for 1998	—	—	—	1	1

Balance at December 31, 1998	108	—	922	(2,375)	(1,345)

Repurchase of warrants to purchase 1,292,209 shares of Class A Common Stock	—	—	(922)	(632)	(1,554)

Net loss for 1999	—	—	—	(1,300)	(1,300)

Balance at December 31, 1999	108	—	—	(4,307)	(4,199)

Options exercised for purchase of 20,953 shares of Class B Common Stock	—	—	7	—	7

Dividends on Series A Redeemable Convertible Preferred Stock at $0.08 per share	—	—	(7)	(193)	(200)

Accretion of Series A Redeemable Convertible Preferred Stock	—	—	—	(24)	(24)

Net loss for the three months ended March 31, 2000	—	—	—	(608)	(608)

Balance at March 31, 2000 (unaudited)	$108	$—	$—	$(5,132)	$(5,024)

See accompanying notes.

TeleCommunication Systems, Inc.

Statements of Cash Flows

				Three months
	Year ended December 31,			ended March 31,

	1997	1998	1999	1999	2000

	(in thousands)

				(unaudited)

Operating activities

Net income (loss)	$942	$1	$(1,300)	$(215)	$(608)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization of property and equipment	294	424	916	167	571

Amortization of software development costs	220	593	1,401	350	670

Amortization of debt discount	227	288	315	63	60

Deferred income taxes	—	—	2,408	—	(383)

Changes in operating assets and liabilities:

Accounts receivable	1,032	(1,525)	(6,654)	(2,586)	(1,753)

Unbilled receivables	34	(517)	1,834	588	(303)

Other current assets	(44)	15	(297)	(21)	96

Accounts payable and accrued expenses	(1,817)	255	1,343	808	1,408

Accrued payroll and related liabilities	(512)	831	808	(493)	(1,101)

Deferred revenue	167	169	384	338	1,323

Net cash provided by (used in) operating activities	543	534	1,158	(1,001)	(20)

Investing activities

Purchases of property and equipment	(134)	(101)	(324)	(58)	(523)

Capitalized software development costs	(1,626)	(2,636)	(4,696)	(900)	(839)

Change in restricted cash	(577)	53	(71)	1,360	—

Proceeds from sale of property and equipment	207	—	—	—	—

Change in other assets	(45)	(27)	(148)	14	(318)

Net cash provided by (used in) investing activities	(2,175)	(2,711)	(5,239)	416	(1,680)

Financing activities

Proceeds from line of credit	23,143	7,975	16,322	2,470	—

Payments on line of credit	(26,261)	(8,115)	(17,245)	(2,433)	—

Proceeds from notes payable to related parties	1,740	1,635	1,426	—	—

Payments on notes payable to related parties	(850)	(1,390)	(1,985)	(1,360)	—

Proceeds from issuance of employee stock options	—	—	—	—	7

Proceeds from issuance of subordinated debt and detachable stock warrants	3,000	5,000	—	—	—

Repurchase of detachable stock warrants	—	—	(1,554)	—	—

Issuance of Series A Redeemable Convertible Preferred Stock, net of issuance costs of $480	—	—	9,520	—	—

Proceeds from issuance of long-term debt	3,650	1,323	2,460	2,000	—

Payments on long-term debt	(1,540)	(4,419)	(1,322)	(275)	(419)

Payments on capital lease obligations	(16)	(166)	(624)	(7)	(141)

Payment of debt issue costs	(393)	(90)	(100)	(41)	(20)

Net cash provided by (used in) financing activities	2,473	1,753	6,898	354	(573)

Net change in cash	841	(424)	2,817	(231)	(2,273)

Cash at the beginning of the period	23	864	440	440	3,257

Cash at the end of the period	$864	$440	$3,257	$209	$984

See accompanying notes.

TeleCommunication Systems, Inc.

Notes to Financial Statements

December 31, 1999

(in thousands, except share data)
(Information as of March 31, 2000 and for each of the three month periods ended March 31, 1999 and 2000 is unaudited)

1.  Significant Accounting Policies

Description of Business and Basis of Presentation

      TeleCommunications Systems, Inc. (the “Company”) is a developer of network applications that enable the delivery of Internet content, short messages, and enhanced communication services to a wide variety of wireless devices, including phones, two-way pagers and personal digital assistants. The Company also develops custom software applications and provides communications engineering services, including the design and installation of complex information processing and communications systems for corporate and government enterprises.

      The Company was an 8(a) firm for federal government contracting purposes through June 19, 1998. The term “8(a)” refers to section 8(a) of the Small Business Act of 1958 which permits the Small Business Administration to enter into contracts with federal procuring agencies directly and subcontract the performance of the work to 8(a) certified companies.

Unaudited Interim Financial Information

      The unaudited interim financial information as of March 31, 2000 and for the three months ended March 31, 1999 and 2000, has been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of such periods. The operating results for any interim period are not necessarily indicative of results for any future periods.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Property and Equipment

      Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of between three and seven years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the useful life of the asset or the remaining term of the lease. Assets held under capital leases are stated at the lesser of the present value of future minimum lease payments or the fair value of the property at the inception of the lease. The assets recorded under capital leases are amortized over the lesser of the lease

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

1.  Significant Accounting Policies (continued)

term or the estimated useful life of the assets in a manner consistent with the Company’s depreciation policy for owned assets.

Software Development Costs

      Costs of developing software products incurred prior to completion of the detailed program design confirming technological feasibility are accounted for as research and development expense. These costs are incurred to enhance existing packaged software products as well as to create new software products, and primarily include personnel costs and costs associated with using third party laboratory and testing resources. Research and development costs are expensed as incurred.

      Costs incurred for the development of computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. Costs that are capitalized include direct labor, related overhead and other direct costs. These capitalized costs are subject to an ongoing assessment of recoverability based upon anticipated future revenue and changes in hardware and software technologies. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

      Amortization of capitalized software development costs begins when the product is available for general release. Amortization is computed on a product-by-product basis using the straight-line method over the product’s estimated useful life, which is not to exceed four years. Amortization is also computed using the ratio that current revenue for the product bear to the total of current and anticipated future revenue for that product. If this revenue curve method results in amortization greater than the amount computed using the straight-line method, amortization is recorded at that greater amount.

Revenue Recognition

      The Company generates revenue from two sources, the licensing of software products and performance of related services, and from the design, development and deployment of information processing and communication systems. The accompanying statements of operations report this revenue and related costs on an operating segment basis, as discussed more fully in Note 20.

  Network Application Revenue

      The Company licenses packaged network application software principally for use in the wireless telecommunications industry. These licenses typically contain two elements, the product license and maintenance. The Company allocates the total arrangement fee among each element based on vendor-specific objective evidence of the relative fair value of each of the elements. The software licenses are generally perpetual licenses for a specified number of users that allow for the purchase of annual maintenance at a specified rate. The Company determines the fair value of the maintenance element based on separate sales of that element (the renewal rate). The fair value of the software is then determined by using the residual method. Under the residual method, the fair value of the

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

1.  Significant Accounting Policies (continued)

maintenance element is deducted from the value of the total arrangement to determine an implied fair value of the software. After the software license fee is determined using the residual method, these license fees are recognized as revenue when four criteria are met. These four criteria are (i) evidence of an arrangement (ii) delivery of the software has occurred, (iii) the fee is fixed or determinable and (iv) the fee is probable of collection. Software license fees billed and not recognized as revenue are included in deferred revenue.

      Software licenses include a 90-day warranty for defects. The Company has not incurred significant warranty costs on any software product to date, and no costs are currently accrued upon recording the related revenue.

      The Company’s network application services revenue is derived from maintenance fees for packaged software products, and fees from development, implementation and maintenance of custom applications.

      Software maintenance fees include telephone support, bug fixes, and rights to software upgrades on a when-and-if-available basis. These fees are collected in advance and recognized ratably over the annual maintenance period. Unrecognized maintenance fees are included in deferred revenue.

      Fees from the development and implementation of custom applications are generally performed under time and materials and fixed fee contracts. Professional services that are provided under long-term fixed fee contracts to develop and implement customized applications are recognized using the percentage-of-completion method. These contracts generally allow for monthly billing or billing upon achieving certain specified milestones. Progress to completion is generally measured using costs incurred compared to estimated total costs. Any estimated losses under long-term contracts are recognized in their entirety at the date that they become evident.

  Communications Engineering Services Revenue

      The Company generates communications engineering services revenue from the design, development and deployment of complex information processing and communications systems for corporate and government enterprises. These services are provided under time and materials contracts, cost plus fee contracts, or fixed-price contracts. Revenue is recognized under time and materials contracts and cost plus fee contracts as billable costs are incurred. Fixed-price contracts are accounted for using the percentage-of-completion method, measured by total costs incurred as a percentage of total estimated costs at the completion of the contract. These contracts generally allow for monthly billing or billing upon achieving certain specified milestones. Any estimated losses on contracts are recognized in their entirety at the date that they become evident. Federal government contract costs, including allocated indirect expenses, are subject to audit and adjustment by the Defense Contract Audit Agency. Contract revenue under these contracts are recorded at estimated net realizable amounts.

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

1.  Significant Accounting Policies (continued)

Cost of Revenue

      Cost of network application software licenses consists of the amortization of capitalized software development costs. Cost of network application services consists of compensation, benefits and travel expenses incurred while providing these services. Cost of communication engineering services consists of compensation, benefits, travel and the costs of third-party consultants. Cost of revenue for providing services under governmental contracts include an allocation of indirect overhead and general and administrative expenses, at approved rates.

Income Taxes

      From January 1, 1993 through December 14, 1999, the Company’s stockholder elected under Subchapter S of the Internal Revenue Code to include the Company’s income in his personal income tax return for federal and state income tax purposes. Accordingly, the Company was not subject to federal and state income taxes during that period. The Company terminated this election on December 14, 1999, and upon termination determined the differences between the financial reporting and income tax bases of its assets and liabilities. The tax effects of these differences were recorded as deferred tax assets or liabilities, and the net difference as income tax expense.

      Income tax amounts and balances are accounted for using the liability method of accounting for income taxes and deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Advertising Costs

      The Company expenses advertising as incurred. Advertising expense totaled less than $15 in each of the years ended December 31, 1997, 1998 and 1999, respectively.

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

2.  Earnings Per Common Share

				Three months ended
	Year ended December 31,			March 31,

	1997	1998	1999	1999	2000

Numerator:

Net income (loss)	$942	$1	$(1,300)	$(215)	$(608)
Dividends on Series A

Redeemable Convertible Preferred Stock	—	—	—	—	(200)

Accretion of Series A Redeemable Convertible Preferred Stock	—	—	—	—	(24)

	$942	$1	$(1,300)	$(215)	$(832)

Denominator:

Weighted-average number of shares of common stock outstanding during the period	10,787,671	10,787,671	10,787,671	10,787,671	10,805,469

Effect of dilutive securities:

Employee stock options	288,546	2,993,590	—	—	—

Warrants	—	986,948	—	—	—

	11,076,217	14,768,209	10,787,671	10,787,671	10,805,469

Earning (loss) per common share, basic and diluted	$0.09	$—	$(0.12)	$(0.02)	$(0.08)

      Basic loss per common share is based upon the average number of shares of common stock outstanding during the period. Because the Company incurred a net loss in 1999 and for the three months ended March 31, 2000, potentially dilutive securities were excluded from the computation because the result would be anti-dilutive. These potentially dilutive securities consist of stock options, warrants and convertible preferred stock.

  Supplemental Pro Forma Loss Per Common Share (unaudited)

      Pro forma basic and diluted loss per common share attributable to common stockholders is presented to disclose the effect on loss per common share of the assumed conversion or exercise of securities which will convert or become mandatorily exercisable into common stock upon the closing of the proposed initial public offering. For purposes of the pro forma computation, the convertible securities are assumed to have been converted or exercised on January 1, 1999, or the issuance date, if later.

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

2.  Earnings Per Common Share (continued)

      The following table summarizes the computation of supplemental pro forma basic and diluted loss per common share for the year ended December 31, 1999 and for the three month period ended March 31, 2000:

		Three months
	Year ended	ended
	December 31,	March 31,
	1999	2000

Numerator:

Net loss	$(1,300)	$(608)

Denominator:

Shares used in historical calculation	10,787,671	10,805,469

Add:

Pro forma conversion of Series A Redeemable Convertible Preferred Stock	163,683	3,505,479

Pro forma conversion of warrants to purchase Class A Common Stock	1,261,478	1,397,907

	12,212,832	15,708,855

Supplemental pro forma loss per common share, basic and diluted	$(0.11)	$(0.04)

3.  Supplemental Disclosure of Cash Flow Information

      The Company acquired property and equipment under capital leases totaling $187, $626 and $1,943 during the years ended December 31, 1997, 1998 and 1999, respectively, and $56 and $421 for the three months ended March 31, 1999 and 2000, respectively.

      Interest paid totaled $654, $1,087 and $1,447 during the years ended December 31, 1997, 1998, and 1999, respectively, and $428 and $351 for the three months ended March 31, 1999 and 2000, respectively.

4.  Restricted Cash

      Restricted cash consisted of the following at December 31:

	1998	1999

Amounts invested in certificates of deposit which are pledged as collateral for a promissory note issued by the Company to its principal stockholder (see Note 8)	$1,360	$1,426

Amounts on deposit with a surety insurance company which have been pledged as collateral under bonding requirements contained in certain performance contracts	14	19

	$1,374	$1,445

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

5.  Unbilled Receivables

      Unbilled receivables consisted of the following at December 31:

	1998	1999

Amounts billable at specified milestones	$2,788	$630

Contract retentions	159	160

Rate variances and costs and estimated earnings in advance of billings	231	554

	$3,178	$1,344

      Substantially all unbilled receivables are expected to be collected within twelve months.

6.  Property and Equipment

      Property and equipment consisted of the following at December 31:

	1998	1999

Furniture and fixtures	$258	$368

Computer equipment	1,819	3,727

Computer software	278	390

Leasehold improvements	95	102

Vehicles	90	90

	2,540	4,677

Less: accumulated depreciation and amortization	(1,222)	(2,008)

	$1,318	$2,669

7.  Line of Credit

      On March 17, 1997, the Company entered into a revolving line of credit agreement with a lender which allows for aggregate borrowings of up to $8,000. The revolving line of credit agreement is cancelable upon 60 days’ written notice.

      The line of credit allows the Company to borrow 92% of assigned accounts receivable balances less than 90 days old. For any assigned accounts receivable balances that become greater than 90 days old, the Company must either replace the collateral with an eligible receivable balance or repay the related portion of the borrowings. Borrowings under the line, which are secured by the assigned accounts receivable, bear interest at the prime rate plus 1.5% (10% at December 31, 1999), payable monthly. In addition, the Company is charged fees for uncollected assigned accounts receivable balances more than 44 days outstanding. At March 31, 2000, no borrowings were outstanding under the line of credit and approximately $2,000 was available for borrowing under the line of credit.

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

8.  Notes Payable to Related Parties

      Notes payable to related parties consisted of the following at December 31:

	1998	1999

Unsecured note payable to the controlling stockholder bearing interest at 6.41% in 1998 and 7.32% in 1999, due on demand	$1,360	$1,426

Unsecured notes payable to relatives of employees bearing interest at 20% per annum. The notes required monthly payments of interest only through maturity	625	—

	$1,985	$1,426

      Interest expense on notes payable to related parties totaled approximately $80, $140 and $152 for the years ended December 31, 1997, 1998 and 1999, respectively.

9.  Long-Term Debt

      Long-term debt consisted of the following at December 31:

	1998	1999

Note payable dated February 26, 1999, due October 26, 2001, and bearing interest at 14.5% per annum. The note requires monthly installments of principal and interest ranging from $50 to $94 through October 26, 2001. The note is secured by the assignment of the Company’s rights and interest in revenue earned under certain specified assigned contracts.	$—	$1,727

Note payable, net of discount of $84, dated August 21, 1997, due August 21, 2002, and bearing interest at 14% per annum. The note requires monthly installments of interest only through August 21, 2002. The note is secured by a second lien on all tangible assets of the Company and a first lien on all intellectual property.	2,808	2,916

Note payable, net of discount of $277, dated August 28, 1998, due September 30, 2002, and bearing interest at 14% per annum. The note requires monthly installments of principal and interest of $137 through September 30, 2002.	4,314	3,355

Total	7,122	7,998

Less: current portion	(1,050)	(2,050)

	$6,072	$5,948

      During 1998, the State of Maryland approved a $400 loan-to-grant arrangement with the Company pursuant to Maryland’s Sunny Day economic development program. When drawn by the Company, the loan will accrue interest at 5% per annum, payable at maturity on December 31, 2002, and must be secured by a letter of credit in favor of the State of Maryland. The loan becomes a grant in $100 increments based on employment levels at annual milestones.

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

9.  Long-Term Debt (continued)

      Aggregate maturities of long-term debt at December 31, 1999, were as follows:

2000	$2,050

2001	2,271

2002	4,038

Less: discount	(361)

$7,998

      The fair value of the Company’s long-term fixed rate debt is estimated using a discounted cash flow calculation, based on current rates for similar debt. The fair value of long-term fixed rate debt at December 31, 1998 and 1999 is $7,374 and $8,173, respectively.

10.  Capital Leases

      The Company leases certain furniture and equipment under capital leases. Property and equipment included the following amounts for capital leases at December 31, 1999:

Furniture and fixtures	$178

Computer equipment	2,604

Computer software	176

Vehicles	90

3,048

Less: accumulated amortization	(467)

$2,581

      Amortization of leased assets is included in depreciation and amortization expense.

      Future minimum payments under capital lease obligations consisted of the following at December 31, 1999:

2000	$2,169

2001	521

2002	205

2003	5

Total minimum lease payments	2,900

Less: amounts representing interest	(242)

Present value of net minimum lease payments (including current portion of $1,934)	$2,658

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

11.  Income Taxes

      Income tax expense for the year ended December 31, 1999 consisted of the following:

Current:

State and local	$—

Federal	—

—

Deferred:

State and local	385

Federal	2,023

2,408

Total	$2,408

      Significant components of the Company’s deferred tax assets and liabilities at December 31 consisted of:

	1998	1999

Deferred tax assets:

Reserves and accrued expenses	$—	$241

Net operating loss carryforward	—	83

Total deferred tax assets	—	324

Deferred tax liabilities:

Built-in gain	(85)	—

Depreciation	—	(15)

Capitalized software development costs	—	(2,802)

Total deferred tax liabilities	(85)	(2,817)

Net deferred tax liability	$(85)	$(2,493)

      At December 31, 1999, the Company had a net operating loss carryforward for income tax purposes of approximately $216 which will expire in 2019.

      The reconciliation of the reported income tax expense in 1999 to the amount that would result by applying the U.S. federal statutory rate to net income for the year ended December 31, 1999 is as follows:

Income tax at statutory rate	$377

Less: effect of income taxed at shareholder level during 1999	(459)

Add: tax expense recorded upon termination of S Corporation status	2,490

Total	$2,408

      During the three months ended March 31, 2000, the Company reduced its deferred tax liability by $383 for the tax effect of its net operating loss for that period.

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

12.  Preferred Stock

      In December 1999, the Company issued 3,412,000 shares of Series A Redeemable Convertible Preferred Stock (Series A) for a total aggregate purchase price of $10,000. The Series A was issued with the following terms:

  Redemption Rights

      The Series A is redeemable in whole or part on or after December 14, 2004, upon the vote of at least 60% of the holders of the Series A. The redemption amount is $2.93 per share plus all accrued and unpaid dividends.

  Conversion Rights

      The Series A is convertible into Class A Common Stock at the option of the holder at any time. In addition, the Series A will convert automatically into shares of Class A Common Stock upon the closing of an underwritten public offering of at least $30,000 of gross proceeds to the Company with a price to the public of not less than $5.70 per share. Each share of Series A is initially convertible into 1.027397 shares of Class A Common Stock subject to adjustment for anti-dilution rights. The conversion rate has been adjusted for the stock split and reverse stock split described in Note 21. Additionally, prior to conversion, if the Company fails to achieve certain financial targets by December 31, 2000, the conversion ratio will be adjusted based upon a predetermined formula.

  Dividends

      The holders of the Series A are entitled to receive quarterly cumulative dividends at an initial rate of 8% per annum subject to annual increases of 2% per annum on each of the fifth, sixth and seventh anniversaries of the Series A issue date. Accrued dividends may be payable in cash or shares of Series A, at the option of the Company.

  Liquidation

      Each share of Series A has a preference on liquidation equal to $2.93 per share plus all accrued and unpaid dividends.

  Voting Rights

      Each share of Series A has substantially the same voting rights as the number of shares of Class A Common Stock into which it can be converted. In addition, certain corporate actions require the consent of at least a majority of the issued and outstanding shares of Series A acting as a separate class.

13.  Common Stock

  Class A Common Stock

      The Company has authorized the issuance of 54,000,000 shares of Class A Common Stock, $0.01 par value per share. Each holder of the Class A Common Stock is entitled to

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

13.  Common Stock (continued)

one vote for each share of stock held for the election of directors and all matters submitted to a vote of stockholders of the Company.

  Class B Common Stock

      The Company has authorized the issuance of 21,000,000 shares of Class B Common Stock, $0.01 par value per share. The holders of the Class B Common Stock have rights identical to the holders of Class A Common Stock, except that they are not entitled to vote on any matters submitted to a vote of stockholders of the Company.

14.  Stock Warrants

Warrants to Purchase Class A Common Stock

      In connection with the 1997 and 1998 issuance of debt in an aggregate amount of $8.0 million with a stated interest rate of 14%, the Company issued warrants to purchase a total of 2,584,931 shares of Class A Common Stock. The warrants had exercise prices of either $0.03 per share or $0.29 per share. Upon issuance, the aggregate proceeds received for the issuance of the debt and the warrants was allocated to these securities based on an estimate of the fair value of the debt assuming that no warrants were attached. In calculating the estimated fair value of the debt, the Company discounted the cash flows associated with the debt using its estimated incremental borrowing rate of 18.5%. The derived value of the warrants after estimating the value of the debt was $699. This amount was recorded as additional paid-in capital, and a corresponding debt discount was recorded that is being recognized as additional interest expense over the term of the related debt. For the years ended December 31, 1998 and 1999, the Company recognized interest expense related to the amortization of this discount of $113 and $198, respectively. In December 1999, the Company negotiated the repurchase of warrants to purchase 1,292,209 shares of Class A Common Stock for aggregate consideration of $1,600.

Warrants to Purchase Class B Common Stock

      In December 1999, the Company issued warrants to purchase 105,185 shares of Class B Common Stock at an exercise price of $2.86 as a finders fee to a third-party in connection with its issuance of Series A. The Company estimated the value of these warrants using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.7%; dividend yield of 0%; volatility factor of the expected market price of the Class A Common Stock of 60%; an expected life of the warrant of three years; and the fair value of Class B Common Stock of $1.28 per share as determined by an appraisal of the Class B Common Stock. The resulting aggregate warrant valuation was insignificant.

	Exercise
Number of	Price	Expiration
Shares	Per Share	Date

909,503 Class A	$0.03	June 30, 2005
383,219 Class A	$0.29	June 30, 2005
105,185 Class B	$2.86	June 30, 2005

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

14.  Stock Warrants (continued)

      All outstanding warrants will become mandatorily exercisable upon the closing of an underwritten initial public offering.

15.  Stock Options

      The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25). Under APB No. 25, if the exercise price of the Company’s employee stock options equals the estimated fair value of the underlying stock on the date of grant, no compensation expense is generally recognized.

      Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (Statement No. 123) encourages companies to recognize expense for stock-based awards based on their estimated value on the date of grant. Statement No. 123 requires the disclosure of pro forma net income in the notes to the financial statements if the fair value method is not elected. The Company has determined that the use of the minimum value method to record compensation expense at fair value would have an immaterial effect on reported net income (loss) and earnings (loss) per share in 1997, 1998 and 1999.

      Effective August 20, 1997, the Company adopted the TeleCommunication Systems, Inc. 1997 Stock Option Plan (Plan) which is administered by the Compensation Committee of the Board of Directors. The Plan provides for the granting of either qualified or non-qualified options to purchase an aggregate of up to 6,466,803 shares of Class B Common Stock to employees, officers, and directors of the Company, as well as others who provide services to the Company. Options granted under the plan vest over periods ranging from one to five years. The fair value of these options was estimated at the date of grant using the minimum value method with the following assumptions for 1997, 1998 and 1999: risk-free interest rate of 5.5%; dividend yield rate of 0%; and an expected life of the options of five years.

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

15.  Stock Options (continued)

      A summary of the Company’s stock option activity, and related information consists of the following at December 31 (all share amounts in thousands):

	1997		1998		1999

		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year	—	$—	3,761	$0.03	4,846	$0.09

Granted	3,761	0.03	1,264	0.26	1,201	1.26

Exercised	—	—	—	—	—	—

Forfeited	—	—	(179)	0.03	(435)	0.44

Outstanding, end of year	3,761	$0.03	4,846	$0.09	5,612	$0.32

Exercisable at end of year	—	$—	2,096	$0.03	3,355	$0.09

Estimated weighted-average grant-date fair value of options granted during the year (minimum value method)	$0.00		$0.06		$0.29

Weighted-average remaining contractual life of options outstanding at end of year	9.8 years		9.0 years		8.2 years

      Exercise prices for options outstanding at December 31, 1999 ranged from $0.03 to $1.26 as follows (all share amounts in thousands):

			Weighted Average
			Remaining		Weighted Average
		Weighted Average	Contractual Life of		Exercise Prices of
Exercise	Options	Exercise Prices of	Options	Options	Options
Prices	Outstanding	Options Outstanding	Outstanding (years)	Exercisable	Exercisable

$0.03	3,462	$0.03	7.7	2,907	$0.03

0.26	1,066	0.26	8.5	364	0.26

1.26	1,084	1.26	9.4	84	1.26

	5,612			3,355

16.  Shares Reserved for Future Issuance

      The Company at December 31, 1999 has reserved 6,466,803 shares of Class B Common Stock for future issuance upon the exercise of stock options eligible for granting or previously granted under the Plan (see Note 15), 3,505,479 shares of Class A Common Stock issuable upon the conversion of the Series A and 1,292,722 shares of Class A Common Stock and 105,185 shares of Class B Common Stock attributable to outstanding warrants (see Notes 12 and 14).

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

17.  Operating Leases

      The Company leases certain office space and equipment under noncancellable operating leases that expire on various dates through the year 2002. Future minimum payments under noncancellable operating leases with initial terms of one year or more consisted of the following at December 31, 1999:

2000	$913

2001	773

2002	678

$2,364

      Rent expense aggregated $706, $809, and $935 for the years ended December 31, 1997, 1998 and 1999, respectively.

18.  Retirement Plans

      The Company maintains a defined contribution benefit plan that covers substantially all employees who have attained age twenty-one. Participants may contribute from 1% to 15% of their annual compensation to the plan. The Company, on a discretionary basis, may match contributions made by participants. All employer contributions vest over a six-year period. During 1998 and 1999, the Company made contributions of $212 and $446, respectively. The Company made no contributions during 1997

19.  Concentrations of Credit Risk and Major Customers

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable and unbilled receivables. To date, these financial instruments have been derived primarily from contracts with agencies of the federal government. Accounts receivable are generally due within thirty days and no collateral is required. The Company maintains reserves for potential credit losses and historically such losses have been insignificant and within management’s expectations.

      At December 31, 1997, 1998 and 1999, accounts receivable from agencies of the federal government represented 44%, 49% and 46% of accounts receivable, respectively, and represented substantially all of the unbilled receivables. Revenue earned in 1997, 1998 and 1999 from federal agencies represented 70%, 67% and 64% of total revenue, respectively. The Company’s network applications business is highly concentrated with one customer. This customer contributed approximately 5%, 15%, and 11% to total revenue for the years ended December 31, 1997, 1998 and 1999, respectively.

20.  Business and Geographic Segment Information

      The Company develops network applications software and provides communications engineering services for corporate and government enterprises through two operating segments:

Network Applications — The Company develops packaged and custom network application software including intelligent network products (Wireless Internet Gateway, Short Message Service Center and Prepaid Wireless) that enable the

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

20. Business and Geographic Segment Information (continued)

delivery of Internet content, short messages, and enhanced communication services to a wide variety of wireless devices, including phones, two-way pagers and personal digital assistants.

Communications Engineering Services — The Company provides communication engineering services, which include the design, development and deployment of complex information processing and communication systems.

      Customers include commercial telecommunications carriers, other commercial customers, and federal, state and local government agencies.

      The Company evaluates performance and allocates resources based on operating income before interest expense and other financing costs and income taxes. Substantially all revenue are generated from external customers within the United States.

      The Company does not prepare information regarding segment assets. Accordingly, asset information by reportable segment is not presented. The accounting policies used by the reportable segments are the same as those used by the Company as described in Note 1 to the financial statements.

      The following table sets forth information on the Company’s reportable segments.

				Three months
	Year ended			ended
	December 31,			March 31,

	1997	1998	1999	1999	2000

				(unaudited)

Revenue:

Network applications	$5,188	$7,910	$11,320	$2,230	$3,384

Communications engineering	22,636	17,078	34,440	6,556	8,675

Total revenue	$27,824	$24,988	$45,760	$8,786	$12,059

Segment profit (loss):

Network applications	$1,241	$1,576	$1,016	$124	$(1,057)

Communications engineering	964	(25)	1,833	64	440

Total segment profit (loss)	$2,205	$1,551	$2,849	$188	$(617)

Depreciation and amortization of property and equipment:

Network applications	$172	$322	$435	$127	$297

Communications engineering	122	102	481	40	274

Total depreciation and amortization of property and equipment	$294	$424	$916	$167	$571

21.  Subsequent Events

      In April 2000, the Company declared a three-for-one stock split of its common stock for stockholders of record on April 5, 2000. In June 2000, the Company declared a one-for-2.92 reverse stock split of its common stock for stockholders of record on June 15, 2000 and increased the number of authorized shares of common stock to 300,000,000. All share and per share data including stock option, warrant and earnings (loss) per common share

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

21.  Subsequent Events (continued)

information has been restated in the financial statements to retroactively reflect the stock split and reverse stock split.

      In addition, in April 2000, the Company increased the number of shares of Class B Common Stock reserved for future issuance of stock options eligible for granting under the Amended and Restated 1997 Stock Incentive Plan from 6,466,803 shares to 8,904,110 shares. During April 2000, the Company granted options to purchase 172,757 shares of common stock to employees at an exercise price of $2.86 per share. The Company will record compensation expense of approximately $2.1 million over the five-year vesting period of the options.

22.  Pro Forma Financial Data (unaudited)

Balance Sheet

      In April 2000, the Company’s Board of Directors approved the filing of a registration statement for the initial public offering of its Class A Common Stock with the Securities and Exchange Commission that, upon closing of the offering, would meet the criteria for the automatic conversion of the outstanding Series A and mandatory exercise of all outstanding warrants into common stock. The Board also resolved that concurrently with the closing of the proposed offering a recapitalization will occur in which (i) all outstanding shares of the Company’s current non-voting Class B Common Stock are converted into an equal number of shares of the Company’s Class A Common Stock having one vote per share; (ii) all outstanding options and warrants to purchase shares of the Company’s current non-voting Class B Common Stock are converted to be exercisable for an equal number of shares of the Company’s Class A Common Stock having one vote per share; and (iii) the outstanding shares of the Company’s Class A Common Stock owned by Maurice B. Tosé, the Company’s President, Chief Executive Officer and Chairman of the Board, are converted into an equal number of shares of the Company’s Class B Common Stock, which will have three votes per share.

      The accompanying pro forma balance sheet gives effect to (i) the conversion of 3,412,000 shares of outstanding Series A into 3,505,479 shares of Class A Common Stock; (ii) exercise of all outstanding warrants into 1,397,907 shares of Class A Common Stock for proceeds of $439; (iii) conversion of 10,787,671 shares of outstanding Class A Common Stock into an equal number of shares of Class B Common Stock; and (iv) conversion of all outstanding shares of Class B Common Stock into 20,953 shares of Class A Common Stock.

Statement of Operations

  Pro Forma Income Taxes

      Upon the closing of the sale of the Series A in December 1999, the Company terminated its status as an S Corporation and is subject to federal and state income taxes thereafter. Accordingly, for informational purposes, the accompanying statement of operations for the year ended December 31, 1999 includes an unaudited pro forma

TeleCommunication Systems, Inc.
Notes to Financial Statements (continued)

22.  Pro Forma Financial Data (unaudited) (continued)

Statement of Operations (continued)

adjustment for income taxes which would have been recorded if the Company had been a C Corporation, for the entire period.

      Pro forma income tax expense (benefit) consists of the following for the year ended December 31, 1999:

Current:

Federal	$(575)

State	(78)

(653)

Deferred:

Federal	954

State	128

1,082

Pro forma income tax expense	$429

      The Company’s pro forma income tax expense for the year ended December 31, 1999 would result in an effective tax rate that varies from the statutory federal income tax rate, as follows:

Federal income taxes at the statutory rate	$377

State income taxes, net of federal benefit	52

$429

  Pro Forma Earnings Per Common Share — Adjusted For Pro Forma Income Tax Expense

      The following table summarizes the computations of share amounts used in the computation of pro forma basic and diluted earnings per common share presented in the accompanying statement of operations for the year ended December 31, 1999:

Numerator: Pro forma net income	$679

Denominator:

Weighted-average number of shares of common stock outstanding during the period	10,787,671

Effect of dilutive securities:

Employee stock options	3,837,252

Warrants	1,421,787

16,046,710

Pro forma earnings per common share

Basic	$0.06

Diluted	$0.04

4,700,000 Shares

[TELECOMMUNICATIONS LOGO]

Class A Common Stock

PROSPECTUS

CHASE H& Q             DEUTSCHE BANC ALEX. BROWN

SALOMON SMITH BARNEY

, 2000

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

Through and including , 2000 (25 days after the date of this prospectus), all dealers that effect transactions of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

13.  Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses payable by us in connection with the registration of the securities offered hereby. All of the amounts shown are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee	$30,360

NASD filing fee	12,000

Nasdaq National Market listing fee	5,000

Transfer agent’s and registrar’s fees	6,000

Printing expenses	400,000

Legal fees and expenses	600,000

Accounting fees and expenses	225,000

Miscellaneous expenses	21,640

Total	$1,300,000

14.  Indemnification of Officers and Directors

      Section 2-418 of the Maryland General Corporation Law permits indemnification of directors, officers, employees and agents of a corporation under certain conditions and subject to limitations. Our bylaws include provisions to require us to indemnify our directors and officers to the fullest extent permitted by Section 2-418, including circumstances in which indemnification is otherwise discretionary. Section 2-418 also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

      At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

      The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the Underwriters, for certain liabilities arising under the Securities Act.

      We have entered into an Indemnification Agreement with each of our directors and officers, a form of which is filed as Exhibit 10.7 to this Registration Statement. Pursuant to such agreements, we will be obligated, to the extent permitted by applicable law, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred.

15.  Recent Sales of Unregistered Securities

      The following information relates to unregistered securities we issued or sold within the last three years. Securities issued in such transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act, relating to sales by an issuer not involving any public offering, or under Rule 701 under the Securities

Act. The sales of securities were made without the use of an underwriter and the certificates evidencing the shares bear a restrictive legend permitting the transfer thereof only upon registration of the shares or an exemption under the Act.

1.	In August 1997, we issued warrants exercisable for 1,062,838 shares of our Class A common stock to a commercial lender in connection with debt financing. Subsequently, we adjusted the number of shares issuable upon exercise to 1,819,007 as a result of anti-dilution adjustments.

2.	In August 1998, we issued warrants exercisable for 765,925 shares of our Class A common stock to a commercial lender in connection with debt financing.

3.	In December 1999, we issued warrants exercisable for 105,185 shares of our Class B common stock to an investor as a finders fee.

4.	In December 1999, we issued and sold 1,706,000 shares of Series A preferred stock to each of two investors in a private placement.

5.	We have from time to time granted stock option to employees. The following table shows information regarding these grants (number of shares in thousands):

		Weighted
		Average
	Number	Exercise Price
Time Period	Shares	Per Share

January 1, 1997–December 31, 1997	3,761	$0.03

January 1, 1998–December 31, 1998	1,264	$0.26

January 1, 1999–December 31, 1999	1,201	$1.26

16.  Exhibits and Financial Statement Schedules

      (a)  Exhibits

1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Articles of Incorporation of the Company*
3.2	Amended and Restated Bylaws of the Company*
4.1	Specimen stock certificate for shares of Class A common stock of the Company*
5.1	Opinion of Piper Marbury Rudnick & Wolfe LLP*
10.1	A-I-Net SCN Application Development Agreement dated April 4, 1996 by and between the Company and Lucent Technologies, Inc., as amended by Modification 01 dated September 11, 1997, Modification 02 dated June 28, 1999, Modification 03 dated April 11, 2000 and Modification 04 dated April 21, 2000 and the Application Development Plan for TDMA Interim and Standard OTAF dated April 11, 2000†*
10.2	Alliance Agreement dated November 5, 1998 by and between the Company and Lucent Technologies, Inc.†*
10.3	West Garrett Office Building Full Service Lease Agreement dated October 1, 1997 by and between the Company and West Garrett Joint Venture*
10.4	West Street Center Office Lease Agreement dated March 8, 2000 by and between the Company and Dee Corporation*
10.5	Lease Agreement, as amended, dated September 14, 1994 by and between Bayshore Property Corporation and the Company*
10.6	Registration Rights Agreement dated December 14, 1999 by and among the Company and Signal Equity Partners, L.P., GE Capital Equity Investments, Inc., Finova Mezzanine Capital, Inc., Tatonka Capital Corporation, Commerce Funding Corporation and George M. Shea*

10.7	Form of Indemnification Agreement*
10.8	Assignment and Transfer of Receivables Agreement dated March 17, 1997 by and between the Company and Commerce Funding Corporation*
10.9	General Services Administration Contract No. GS03K-96-DSD1003, as amended, dated December 21, 1995 by and among the General Services Administration and the U.S. Small Business Administration (Prime Contractor) and the Company (Subcontractor)*
10.9(a) Naval Surface Warfare Center Task Orders 02, 03 and 05, as amended*
10.9(b) U.S. Defense Telecommunications Service Task Order 04, as amended*
10.9(c) U.S. Special Operations Command Task Order 2601, as amended*
10.10	General Services Administration Contract No. GS-35F-4665H, as amended, dated January 20, 1998 by and between the General Services Administration and the Company*
10.10(a) Joint Communication Services Delivery Orders 01 through 28, as amended*
10.10(b) Space and Naval Warfare Center Task Orders 2600 and 2602 through 2608, as amended*
10.11	Amended and Restated 1997 Stock Incentive Plan*
10.12	Employee Stock Purchase Plan*
10.13	Optionee Agreement dated October 1, 1997 by and between the Company and Richard A. Young*
10.14	Optionee Agreement dated July 29, 1998 by and between the Company and Richard A. Young*
10.15	Optionee Agreement dated October 1, 1997 by and between the Company and Drew A. Morin*
10.16	Optionee Agreement dated October 1, 1997 by and between the Company and Timothy J. Lorello*
10.17	Optionee Agreement dated July 29, 1998 by and between the Company and Timothy J. Lorello*
10.18	Optionee Agreement dated October 1, 1997 by and between the Company and Thomas M. Brandt, Jr.*
10.19	Optionee Agreement dated July 29, 1998 by and between the Company and Thomas M. Brandt, Jr.*
10.20	Optionee Agreement dated April 1,1999 by and between the Company and Thomas M. Brandt, Jr.*
10.21	401(k) and Profit Sharing Plan of the Company dated January 1, 1999*
10.22	Shareholder to Company Loan Note dated December 10, 1999 by and between the Company and Maurice B. Tosé*
10.23	Promissory Note dated August 27, 1999 by and between the Company and Timothy J. Lorello*
10.24	Stock Options Cancellation Agreement dated August 27, 1999 by and between the Company and Timothy J. Lorello*
10.25	Consulting Agreement dated May 30, 2000 by and between the Company and The Barrett Group, Inc.*
10.26	Letter Agreement by and between the Company and Commerce Funding Corporation dated March 31, 1997*
10.27	Compaq/TCS Master Agreement dated June 5, 2000 by and between the Company and Compaq Computer Corporation*
10.28	Letter Agreement dated June 16, 2000 by and between the Company and Annapolis Partners, LLC*
21.1	List of subsidiaries of Registrant*
23.1	Consent of Ernst & Young LLP
23.2	Consent of Piper Marbury Rudnick & Wolfe LLP (included as part of Exhibit 5.1 hereto)*
24.1	Power of Attorney (included in signature pages)*

27.1	Financial Data Schedule for the three months ended March 31, 2000*
27.2	Financial Data Schedule for the three months ended March 31, 1999*
27.3	Financial Data Schedule for the year ended December 31, 1999*
27.4	Financial Data Schedule for the year ended December 31, 1998*
27.5	Financial Data Schedule for the year ended December 31, 1997*

*	Previously filed.

†	Portions of these exhibits have been omitted based upon a request for confidential treatment filed with the SEC.

(b)	Financial Statement Schedules:

Schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or in the notes thereto.

17.  Undertakings

      The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Charter or Bylaws or the Maryland General Corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, employee or agent of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee, agent or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on July 11, 2000.

By:	/s/ MAURICE B. TOSÉ _______________________________________ Maurice B. Tosé President, Chief Executive Officer and Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ MAURICE B. TOSÉ Maurice B. Tosé	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	July 11, 2000
/s/ THOMAS M. BRANDT, JR. Thomas M. Brandt, Jr.	Chief Financial Officer and Senior Vice President (Principal Financial Officer)	July 11, 2000
* Clyde Heintzelman	Director	July 11, 2000
* Andrew C. Barrett	Director	July 11, 2000
* Richard Kozak	Director	July 11, 2000
* Weldon Latham	Director	July 11, 2000
* Byron Marchant	Director	July 11, 2000
* Timothy P. Bradley	Director	July 11, 2000
* Daniel Tseung	Director	July 11, 2000

*By: /s/ THOMAS M. BRANDT, JR. Thomas M. Brandt, Jr. Attorney-in-fact

Exhibit Index

Exhibit No.	Description

1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Articles of Incorporation of the Company*
3.2	Amended and Restated Bylaws of the Company*
4.1	Specimen stock certificate for shares of Class A common stock of the Company*
5.1	Opinion of Piper Marbury Rudnick & Wolfe LLP*
10.1	A-I-Net SCN Application Development Agreement dated April 4, 1996 by and between the Company and Lucent Technologies, Inc., as amended by Modification 01 dated September 11, 1997, Modification 02 dated June 28, 1999, Modification 03 dated April 11, 2000 and Modification 04 dated April 21, 2000 and the Application Development Plan for TDMA Interim and Standard OTAF dated April 11, 2000†*
10.2	Alliance Agreement dated November 5, 1998 by and between the Company and Lucent Technologies, Inc.†*
10.3	West Garrett Office Building Full Service Lease Agreement dated October 1, 1997 by and between the Company and West Garrett Joint Venture*
10.4	West Street Center Office Lease Agreement dated March 8, 2000 by and between the Company and Dee Corporation*
10.5	Lease Agreement, as amended, dated September 14, 1994 by and between Bayshore Property Corporation and the Company*
10.6	Registration Rights Agreement dated December 14, 1999 by and among the Company and Signal Equity Partners, L.P., GE Capital Equity Investments, Inc., Finova Mezzanine Capital, Inc., Tatonka Capital Corporation, Commerce Funding Corporation and George M. Shea*
10.7	Form of Indemnification Agreement*
10.8	Assignment and Transfer of Receivables Agreement dated March 17, 1997 by and between the Company and Commerce Funding Corporation*
10.9	General Services Administration Contract No. GS03K-96-DSD1003, as amended, dated December 21, 1995 by and among the General Services Administration and the U.S. Small Business Administration (Prime Contractor) and the Company (Subcontractor)*
10.9(a) Naval Surface Warfare Center Task Orders 02, 03 and 05, as amended*
10.9(b) U.S. Defense Telecommunications Service Task Order 04, as amended*
10.9(c) U.S. Special Operations Command Task Order 2601, as amended*
10.10	General Services Administration Contract No. GS-35F-4665H, as amended, dated January 20, 1998 by and between the General Services Administration and the Company*
10.10(a) Joint Communication Services Delivery Orders 01 through 28, as amended*
10.10(b) Space and Naval Warfare Center Task Orders 2600 and 2602 through 2608, as amended*
10.11	Amended and Restated 1997 Stock Incentive Plan*
10.12	Employee Stock Purchase Plan*
10.13	Optionee Agreement dated October 1, 1997 by and between the Company and Richard A. Young*
10.14	Optionee Agreement dated July 29, 1998 by and between the Company and Richard A. Young*
10.15	Optionee Agreement dated October 1, 1997 by and between the Company and Drew A. Morin*
10.16	Optionee Agreement dated October 1, 1997 by and between the Company and Timothy J. Lorello*

Exhibit No.	Description

10.17	Optionee Agreement dated July 29, 1998 by and between the Company and Timothy J. Lorello*
10.18	Optionee Agreement dated October 1, 1997 by and between the Company and Thomas M. Brandt, Jr.*
10.19	Optionee Agreement dated July 29, 1998 by and between the Company and Thomas M. Brandt, Jr.*
10.20	Optionee Agreement dated April 1,1999 by and between the Company and Thomas M. Brandt, Jr.*
10.21	401(k) and Profit Sharing Plan of the Company dated January 1, 1999*
10.22	Shareholder to Company Loan Note dated December 10, 1999 by and between the Company and Maurice B. Tosé*
10.23	Promissory Note dated August 27, 1999 by and between the Company and Timothy J. Lorello*
10.24	Stock Options Cancellation Agreement dated August 27, 1999 by and between the Company and Timothy J. Lorello*
10.25	Consulting Agreement dated May 30, 2000 by and between the Company and the Barrett Group*
10.26	Letter Agreement by and between the Company and Commerce Funding Corporation dated March 31, 1997*
10.27	Compaq/TCS Master Agreement dated June 5, 2000 by and between the Company and Compaq Computer Corporation*
10.28	Letter Agreement dated June 16, 2000 by and between the Company and Annapolis Partners, LLC*
21.1	List of subsidiaries of Registrant*
23.1	Consent of Ernst & Young LLP
23.2	Consent of Piper Marbury Rudnick & Wolfe LLP (included as part of Exhibit 5.1 hereto)*
24.1	Power of Attorney (included in signature pages)*
27.1	Financial Data Schedule for the three months ended March 31, 2000*
27.2	Financial Data Schedule for the three months ended March 31, 1999*
27.3	Financial Data Schedule for the year ended December 31, 1999*
27.4	Financial Data Schedule for the year ended December 31, 1998*
27.5	Financial Data Schedule for the year ended December 31, 1997*

*	Previously filed.

†	Portions of these exhibits have been omitted based upon a request for confidential treatment filed with the SEC.